As filed with the Securities and Exchange Commission on June 30, 2008

                                                    1933 Act File No. 333-144302
                                                     1940 Act File No. 811-21641

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

                        (Check Appropriate Box or Boxes)
       [ ]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

       [ ]  Pre-Effective Amendment No. __
       [X]  Post-Effective Amendment No. 1

                                     and/or

       [ ]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

       [X]  Amendment No. 8

   CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC
   ---------------------------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                      11 MADISON AVENUE, NEW YORK, NY 10010
                      -------------------------------------
                    (Address of Principal Executive Officers)

                                 (800) 910-2732
                                 --------------
              (Registrant's Telephone Number, Including Area Code)

                              MICHAEL PONDER, ESQ.
                                11 MADISON AVENUE
                               NEW YORK, NY 10010

                     (Name and Address of Agent For Service)

                          Copies of Communications to:

                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                           BOSTON, MASSACHUSETTS 02111

      APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING       As  soon as practicable
after the effective date of this Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

      It is proposed that this filing will become effective:

      [X] When declared effective pursuant to Section 8(c) under the Securities Act of 1933.


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC, as the Master Fund in which the Registrant indirectly invests substantially all of its assets, has also executed this Registration Statement.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE
 SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES
    EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES
 IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR
          TO NOTIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                                   PROSPECTUS

                              [CREDIT SUISSE LOGO]

    CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY INSTITUTIONAL FUND, LLC

  CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC



Each issuing Units of Limited Liability Company Interests

          EACH REGISTRANT'S   EACH REGISTRANT'S           PROCEEDS TO
          PRICE TO PUBLIC(1)    SALES LOAD(2)          EACH REGISTRANT(3)
Per Unit     Current NAV            3.5%         Amount invested at current NAV
Total        $200,000,000           3.5%                  $193,000,000


(1)  Issued at current net asset value ("NAV"), which varies.

(2) Investments may be subject to a sales charge of up to 3.50% added to the offering price per unit, subject to waivers or reductions for certain types of investors. Under a right of accumulation offered by a Fund (as defined below), the amount of each additional investment in a specific Fund by a member of that Fund (a "Member") will be aggregated with the amount of the Member's initial investment and any other additional investments by the Member in determining the applicable sales load at the time of such investment. No sales load will be charged to certain types of investors. See "Distribution Arrangements."

(3) Assumes sale of all Units currently registered at the NAV. The Units are offered at the offering price (which is net asset value), plus any applicable sales charge.

Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC ("Multi-Strategy Fund") and Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC ("Long/Short Equity Fund") (each singly a "Fund" and together the "Funds") are Delaware limited liability companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as closed-end management investment companies. Each of the Funds is a feeder fund that invests indirectly in a corresponding master fund (each singly a "Master Fund" and together the "Master Funds") that is a fund of hedge funds. The Funds are designed solely for investment by certain tax-deferred and tax-exempt members ("Tax-Exempt Members").

Credit Suisse Asset Management Securities, Inc. (the "Distributor"), in conjunction with its affiliate Credit Suisse Securities (USA) LLC, acts as the distributor of units of limited liability company interests ("Units") of each Fund on a reasonable best efforts basis, subject to various conditions. A Fund's Units may be purchased through the Distributor or through broker-dealers that have entered into selling agreements with the Distributor. Neither the Distributor nor any other broker-dealer is obligated to buy from a Fund any of the Units. There is no minimum aggregate amount of Units of a Fund required to be purchased in the offering.

This prospectus ("Prospectus") provides the information that a prospective member should know about a Fund before investing. You are advised to read this Prospectus carefully and retain it for future reference. Additional information about a Fund, including the statement of additional information ("SAI") dated [August 1], 2008 has been filed with the SEC. The SAI and the Funds' annual and semiannual reports (once such reports are produced) are available upon request and without charge by writing to the appropriate Fund at 11 Madison Avenue, New York, New York 10010 or by calling the appropriate Fund toll-free at 877-435-5264. Members may also make written or telephonic inquiries or request other information about the Funds at this address and telephone number. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 51 of this Prospectus. The SAI and other information about a Fund are also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective members and is not intended to be an active link. Since the Funds do not maintain a website, the Funds do not make the SAI or annual and semiannual reports available in this manner.

In making an investment decision, a prospective member must rely upon his, her or its own examination of a Fund and the terms of the offering, including the merits and risks involved in an investment in a Fund's Units described in this Prospectus.

Each Fund's Units are subject to substantial restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Fund's Limited Liability Company Agreement (the "LLC Agreement"), the Securities Act of 1933, as amended, and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to members, each Fund may from time to time offer to repurchase Units pursuant to written tenders by members. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by a Fund's Board of Managers, in its sole discretion. However, members do not have the right to require a Fund to redeem any or all of their Units in the Fund.

Neither Fund's Units have been approved or disapproved by the Securities and Exchange Commission ("SEC") or any other U.S. federal or state governmental agency or regulatory authority or any securities exchange. No agency, authority, or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in a Fund's Units. Any representation to the contrary is a criminal offense.

                                [August 1], 2008

                           TO ALL PROSPECTIVE MEMBERS

No person has been authorized to make any representations concerning a Fund that are inconsistent with those contained in this Prospectus. Prospective members should not rely on any information not contained in this Prospectus, the SAI or the accompanying exhibits. This Prospectus is intended solely for the use of the person to whom it has been delivered for the purpose of evaluating a possible investment by the recipient in the Units of a Fund and is not to be reproduced or distributed to any other persons (other than professional advisers of the prospective members receiving this document). Prospective members should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective member should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in a Fund.

AN INVESTMENT IN A FUND INVOLVES A HIGH DEGREE OF RISK. IT IS POSSIBLE THAT A MEMBER MAY LOSE SOME OR ALL OF ITS INVESTMENT AND THAT A FUND MAY NOT ACHIEVE ITS INVESTMENT OBJECTIVE. BEFORE MAKING AN INVESTMENT DECISION, A PROSPECTIVE MEMBER AND/OR A PROSPECTIVE MEMBER'S ADVISER SHOULD (I) CONSIDER THE SUITABILITY OF THIS INVESTMENT WITH RESPECT TO THE PROSPECTIVE MEMBER'S INVESTMENT OBJECTIVES AND PERSONAL SITUATION AND (II) CONSIDER FACTORS SUCH AS THE PROSPECTIVE MEMBER'S PERSONAL NET WORTH, INCOME, AGE, RISK TOLERANCE AND LIQUIDITY NEEDS. SHORT-TERM PROSPECTIVE MEMBERS, PROSPECTIVE MEMBERS WITH IMMEDIATE LIQUIDITY NEEDS AND PROSPECTIVE MEMBERS WHO CANNOT BEAR THE LOSS OF SOME OR ALL OF THEIR INVESTMENT OR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF AN INVESTMENT IN A FUND SHOULD NOT INVEST IN THE FUNDS.

Fund Units are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. Neither Fund has authorized anyone to provide you with different information. Neither Fund is making an offer of its Units in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus. Each Fund is required to supplement this Prospectus to disclose any material changes in the information provided herein.

FOR A DISCUSSION OF CERTAIN RISK FACTORS AND SPECIAL CONSIDERATIONS WITH RESPECT TO OWNING FUND UNITS, SEE "RISK FACTORS" BEGINNING ON PAGE 27 OF THIS PROSPECTUS.

PROSPECTUS SUMMARY...........................................................1
SUMMARY OF FEES AND EXPENSES................................................13
FINANCIAL HIGHLIGHTS........................................................16
THE FUNDS...................................................................20
INVESTMENT PROGRAMS OF THE FUNDS............................................21
         Multi-Strategy Fund................................................21
         Long/Short Equity Fund.............................................23
         Investment Policies................................................23
         Leverage ..........................................................24
         Investment Process.................................................24
         Manager Selection..................................................25
         Risk Management....................................................26
         Strategy Allocation................................................26
RISK FACTORS................................................................27
         Principal Risk Factors Relating to the Funds' Structure............27
         Potential Conflicts of Interest....................................30
         Principal Risk Factors Relating to Hedge Funds.....................31
         Limits of Risk Disclosures.........................................36
USE OF PROCEEDS.............................................................36
MANAGEMENT OF THE FUNDS, THE OFFSHORE FEEDER FUNDS AND THE MASTER FUNDS.....36
         General  ..........................................................36
         Administrative, Accounting, Custody, Transfer Agent and
            Registrar Services..............................................37
         Expense Limitation Arrangement.....................................38
HEDGE FUND MANAGERS.........................................................38
SUBSCRIPTIONS FOR UNITS.....................................................38
         Subscription Terms.................................................38
         Member Qualifications..............................................39
REPURCHASES AND TRANSFERS OF UNITS..........................................40
         No Right of Redemption.............................................40
         Repurchases of Units...............................................40
         Repurchase Procedures..............................................41
         Mandatory Repurchase by a Fund.....................................41
CALCULATION OF NET ASSET VALUE..............................................41
UNITS AND CAPITAL ACCOUNTS..................................................43
         General  ..........................................................43
         Allocation of Net Profits and Losses...............................44
         Allocation of Special Items........................................44
         Reserves.......................................................... 44
VOTING   ...................................................................44
TAXES    ...................................................................44
         Tax Treatment of Fund Operations...................................45
DISTRIBUTION ARRANGEMENTS...................................................48
         General  ..........................................................48
         Additional Payments to Financial Intermediaries....................48
         Purchase Terms.....................................................49
GENERAL INFORMATION.........................................................50
TABLE OF CONTENTS OF THE Statement of Additional Information................51
APPENDIX A: MEMBER CERTIFICATION...........................................A-1
APPENDIX B: FORM OF LIMITED LIABILITY COMPANY AGREEMENT....................B-1

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

THE FOLLOWING IS ONLY A SUMMARY OF THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN A FUND. YOU SHOULD REVIEW THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE SAI.

THE FUNDS     The Multi-Strategy Fund and the Long/Short Equity Fund are
Delaware limited liability companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as closed-end management investment companies. Credit Suisse Alternative Capital, Inc. serves as each Master Fund's investment adviser (the "Adviser").

The Funds are feeder funds and each invests all or substantially all of its assets indirectly in a corresponding Master Fund that is a fund of hedge funds. The Funds are designed solely for investment by Tax-Exempt Members. The structure of the Funds, as discussed below, enables Tax-Exempt Members to invest without receiving certain income in a form that would otherwise be taxable to such members regardless of their tax-exempt status.

Each Fund will offer and sell units of limited liability company interests (the "Units") in larger minimum denominations (compared to open-end mutual funds) to Eligible Investors (as defined below). Unlike many private investment funds, however, each Fund is able to offer Units without limiting the number of members who may participate in its investment program. The Funds are offered only to certain Eligible Investors, which include: (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code;
(3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover
IRAs) and 403(b)(7) Plans; (6) state colleges and universities; and (7) foreign investors ((1) through (7) collectively, "Eligible Investors"). Eligible Investors also must meet certain additional criteria set forth elsewhere in this Prospectus.

Eligible Investors who purchase Units of a respective Fund and other persons who acquire Units and are admitted to a Fund by its Board of Managers (each individually a "Manager" and collectively the "Board") in the Board's discretion, will become members of the respective Fund (the "Members").

EACH FUND'S INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES    Each Fund seeks to
maximize its risk-adjusted performance by indirectly investing in pooled investment vehicles (collectively, "Hedge Funds").

o The Multi-Strategy Fund invests substantially all of its assets in Hedge Funds. The Multi-Strategy Fund seeks its objective by maintaining broad exposure to a number of Hedge Funds employing different strategies and opportunistically adjusting its strategy allocations based upon the evaluation of the Adviser of the relative prospects and risks of each strategy. Such strategies may include, in addition to long/short equity strategies described below with regard to the Long/Short Equity Fund, event driven and emerging market strategies, relative value strategies and tactical trading strategies. Event driven and emerging market strategies include strategies such as equity special situations, capital structure arbitrage, credit trading, distressed investing and risk arbitrage in both developed and emerging markets. Event driven Hedge Fund managers invest in securities of companies that are, or may be, subject to significant transactional events such as takeovers, mergers, acquisitions, reorganizations and bankruptcies. Relative value strategies include strategies such as convertible arbitrage, fixed income arbitrage, equity market neutral and multi-strategy arbitrage globally. Hedge Funds employing relative value strategies seek to exploit anomalies in the pricing of related securities. Many of these strategies utilize quantitative methods and historical relationships to predict future price movements. These Hedge Funds may employ a number of different strategies alongside their relative value arbitrage strategies. Tactical trading strategies include strategies such as global macro, fixed income arbitrage and managed futures globally. Tactical trading Hedge Funds opportunistically express directional views in one or several asset classes, usually with liquid trading instruments. These Hedge Funds may be active in the currency, fixed income, commodity, equity and equity index markets, and may employ a number of other strategies alongside their global macro and managed futures strategies.

o The Long/Short Equity Fund invests substantially all of its assets in Hedge Funds that pursue long/short equity, equity market neutral and dedicated short equity strategies globally. These Hedge Funds vary in their net exposure to the equity markets, but typically manage portfolios of both long and short equity positions. Long/short equity strategies may be implemented in particular geographic regions or industries. Long/short equity Hedge Fund Managers seek to identify mispriced equities and generally construct and manage portfolios of both long and short equity positions.

o The Long/Short Equity Fund may also invest up to 20% of its net assets plus any borrowings opportunistically in Hedge Funds that employ strategies other than the strategy indicated by the Fund's name.

THE FUND COMPLEX    Each of the Funds acts as a feeder fund and shares the same basic structure. With reference to the table below, each Fund seeks to achieve its investment objective by investing substantially all of its investable assets in its respective Offshore Feeder Fund, each of which is a Cayman Islands limited duration company with the same investment objective as the Fund. Each Offshore Feeder Fund, in turn, invests all or substantially all of its investable assets in a corresponding Master Fund. In the Funds' structure, each Offshore Feeder Fund serves solely as an intermediate entity through which a Fund invests in its respective Master Fund. An Offshore Feeder Fund makes no independent investment decisions and has no investment or other discretion over its investable assets. An Offshore Feeder Fund is recognized as a corporation under tax laws of the United States and the Cayman Islands. The above structure, as discussed in this Prospectus, should enable Tax-Exempt Members to invest in a Fund without receiving certain income in a form that would otherwise be taxable to such members regardless of their tax-exempt status. Each Master Fund emphasizes allocation of member capital across one or more Hedge Fund strategies through a diversified portfolio of Hedge Funds managed by independent investment managers (the "Hedge Fund Managers").


      FUND                              OFFSHORE FUND                             MASTER FUND

   -----------------------        -----------------------------             -----------------------------
   Multi-Strategy Fund              Credit Suisse Alternative         -->    Credit Suisse Alternative
                           -->    Capital Multi-Strategy Offshore           Capital Multi-Strategy Master
                                    Institutional Fund, LDC                        Fund, LLC
   -----------------------        -----------------------------             -----------------------------

   Long/Short Equity Fund  -->     Credit Suisse Alternative          -->   Credit Suisse Alternative
                                   Capital Long/Short Equity                Capital Long/Short Equity
                                  Offshore Institutional Fund,                  Master Fund, LLC
                                               LDC
   -----------------------        -----------------------------             -----------------------------

The Adviser to each Master Fund is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and is also registered with the Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator." The Adviser is a member of the National Futures Association (the "NFA") and, to the extent described in this Prospectus, the Master Funds may invest in futures and other derivatives.

Subject to the limitations of the 1940 Act, each Fund and each Master Fund may borrow to facilitate purchases and redemptions of Units. Borrowing may also be used for cash management purposes such as to pay miscellaneous expenses as they arise and to bridge financing gaps related to redemptions of Hedge Fund investments by the Master Funds. Additionally, certain Hedge Fund Managers borrow money, trade securities or futures on margin or leverage their investments through various other means.

The Funds offer Eligible Investors the following advantages:

o ACCESS TO HEDGE FUNDS THROUGH A LOW MINIMUM INVESTMENT SIZE-The Funds offer Eligible Investors exposure to Hedge Funds that may not be accepting capital from new investors or may have relatively high minimum investment amounts.

o PROFESSIONAL PORTFOLIO MANAGEMENT-The Adviser employs active management to manage the Funds and Master Funds.

o ONGOING HEDGE FUND MANAGER MONITORING-Hedge Funds in the Master Funds are monitored by the Adviser on a regular basis with the goal of identifying managers who are underperforming, unexpectedly changing their investment strategies or taking unusual risks.

o DIVERSIFICATION-The Funds seek to take advantage of low correlations among Hedge Funds and where appropriate, strategies, to provide diversification benefits to Members. The aim of diversification is to manage risk and to reduce the volatility of returns.

o LIMITED LIABILITY-Loss to a Member is limited to the size of its investment in a Fund.

o PREFERABLE TAX TREATMENT-The Funds are structured in a manner that should avoid unrelated business taxable income ("UBTI"), which would be taxable income to Tax-Exempt Members.

THE FUNDS' INVESTMENT PROGRAM    The Adviser employs a specialist-based approach
to investing that seeks to combine in-depth research and recommendations with portfolio management, risk management, due diligence and management oversight. The Adviser relies upon its fund of hedge fund investment management team, the Multi Manager Portfolios group ("MMP"), to identify potential hedge fund investments. MMP's research personnel have focused areas of expertise, which encompass similar hedge fund investment strategies. MMP is responsible for researching one or more of the following strategies (as so defined and referenced throughout this Prospectus), and may additionally perform research on hedge fund strategies that are relatively unique, and grouped together as "other":

                              Convertible Arbitrage

                              Dedicated Short Bias

                                Emerging Markets

                              Equity Market Neutral

                                  Event Driven

                              Distressed/High Yield

                                 Multi-Strategy

                                 Risk Arbitrage

                             Fixed Income Arbitrage

                                  Global Macro

                                Long/Short Equity

                                 Managed Futures

Investment decisions are handled by a small group of MMP senior professionals and aided by the various governance bodies. MMP's governance bodies include a Strategy Review Committee, Fund Review Committee, and Portfolio Review Committee. MMP has a three-pronged approach to managing hedge fund investments:
(1) manager selection; (2) strategic allocation; and (3) portfolio management.

FRC: Bottom-Up
--------------

From the bottom-up, MMP has a team of analysts that cover the spectrum of Hedge Fund Managers. Research and manager selection are governed by the Fund and Review Committee ("FRC"). The FRC meets once a month formally and on an ad-hoc basis as necessary to: (a) approve new managers; (b) review existing managers; and (c) terminate existing managers. The FRC is chaired by the MMP CIO, and its voting membership includes a representative from Risk Management. Risk Management has the power to veto any manager investment for cause. Risk Management is employed by the Funds and Alternative Solutions Group ("FAS") within Credit Suisse, but does not report to MMP. Instead, they have a direct report to the office of the COO of FAS. Other voting members include senior investment professionals.

SRC: Top-Down
-------------

It is MMP's view that the decision to under- or overweight strategies necessarily translates into positive or negative contribution to overall performance. Therefore, to the extent it can capture market or strategy directionality or beta, the better off the whole return profile.

Strategic allocation decisions tend to be top-down and are based on the findings of the Strategic Review Committee ("SRC"). The SRC meets formally on a semi-annual basis or on an ad-hoc basis to determine the strategic views of MMP.
Each invested strategy receives one of three ratings: (1) bullish; (2) bearish; or (3) neutral. Such determinations are voted on by the senior investment team chaired by the CIO of MMP. Such views take into account: manager performance; strategy performance; strategy outlook; and financial market activities.

PRC: Portfolio Construction
---------------------------

All portfolios run by MMP are assigned primary and secondary portfolio managers ("Assigned PMs"). Assigned PMs are responsible for providing a formal monthly portfolio proposal to the Portfolio Review Committee ("PRC"). No portfolios may have any transactions without PRC approval. The PRC is comprised of senior investment professionals and the Chief Risk Manager of FAS and is chaired by the CIO of MMP. The PRC seeks to ensure that the Assigned PMs construct portfolios consistent with the portfolios' stated objectives, within the portfolios' risk and investment guidelines and consistent with the directionality established by the SRC and the manager selection of the FRS.

Key Senior Members:
-------------------

Egidio Robertiello, Manager, President and Chairman, Managing Director, Head of MMP Americas business

Lance Babbit, Senior Portfolio Manager, MMP

As set forth above, each Fund attempts to achieve its objective by investing all or substantially all of its investable assets, through its respective Offshore Feeder Fund, in the corresponding Master Fund. The Master Funds allocate capital to one or more strategies through a diversified portfolio of Hedge Funds.

ERISA PLANS AND OTHER TAX-EXEMPT MEMBERS    Because the Master Fund into which
each Fund invests substantially all of its investable assets through its Offshore Feeder Fund and the underlying Hedge Funds may use leverage, Tax-Exempt Members subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other Tax-Exempt Members ordinarily could incur income tax liability to the extent that a Master Fund's transactions are treated as giving rise to UBTI. Each Fund, however, because of its structure, should not pass UBTI on to its Members. See "Taxes."

OFFSHORE FEEDER FUNDS    Each Offshore Feeder Fund is interposed between a Fund
and a Master Fund and serves as an intermediate entity so that any UBTI generated either by certain investment activities of the Master Fund or through the Hedge Funds is not ultimately incurred by a Member. Each Offshore Feeder Fund is organized as a limited duration company ("LDC") in the Cayman Islands. Each Offshore Feeder Fund has two members, its respective Fund and the Adviser. The Adviser holds only a nominal non-voting interest in the Offshore Feeder Fund. Each Fund and the Adviser have delegated all management of the respective Offshore Feeder Fund to the respective Fund which is the managing member of the Offshore Feeder Fund. Neither Offshore Feeder Fund has any independent investment discretion or other decision-making capabilities and each is effectively controlled by the Board of the Offshore Feeder Fund's specific Fund. As an LDC, each Offshore Feeder Fund offers its members limited liability and is treated as a corporation under the taxation laws of the Cayman Islands and the United States. Any UBTI received by an Offshore Feeder Fund will be subject to taxation in the Cayman Islands, which currently has no income, corporate, capital gains or other taxes in effect for such an Offshore Feeder Fund, and will be distributed to each Fund as dividend income. UBTI therefore will not flow through the Offshore Feeder Funds to Members of the Funds. Consequently Tax-Exempt Members avoid UBTI, which would otherwise be taxable income despite their tax-exempt status. The Offshore Feeder Fund may be subject to United States withholding and income tax with respect to its allocable share of certain income of the Master Fund. Although this does not result in the receipt of UBTI by Tax-Exempt Members, it affects the investment return of the Offshore Fund. See "The Funds-The Offshore Feeder Funds" and "Taxes."

THE INVESTMENT ADVISER    The Adviser, a Delaware corporation, is registered
with the SEC as an investment adviser under the Advisers Act. The Adviser is also registered with the CFTC as a "commodity pool operator" and is a member of the NFA.

The Adviser is responsible for identifying what it considers to be attractive investment opportunities and for the day-to-day management of each Master Fund's portfolio. The Adviser and MMP (and its predecessor group) have been creating and managing funds of Hedge Funds since 1994. As part of Credit Suisse, the Adviser benefits from resources it believes are unavailable to many of its competitors, including access to a wide-ranging experienced group of market professionals that provide insights into financial markets, trading conditions and security valuations. These financial resources enable the Adviser to commit significant time and expense to building and maintaining its operational and technological infrastructure.

The Adviser has considerable experience in fund of Hedge Funds investing, trading and risk management. MMP has an extensive network of industry contacts with Hedge Fund Managers and broker-dealers. As a result of its longstanding ties in the Hedge Fund industry, MMP has access to many new and established Hedge Fund Managers that may not be accepting capital from new investors.

Subject to policies adopted by the Board of each Fund and applicable law, the Adviser is responsible for the day-to-day management of each Master Fund and for the allocation of each Master Fund's assets to various Hedge Funds. The Adviser's investment professionals will devote such time to the ongoing operations of each Master Fund as they deem appropriate in order to implement and monitor their investment program.

See "Management of the Funds, the Offshore Feeder Funds and the Master Funds-General."

MANAGEMENT FEE AND SERVICES FEE    Each Master Fund pays the Adviser a fee (the
"Management Fee") computed at the annual rate of 1.00% of the aggregate value of its outstanding interests determined as of the last day of each month and payable quarterly (before any repurchases of interests). The Management Fee covers the provision of investment advisory and certain administrative services to the Master Funds. A portion of the Management Fee may be reallocated internally to affiliates of the Adviser within Credit Suisse that supply services related to the distribution of Units. See "Management of the Funds, the Offshore Feeder Funds and the Master Funds-General."

The Adviser provides certain services to each Fund that are in addition to the services provided to the Master Funds. These services include, among others, certain legal and accounting support services, reconciliation services, certain recordkeeping functions, provision of office space and oversight and direction of other service providers, including the Administrator and the Custodian. In consideration of performing such administrative services to the Funds, each Fund may pay the Adviser or its affiliates a fee computed at the annual rate of 0.10% of the aggregate value of outstanding Unit (before any repurchases of interests), determined as of the last day of each calendar month and paid quarterly (the "Services Fee").

ADMINISTRATIVE, ACCOUNTING, CUSTODY, TRANSFER AGENT AND REGISTRAR
SERVICES    [PFPC Inc.] (the "Administrator") provides certain administrative services to the Funds, the Offshore Feeder Funds and the Master Funds. [PFPC Trust Company] (the "Custodian") serves as each Fund's, each Offshore Feeder Fund's and each Master Fund's custodian. The services provided by the Administrator and the Custodian to each Fund include but are not limited to, accounting, recordkeeping and valuation services, tax services, administrative and operational services, regulatory and compliance services, board governance services and investor relations and reporting services. In consideration for these services, each Fund pays the Administrator and the Custodian a fee of up to 0.30% per annum of the aggregate value of outstanding Units generally determined as of the last day of each calendar month and paid monthly (the "Administration Fee"). Each Fund will also, based upon its interest in the Master Fund, bear a proportionate interest in the Administration Fee paid by the

Master Fund. The Adviser has agreed that it or one of its affiliates shall bear all such administrative costs related to the Offshore Feeder Funds. The principal business address of the Administrator is 301 Bellevue Parkway, Wilmington, Delaware 19809 and the principal address of the Custodian is 8800 Tinicum Boulevard, 4th Floor, Philadelphia, Pennsylvania 19153.

EXPENSE LIMITATION ARRANGEMENT    The Adviser has contractually agreed to limit
total annualized expenses of each Fund, including the expenses of the Master Fund, to 1.50% (the "Expense Limitation Agreement") through March 11, 2009. This Expense Limitation Agreement will automatically renew on an annual basis unless terminated.

INVESTOR ELIGIBILITY    Each investor will be required to represent that he, she
or it is acquiring Units directly or indirectly for the account of an Eligible Investor. An Eligible Investor includes: (1) pension, profit-sharing or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Code by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) "IRAs" (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans;
(6) state colleges and universities; and (7) foreign investors.

In addition, an Eligible Investor must also be one or more of the following:

o Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

o Any natural person who has a net worth or joint net worth with that person's spouse, at the time of purchase that exceeds $1,000,000 ("net worth" for this purpose means total assets in excess of total liabilities);

o An individual or entity having an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for Units in a fiduciary capacity on behalf of the account;

o A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in a Fund and (iii) of which the person responsible for directing the investment of assets in a Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

o    A Manager or executive officer of a Fund;

o A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

o An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors" (as defined in Regulation D under the Securities Act of 1933, as amended);

o Any organization described in section 501(c)(3) of the Code not formed for the specific purpose of acquiring Units, with total assets in excess of $5,000,000; or

o An entity in which all of the equity owners meet the qualifications set forth above.

After an initial purchase, existing Members subscribing for additional Units will be required to verify their status as Eligible Investors at the time of each additional subscription. The qualifications required to invest in a Fund will appear in an application form that must be completed by each prospective Member. See "Subscriptions for Units-Member Qualifications."

With the exception of seed money investments by the Adviser or an affiliate, which is required by law, the Funds are only open to investment by Eligible Investors which may include the Adviser's affiliates.

MEMBER SUITABILITY    An investment in the Funds involves substantial risks.  It is possible that a Member may lose some or all of the Member's investment and that a Fund may not achieve its investment objective. Before making an investment decision, a prospective Member and/or a prospective Member's adviser should (i) consider the suitability of this investment with respect to the prospective Member's personal investment objectives and individual situation and
(ii) consider factors such as the prospective Member's personal net worth, income, age, risk tolerance and liquidity needs. See "Risk Factors."

Short-term prospective Members, prospective Members with immediate liquidity needs and prospective Members who cannot bear the loss of some or all of their investment or the risks associated with the limited liquidity of an investment in a Fund should not invest in the Funds.

THE OFFERINGS    Each Fund is offering Units through the Distributor and through broker-dealers that have entered into selling agreements with the Distributor or its affiliated broker-dealer, Credit Suisse Securities (USA) LLC. See "Distribution Arrangements." Units are offered and may be purchased on a monthly basis or at such other times as may be determined by the Board of each Fund. The Board of either Fund may discontinue accepting subscriptions at any time.

Units will be sold at the then-current net asset value per Unit as of the date on which the subscription is accepted. The minimum initial investment in a Fund by any Eligible Investor is $50,000 and the minimum additional investment in a Fund by a Member is $50,000. A Fund may accept investments for lesser amounts (which will not be less than $25,000) under certain circumstances, including where a Member has significant assets under the management of the Adviser or an affiliate and other special circumstances that may arise. Certain selling broker-dealers and financial advisers may impose higher minimums.

Investments may be subject to a sales charge of up to 3.50%, subject to waivers for certain types of investors. The sales charge will be added to each prospective Member's purchase amount, and will not constitute part of a Member's capital contribution to the Fund or part of the assets of the Fund.

Under a right of accumulation offered by each Fund, the amount of each additional investment in a Fund by a Member will be aggregated with the amount of the Member's initial investment and any other investments in either of the Funds in determining the applicable sales load at the time of the additional investment. The right of accumulation also permits a Member investment in a Fund to be combined with investments made by the Member's spouse and investments for certain related accounts. In addition, no sales load will be charged to certain types of investors. To be eligible to receive a waiver of the sales load or special sales load rate applicable under the right of accumulation, an investor must advise the Distributor or the selling broker-dealer when making an investment.

The full amount of the sales charge is reallowed by the Distributor to the applicable selling broker-dealer. Each Fund is indirectly subject to a cap on compensation paid to the Financial Industry Regulatory Authority ("FINRA") (formerly, NASD) member firms as referenced below. See "Distribution Arrangements."

The Distributor (or one of its affiliates) may pay from its own resources additional compensation or commissions, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers, and to investor service providers, for ongoing investor servicing. Such payments, sometimes referred to as "revenue sharing," may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend the Funds instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

See "Subscriptions for Units-Subscription Terms" and "Distribution
Arrangements."

BORROWING AND USE OF LEVERAGE    Each Fund and Master Fund may employ borrowing
to facilitate repurchases of Units. Borrowing may also be used for cash management purposes such as to pay miscellaneous expenses as they arise and for bridge financing of investments in Hedge Funds while awaiting cash from Hedge Fund redemptions. Borrowings (other than temporary borrowings of less than 5% of the Fund's or the Master Fund's assets) will be subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement and may result in greater losses and volatility than may be expected to occur if such Hedge Funds did not borrow. See "Risk Factors-Principal Risk Factors Relating to Hedge Funds-Use of Leverage" and "Investment Programs of the Funds-Leverage."

CLOSED-END FUND STRUCTURE: LIMITED LIQUIDITY AND TRANSFER RESTRICTIONS    The
Funds and the Master Funds have been organized as closed-end management investment companies. Closed-end funds differ from open-end management investment companies, commonly known as mutual funds, in that closed-end fund shareholders do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its assets in illiquid securities. However, Hedge Fund investments are often illiquid. For this reason, the Funds and the Master Funds are organized as closed-end funds. See "Risk Factors."

The Funds will not list the Units on any securities exchange and it is not expected that any secondary market will develop for the Units. Members are not able to redeem their Units on a daily basis because the Funds are closed-end funds. In addition, Units are subject to significant transfer restrictions and may only be transferred with the written consent of a Fund's Board which may be withheld for any reason in the Board's sole and absolute discretion. Members should not expect that they will be able to transfer Units. Units currently may not be exchanged for Units of any other Fund. As described below, however, in order to provide a limited degree of liquidity, each Fund may conduct quarterly tender offers for its outstanding Units. An investment in a Fund is suitable only for Members who can bear the risks associated with the limited liquidity of the Units. Purchases of Units should be viewed as long-term investments. See "Risk Factors-Principal Risk Factors Relating to the Funds' Structure-Limited Liquidity" and "Risk Factors-Principal Risk Factors Relating to Hedge Funds-Illiquid Investments."

TENDER OFFERS AND OTHER REPURCHASES OF UNITS BY A FUND    Because the Funds are
closed-end funds, Members do not have the right to require a Fund to redeem any or all of their Units. To provide a limited degree of liquidity to Members, each Fund may from time to time offer to repurchase Units pursuant to written tender offers, but is not obligated to do so. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of each Fund, in its sole discretion pursuant to such tender offers. In determining whether a Fund should offer to repurchase Units, the Board will consider a variety of operational, business and economic factors. The Board currently expects that each Fund will ordinarily offer to repurchase Units from Members quarterly with March 31, June 30, September 30 and December 31 valuation dates (or, if any such date is not a business day, on the last business day of such calendar quarter). See "Repurchases and Transfers of Units."

Any Member tendering Units for repurchase less than one year following the date of the initial purchase of the particular Units being tendered will be subject to an early withdrawal charge of 2.00% (as a percentage of repurchase proceeds) which will be netted against withdrawal proceeds and remain in the Fund.

Each Fund's assets consist primarily of interests in a Master Fund, which is held through the Fund's respective Offshore Feeder Fund. In order to finance the repurchase of Units pursuant to the tender offers, a Fund may find it necessary to liquidate all or a portion of its interest in a Master Fund. Each Fund controls its respective Offshore Feeder Fund and, because interests in a Master Fund are generally not transferable, a Fund may withdraw a portion of its interest only pursuant to tender offers by its Master Fund made to the respective Offshore Feeder Fund, and a distribution from the Offshore Feeder Fund to the Fund of the proceeds. A Fund will not conduct a tender offer for Units unless a Master Fund in which it invests through its Offshore Feeder Fund simultaneously conducts a tender offer for the Master Fund's interests. Each Master Fund's Board expects that the Master Fund will conduct tender offers for its interests on a quarterly basis in order to permit each Fund to meet its obligations under its tender offers. However, there are no assurances that a Master Fund's Board will, in fact, decide to undertake such a tender offer. To the extent that a tender offer made by a Master Fund is oversubscribed, the amount of the Master Fund's interests which the Fund may tender for repurchase will be reduced on a pro rata basis with other investors in the Master Fund and the Fund's offer to repurchase its interests will be correspondingly reduced. A Fund cannot make a tender offer larger than a tender offer made by the respective Master Fund. Each Master Fund will make tender offers, if any, to all of its Members, including the Fund which holds an interest in it (through its Offshore Feeder Fund), on the same terms. This practice may affect the size of a Master Fund's offers. Subject to a Master Fund's investment restriction with respect to borrowings, a Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such tender offer.

Each Fund has the right to repurchase Units of Members if the Board determines that the repurchase is in the best interest of a Fund or upon the occurrence of certain events specified in a Fund's Limited Liability Company Agreement (the "LLC Agreement"), including, but not limited to, Members' attempted transfers in violation of the transfer restrictions described above. See "Repurchases and Transfers of Units-No Right of Redemption" and "-Repurchases of Units."

DISTRIBUTION POLICY    Neither Fund presently intends to make periodic
distributions of its net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of the Board. Whether or not distributions are made, Members will be required each year to pay any applicable taxes. See "Taxes."

ALLOCATION OF PROFIT AND LOSS    The net profits or net losses of a Fund
(including, without limitation, net realized gains or losses and the net change in unrealized appreciation or depreciation of securities positions) will be reflected in the net asset value per Unit on an ongoing basis. See "Units and Capital Accounts-Allocation of Net Profits and Losses."

PROVISION OF TAX INFORMATION TO MEMBERS    Each Fund will furnish to Members, as
soon as practicable after the end of each taxable year, such information as is necessary for them to complete federal and state tax returns or information returns along with any tax information required by law. However, a Master Fund may not receive tax information from Hedge Funds in a timely manner sufficient to enable a Fund invested in the Master Fund to provide tax information to Members necessary for them to file their returns without filing an extension with the Internal Revenue Service (or state agencies). Accordingly, it is expected that Members will be required to obtain extensions of time to file their tax returns. Each Fund sends Members a semi-annual report and an audited annual report within 60 days after the close of the period for which the report is being made, or as required by the 1940 Act. See "Fiscal Year" below.

TAXATION    Each Fund intends to operate as a partnership and not as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. The Funds should not be subject to U.S. federal income tax, and each Member will be required to report on its own annual tax return, to the extent required, the Member's distributive share of a Fund's taxable income or loss. If a Fund were determined to be an association or a publicly traded partnership taxable as a corporation, the taxable income of that Fund would be subject to corporate income tax and any distributions of profits from that Fund would be treated as dividends. To the extent that legislative or regulatory changes are made to the taxation regime for tax-deferred or tax-exempt partners regarding UBTI, or to the taxation of widely-held partnerships, there is a risk that the Offshore Fund could no longer be able to fulfill its intended function. See "Taxes."

FISCAL YEAR    The fiscal year of each Fund shall end on March 31, with the taxable year ending on December 31.

RISK FACTORS    The investment programs of the Funds are speculative and entail substantial risks. No assurance can be given that a Fund's or a Master Fund's investment objectives will be achieved and a Fund may experience substantial losses. The Funds have certain common risks and each Fund has certain specific risks related to its strategy or strategies. In addition, each of the Master Funds share certain risks posed by the Hedge Funds in which they invest. Since it invests using a number of strategies, the Multi-Strategy Fund shares some or all of the risks of the other Funds. The following is a summary of the risks to which a Member in a Fund is subject.

RISKS COMMON TO EACH FUND

o LACK OF LIQUIDITY OF UNITS-Each Fund is a closed-end management investment company designed primarily for long-term investment and is not intended to be a trading vehicle or for short-term investing. The Funds do not currently intend to list the Units for trading on any securities exchange.
There is no secondary trading market for Units, and it is not expected that such a market will develop. Units therefore are not readily marketable. Because each Fund is a closed-end management investment company, Units may not be redeemed except pursuant to a tender offer and they may not be exchanged for Units of any other Fund.

o LACK OF LIQUIDITY OF MASTER FUNDS-The Master Funds are typically only able to redeem their investments in Hedge Funds on a periodic basis such as monthly, quarterly, semi-annually or over longer periods with specified advance notice requirements. Some Hedge Fund Managers impose a lock-up on their investors and/or may limit or suspend liquidity rights, during which time an investor may not redeem all or part of its interest in the Hedge Fund, or may only redeem by paying a penalty. Additionally, Hedge Funds typically hold back some percentage of full redemptions until they complete their annual audits. Hedge Fund Managers generally have the right to suspend investor redemptions at their discretion. Consequently, the Master Funds may be highly illiquid. There may be times when the Adviser intends to redeem a Master Fund's investment in a Hedge Fund but cannot immediately do so even when other investors in the Hedge Fund are able to redeem. This could negatively impact a Fund's ability to redeem and thus affect a Member's liquidity. In addition, certain Hedge Funds may use "side pockets" in which certain illiquid investments are placed. Such side pockets may be difficult to fair value and may increase risks relating to illiquidity of the Hedge Fund and inaccuracy in the Hedge Fund's reported valuation. The Funds' Boards have adopted policies governing the Funds' participation in side pocket investments.

o NO GUARANTEE OF QUARTERLY REPURCHASE OFFERS-Although each Fund, at the discretion of the Fund's Board, may make quarterly offers to repurchase its outstanding Units at net asset value, the Units are significantly less liquid than shares of funds that trade on a securities exchange or offer more frequent liquidity. Even when the Fund makes a tender offer, there is no guarantee that Members will be able to sell all of the Units that they desire to sell in any particular tender offer. If a tender offer is oversubscribed by Members, a Fund will repurchase only a pro rata portion of the Units tendered by each Member. A large investor in a Fund seeking repurchase may cause a greater likelihood of all Members seeking repurchase having their requests reduced pro rata. The potential for pro ration may cause some Members to tender more Units for repurchase than they otherwise would wish to have repurchased which may adversely affect others wishing to participate in the tender offer. In addition, in extreme cases, a Fund may not be able to complete repurchases if the corresponding Master Fund is unable to repurchase a portion of that Fund's interest in the Master Fund, held through an Offshore Feeder Fund, due to the Master Fund's inability to liquidate a portion of its Hedge Fund investments.
In that event, Members may be able to sell their Units only if they are able to find an Eligible Investor willing to purchase their Units. Any such sale may have to be negotiated at unfavorable prices and must comply with applicable securities laws and be approved by that Fund's Board.

o POTENTIAL CONSEQUENCES OF QUARTERLY TENDER OFFERS-Each Fund's tender offer policy may have the effect of decreasing the Fund size and thus the size of the corresponding Master Fund. It may therefore force a Master Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to a Master Fund and cause its expense ratio to increase. In addition, a Master Fund may be forced to sell its most liquid investments, if any, in order to meet cash requirements for repurchases. This may have the effect of substantially increasing a Master Fund's ratio of illiquid to liquid investments for the Fund's remaining Members and may negatively impact performance or the ability of the remaining Members to redeem.

o LAYERING OF FEES-Each Fund's and Master Fund's fees and expenses, including the Management Fee and Services Fee payable to the Adviser and the compensation paid to Hedge Fund Managers, result in two levels of fees and potentially greater expenses than would be associated with direct investments into Hedge Funds. Each Fund's expenses thus may constitute a higher percentage of net assets than expenses associated with similar types of investments.

o ALLOCATION AMONG HEDGE FUND MANAGERS-The Adviser may, from time to time, change the percentage of a Master Fund's assets allocated to each of its Hedge Fund investments. Allocation changes may occur for a number of reasons including as a result of a Fund and, in turn, a Master Fund receiving additional capital contributions during periods when certain Hedge Fund Managers may no longer be accepting additional capital (for example, because of capacity restrictions), or as a result of investment restrictions imposed by the 1940 Act. At times, a Master Fund might have to place some or all of any additional capital with other Hedge Funds. Each Fund's success may depend, therefore, not only on the Hedge Fund Managers the Adviser has selected for the Master Fund and its ability to allocate the assets of the Master Fund successfully among those Hedge Funds, but also on the Adviser's ability to identify new Hedge Fund Managers for investment. See "Risk Factors."

o INCREASE IN ASSETS UNDER MANAGEMENT-As each Master Fund's assets increase, more capital will be allocated to the Hedge Funds it selects. It is not known what effect, if any, this will have on the trading strategies utilized by the Hedge Fund Managers or their investment results. No assurance will be given that their strategies will continue to be successful or that the return on a Master Fund's investments will be similar to that achieved in the past.

o TAX RISKS-Special tax risks are associated with an investment in a Fund. There can be no assurance that the positions of the Funds relating to the consequences of their investment transactions will be accepted by the tax authorities. To the extent that legislative or regulatory changes are made to the taxation regime for tax-deferred or tax-exempt partners regarding UBTI, or to the taxation of widely-held partnerships, there is a risk that the Offshore Fund could no longer be able to fulfill its intended function. See "Taxes."

o CHANGES IN DELAWARE, UNITED STATES AND/OR CAYMAN ISLANDS LAW-If there are changes in the laws of Delaware, the United States and/or the Cayman Islands, so as to result in the inability of a Fund and/or an Offshore Feeder Fund to operate as set forth in this Prospectus, there may be a substantial effect on Members. For example, if Cayman Islands law changes such that an Offshore Feeder Fund must conduct business operations within the Cayman Islands, or pay taxes, Members would likely suffer decreased investment returns. If Cayman Islands law, which limits the term of a LDC to 30 years, were to change such that, at the end of 30 years, a Fund could not replace an Offshore Feeder Fund with another identical LDC, the structure of the Fund would be impacted, potentially in an adverse manner. Such changes could also result in the inability of a Fund to operate on a going forward basis, resulting in the Fund being liquidated.

o INVESTMENT IN OFFSHORE FEEDER FUND-The Offshore Feeder Funds are not registered under the 1940 Act and are not subject to the investor protections offered by that Act. Each Fund, by investing in its Offshore Feeder Fund, will not have the protections offered to investors in registered investment companies. Each Fund, however, will control its Offshore Feeder Fund, making it unlikely that an Offshore Feeder Fund will take action contrary to the interests of Members in a corresponding Fund.

o PATENT APPLICATION - The structure of the Funds, which is based on and in accordance with positions taken by the staff of the SEC, is used by numerous other industry participants. However, Man Investments Inc., or an affiliate thereof ("Man"), has filed at least two patent applications relating to a structure that interposes an offshore corporation between a registered investment company and underlying master fund. The first patent application has been published and has been rejected after examination by the U.S. Patent Office on several bases. There is no certainty that the present rejections, however, will ultimately be maintained by the Patent Office and that a patent will not issue. The second patent application was filed and has not as yet been examined for patentability. In the event that Man is successful in obtaining one or more patents, and either or both are valid and enforceable, the Adviser, if found to infringe the claims of either or both patents, may have to negotiate a mutually agreeable license to use such structure, may have to find a non-infringing alternative structure or the Funds may have to be dissolved and liquidated, which may result in costs and expenses and/or losses that could have a material adverse impact on the value of the Units.

o USE OF LEVERAGE-Subject to the limitations imposed by the 1940 Act, the Funds and the Master Funds may employ borrowing to facilitate repurchases of Units or for various cash management purposes. Any such borrowing in excess of short-term borrowings would implicitly leverage a Master Fund's investments, which may increase any loss incurred and may increase volatility. Hedge Fund Managers may use significant leverage in managing the Hedge Funds by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps or repurchase agreements and/or other means, which would increase any losses incurred. The more leverage that is employed, the more likely a substantial change will occur, either up or down, in the value of the Hedge Fund or the Master Fund. Because of the small profit potential of certain trading strategies, some Hedge Fund Managers on behalf of the Hedge Funds, may use leverage to acquire large positions in an effort to meet their objectives. Consequently, they will be subject to major losses in the event that market disruptions destroy the hedged nature of such positions. These losses would impact the value of a Master Fund holding such Hedge Funds, and, in turn, the Fund invested through the Offshore Feeder Fund in the Master Fund. See "Risk Factors-Principal Risk Factors Relating to Hedge Funds."

o TEMPORARY DEFENSIVE POSITIONS-In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows, each Fund or Master Fund (or both) may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments. As a result, a Fund may not achieve its investment objective.

o DELAY IN USE OF PROCEEDS-Although the Funds and the Master Funds currently intend to invest the proceeds of any sales of Units as soon as practicable after the receipt of such proceeds, the investment of such proceeds may be delayed if suitable investments are unavailable at the time or for other reasons. As a result, the proceeds may be invested in cash, cash equivalents, high-quality debt instruments or other securities pending their investment in Hedge Funds. Such other investments may be less advantageous, and, as a result, a Fund may not achieve its investment objective.

o OTHER MEMBERS IN A MASTER FUND-Other Members in a Master Fund may alone, or collectively, own or acquire sufficient voting interests in a Master Fund to control matters relating to the operation of a Master Fund, which may require a Fund, through the corresponding Offshore Feeder Fund, to withdraw its investment in a Master Fund or take other appropriate action. Any such withdrawal could result in a distribution "in-kind" of portfolio securities (as opposed to a cash distribution from a Master Fund) which would require a pro rata division of Hedge Fund investments, dependent upon consent for transfer being provided by such Hedge Funds' Managers. There is no certainty that a distribution in-kind could occur. If securities and other non-cash assets are distributed, a Fund could incur brokerage, tax or other charges in converting those assets to cash. In addition, the distribution in-kind may reduce the range of investments in the portfolio or adversely affect the liquidity of a Fund. Notwithstanding the above, there may be other means for meeting repurchase requests, such as borrowing.

o POTENTIAL CONFLICTS OF INTEREST-The investment activities of the Adviser, the Hedge Fund Managers and their respective affiliates for their own accounts and other accounts they manage, may give rise to conflicts of interest that may disadvantage the Funds and the Master Funds. The Adviser and its affiliates owe a fiduciary duty to each client. The Adviser will endeavor to resolve any conflicts that may arise from these different duties in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances. Over time, investment opportunities are allocated in a manner which the Adviser deems fair and equitable, generally considering a number of factors, primarily, client guidelines, legal and tax concerns and the Adviser's investment outlook. The Adviser's outlook is based in general on its overall view of market conditions relative to the Master Funds as well as the nature and size of existing positions and cash inflows and redemptions. There is no assurance that all portfolios under the management of the Adviser will hold the same Hedge Funds or will experience similar performance. See "Risk Factors-Potential Conflicts of Interest."

o DIVERSIFICATION-The Funds are classified as non-diversified under the 1940 Act. Although the Funds may have broad exposure to a number of Hedge Funds they may be susceptible to events affecting particular strategies or the Hedge Fund industry, and thus exhibit increased volatility.

RISKS OF THE HEDGE FUNDS    Investing in Hedge Funds either directly or
indirectly, as in the case of the Funds, involves certain risks, including the following:

o Investments in Hedge Funds entail a high degree of risk. It is possible that a Master Fund could lose all or part of its investment in a Hedge Fund, which would directly and adversely affect a Fund's performance. Accordingly, it is possible that a Member could lose some or all of its investment.

o Each Fund is subject to Hedge Fund strategy risk. Strategy risk refers to the failure or deterioration of investment or trading techniques employed within or across strategies, such that some or all Hedge Fund Managers employing such techniques may suffer significant losses. Losses associated with strategy risk may result from excessive concentration by multiple Hedge Fund Managers in the same or similar trading positions. Likewise, broad events or market dislocations, particularly those accompanied by illiquidity, may adversely affect a wide range of Hedge Funds in certain strategies. Many of the trading or investment strategies employed by Hedge Funds are speculative and involve substantial risks. Specific strategy risks relating to Hedge Fund strategies that may be present in the Master Funds include:

THE MULTI-STRATEGY MASTER FUND-Hedge Funds selected by the Multi-Strategy Master Fund may operate in any strategy and may be subject to some or all of the strategy risks described below, including the long/short strategy described below with respect to the Long/Short Equity Master Fund. Hedge Funds selected by the Multi-Strategy Master Fund that employ event driven strategies generally may seek to trade securities of companies undergoing significant transactional events such as takeovers, mergers, acquisitions, reorganizations and bankruptcies. Such transactional events may diminish at certain points during an economic or business cycle. For example, bankruptcies and liquidations can become scarcer in bull markets and merger and acquisition volume may diminish in bear markets. Additionally, particularly when opportunities are scarce, several event driven and emerging market Hedge Fund Managers may be concentrated in a reduced number of positions which could be unsuccessful for many different reasons including as a result of various legal and regulatory issues, shareholder concerns, changes in the market environment and company specific factors. In addition such Hedge Funds may be exposed to the risks associated with investment in non-U.S. securities and emerging markets. See "Risk Factors-Principal Risk Factors Relating to Hedge Funds--Non-U.S. Securities" and "-Principal Risk Factors Relating to Hedge Funds-Emerging Markets."

Hedge Funds selected by the Multi-Strategy Master Fund that employ relative value strategies typically employ strategies designed to exploit anomalies in the pricing of two or more related securities. Many of these strategies rely upon quantitative methods and historical relationships to predict future price movements. Generally, these Hedge Fund Managers attempt to eliminate exposure to significant risks aside from price differentials between related securities, but may be unable to eliminate exposure to these risks and may intentionally or unintentionally remain exposed to certain residual risk factors. Furthermore, Hedge Fund Managers often employ significant leverage in order to profit from relatively small mispricings between securities. If anomalies in the prices of related securities do not materialize or are reduced, Hedge Funds with positions in such securities may experience negative performance. Such instances may coincide with significant market dislocations involving illiquidity and the negative performance and volatility experienced may be exacerbated by leverage. In addition, many of these strategies rely upon quantitative methods that may be incorrectly derived or historical relationships that may not accurately predict future price movements.

Hedge Funds selected by the Multi-Strategy Master Fund may also employ tactical trading strategies which generally opportunistically express directional views in one or several asset classes, such as currencies, fixed income securities, commodities, equities and equity indexes. These Hedge Funds frequently exhibit a high degree of volatility, and often express similar views in similar or identical instruments, which may increase portfolio concentration and reduce performance. Hedge Fund activity in certain markets can exacerbate illiquidity in times of crisis which may preclude Hedge Fund Managers from liquidating positions even though prices are changing significantly. Likewise, particularly in the context of significant events and broad market dislocations, certain asset classes may become highly correlated and diversified portfolios consisting of otherwise uncorrelated instruments can uniformly incur substantial losses. Tactical trading Hedge Fund Managers, such as those in the Managed Futures strategy rely on systematic models that tend to profit from certain historical patterns in markets. In cases where unexpected market events occur, or adverse market conditions persist, the models may not account for these factors, these Hedge Fund Managers may experience negative performance.

THE LONG/SHORT EQUITY MASTER FUND-Hedge Funds selected by the Long/Short Equity Master Fund typically manage portfolios of both long and short positions in equity securities. The success of such Hedge Fund Managers depends largely on their ability to identify mispriced stocks. Individual Hedge Funds may incorrectly size their positions despite position and risk limits. Excessively large positions may reduce portfolio diversification and could result in significant losses for such Hedge Funds to the extent that such positions decrease in value. Long/Short Equity Hedge Fund Managers rely upon market liquidity to manage their portfolio risk. Illiquidity, particularly in a market exhibiting either an up or down trend, could result in significant losses. Moreover, despite carrying both long and short equity positions in their portfolios, Long/Short Equity Hedge Fund Managers typically maintain some overall level of long or short exposure to the equity markets and are susceptible to significant price moves in equities.

o Because the Long/Short Equity Master Fund may invest up to 20% of its net assets plus any borrowings opportunistically in Hedge Funds employing strategies outside of the Master Fund's investment focus, the Long/Short Equity Fund may be exposed to risks that are not described above. This does not purport to be a complete list of strategy risks.

o There is also a risk of misconduct by Hedge Fund Managers. When the Adviser invests a Master Fund's assets with a Hedge Fund Manager, the Master Fund will not have custody of the assets or control over their investment. Therefore, despite the due diligence process utilized by the Adviser in selecting Hedge Fund Managers, there is always the risk that the Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations, fail to adhere to stated guidelines or engage in other misconduct. The Hedge Funds in which the Adviser invests each Master Fund's assets are generally private and have not registered their securities under federal or state securities laws. Consequently, they may be subject to a low degree of regulatory oversight. This lack of registration, with the attendant relative lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers. There also is a risk that regulatory actions may be taken by governmental or other authorities against Hedge Fund Managers, which may expose investors, such as the Master Funds, that have placed assets with such Hedge Fund Managers, to losses.

o The Hedge Funds may, at any time and without notice to a Master Fund, change their investment objectives, policies or strategies. This may adversely affect a Master Fund's risk characteristics and may negatively impact performance.

o Each Hedge Fund Manager generally will charge a Master Fund an asset-based fee and some or all of the Hedge Fund Managers will receive performance or incentive allocations. Asset-based fees are generally expected to range from 1% to 4% annually of the Hedge Fund's net assets under management and performance or incentive allocations are generally expected to range from 15% to 30% of annual net profits. In certain cases, these fees and allocations may be higher. The receipt of a performance or incentive allocation by a Hedge Fund Manager may create an incentive for a Hedge Fund Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such an incentive. Moreover, performance incentive allocations may be paid to Hedge Fund Managers who show net profits over a given period, even though a Master Fund and/or a Fund, as a whole, may incur a net loss for the same period. In addition, because a performance or incentive allocation will generally be calculated on a basis that includes unrealized appreciation of a Hedge Fund's assets, these allocations may be greater than if they were based solely on realized gains. Generally, the Hedge Fund Managers' compensation is determined separately for each year or shorter period; whenever possible, agreements are obtained to carry forward losses to subsequent periods in determining the fee for such periods. A Master Fund's investment also may be subject to investment lock-up periods or early withdrawal penalties.

o    Investment decisions of the Hedge Funds are made by the Hedge Fund
Managers independently of each other. Consequently, at any particular time, one Hedge Fund may be purchasing interests in an instrument that, at the same time, are being sold by another Hedge Fund. Investing by Hedge Funds in this manner could cause a Master Fund and a Fund to indirectly incur certain transaction costs without accomplishing any net result. Likewise, a lack of transparency regarding Hedge Fund positions may lead to a lack of diversification in the portfolio of a Master Fund.

o The Hedge Funds generally will not be registered as investment companies under the 1940 Act and each Fund, as an indirect investor in these Hedge Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser will periodically receive information from each Hedge Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information and generally does not undertake to do so. Hedge Funds are typically not contractually or otherwise obligated to inform their investors, including the Master Funds, of details surrounding proprietary investment strategies or positions. In addition, the Master Funds and the Adviser have no control over the Hedge Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Hedge Fund Manager in these areas. The performance of the Master Funds is entirely dependent on the success of the Adviser in selecting Hedge Funds for investment by the Master Funds and the allocation and reallocation of a Master Fund's assets among Hedge Funds.

o The Hedge Funds may invest and trade in a wide range of securities and other financial instruments. For example, the Hedge Funds may invest and trade in equity and debt securities, currencies, financial futures and other equity- and debt-related instruments or derivatives (I.E., instruments that may derive all or a portion of their value from other securities). Hedge Funds are generally not limited in the markets, either by location or type of investment, such as large capitalization, small capitalization or non-U.S., in which they invest, or in the investment discipline that may be employed, such as value or growth or bottom-up or top-down analysis. Hedge Funds may use various investment techniques for hedging and non-hedging purposes. A Hedge Fund may, for example, sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions. The use of these techniques may be an integral part of a Hedge Fund's investment strategy and may involve certain risks, including the risk that a Master Fund will lose all or part of its investment in the Hedge Fund which could directly and adversely affect the Fund and its Members. See "Risk Factors-Principal Risk Factors Relating to Hedge Funds."

o Each Master Fund has minimal ability to assess the reliability of the valuations received from the Hedge Funds in which the Master Fund invests. Some of the positions may be difficult to value and Hedge Fund Managers may be authorized to "par value" such positions in their discretion or to use "side pockets" for certain investments. Furthermore, the net asset values received by a Master Fund from such Hedge Fund Managers are typically estimates only and, unless materially different from actual values, are generally not subject to revision. Revisions in financial statements provided by Hedge Fund Managers may require a Master Fund's and Fund's financial statements to be revised. See "Risk Factors - Principal Risk Factors Relating to Hedge Funds and "Calculation of Net Asset Value."

o To the extent a Master Fund's holdings in a Hedge Fund afford it no ability to vote on matters relating to the Hedge Fund, a Master Fund will have no ability to influence certain matters that could adversely affect the Master Fund's investment in the Hedge Fund. In some cases, the Master Funds' only option may be to redeem its interest from such Hedge Fund. There is no assurance that such a redemption will not result in reduced returns for the Master Fund. In addition, the Master Fund's ability to redeem a Hedge Fund investment may be restricted by any limitations on or suspensions of redemptions imposed by the Hedge Fund. Hedge Funds may be permitted to distribute securities in-kind to investors, including the Master Funds. Securities that a Master Fund may receive upon a distribution may be illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interest of a Master Fund. There is no assurance that there will be a market for such securities and there may be occasions when they cannot be liquidated. When such securities can be liquidated, there may be few market makers and the corresponding liquidation price may not reflect true value.

o The Master Funds may make additional investments in, or withdrawals from, the Hedge Funds only at certain times specified in the governing documents of the Hedge Funds. A Master Fund from time to time may, in turn, have to invest some of its assets temporarily in high quality fixed income securities and/or money market instruments or may hold cash or cash equivalents pending the investment of assets in Hedge Funds or for other purposes.

o Certain Hedge Funds invest in emerging markets. Securities in such markets may be substantially less liquid, more volatile and subject to less governmental regulation than securities in the U.S. or other developed countries. Emerging markets also are subject to other risks that are less prominent in developed countries including the risks of governmental instability and economic intervention, industry concentration, immature securities markets and lack of transparency.

Prospective Members in the Funds should review carefully the discussion below under the caption "Risk Factors" for other risks associated with the Funds and the Master Funds, specific risks of a particular Fund and the risks of Hedge Fund Managers' investment strategies. An investment in the Funds should only be made by prospective Members who understand the nature of the investment, do not require more than limited liquidity in the investment, and can bear the economic risk of the investment.

                          SUMMARY OF FEES AND EXPENSES

The following Fee Table and Examples summarize the aggregate expenses of each Fund (including expenses associated with that Fund's Offshore Feeder Fund and Master Fund that are attributable to the Fund), and are intended to assist prospective Members in understanding the costs and expenses that they will bear directly or indirectly by investing in a Fund. The expenses associated with investing in a fund of Hedge Funds, such as the Master Funds, are generally higher than those associated with other types of funds that do not invest primarily in Hedge Funds. This is because funds of hedge funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying hedge fund level. Consequently, investors in the Funds, through the Master Funds, pay two layers of fees.

                                                                                                            LONG/
                                                                                           MULTI-           SHORT
                                                                                          STRATEGY         EQUITY
                                                                                       INSTITUTIONAL    INSTITUTIONAL
                                                                                            FUND            FUND
                                                                                       -------------    -------------
               MEMBER TRANSACTION EXPENSES
               Sales Load (as a percentage of the offering price per Unit) (1)....         3.50%              3.50%
               EARLY WITHDRAWAL CHARGE (as a percentage of repurchase
               proceeds) (2)......................................................         2.00%              2.00%

               ANNUAL EXPENSES (as a percentage of net assets attributable to Units)
               Management Fees....................................................         1.00%              1.00%
               Other Expenses (3).................................................         1.87%             18.30%
               TOTAL ANNUAL FUND OPERATING EXPENSES (4)...........................         2.87%             19.30%
               Acquired Fund (Hedge Fund) Fees and                                         9.31%              7.60%
               Expenses (5).......................................................
               Total Annual Fund Expenses (6).....................................        12.18%             26.90%
               Fee Waiver and/or Expense Reimbursement (7)                                (0.50)%           (17.62)%
               TOTAL ANNUAL FUND EXPENSES WITH EXPENSE                                   --------          ---------
               REIMBURSEMENT (8) .................................................        11.68%              9.28%

(1) Investments may be subject to a sales charge of up to 3.50% added to the offering price per Unit, subject to waivers for certain types of investors. Under a right of accumulation, the amount of each additional investment by a Member will be aggregated with the amount of the Member's initial investment and any other additional investments by the Member in determining the applicable sales load at the time of the additional investment. No sales load will be charged to certain types of investors. See "Distribution Arrangements."

(2) Repurchases of Units held less than one year from the date of purchase will be subject to an early withdrawal charge of 2.00% paid to the respective Fund and calculated as a percentage of repurchase proceeds.

(3) "Other Expenses" include professional fees and other expenses, including, without limitation, the Services Fee and the Administration Fee that each Fund will bear directly and indirectly through the respective Master Fund, including custody fees and expenses. See "Management of the Funds, the Offshore Feeder Funds and the Master Funds-Administrative, Accounting, Custody, Transfer Agent and Registrar Services." "Other Expenses" reflected do not include a contractual expense limitation by the Adviser. See "Fee Waiver and/or Expense Reimbursement" in the table and "Financial Highlights" (which contain expenses from each Fund's last fiscal year and reflect fee reductions pursuant to the Expense Limitation Agreement and other reimbursements by the Adviser).

(4) Total Annual Fund Operating Expenses reflected do not include the contractual expense limitation. As set out in "Total Annual Fund Expenses with Expense Reimbursements" below in the table, the Adviser has contractually agreed to limit total annualized expenses of each Fund, including the expenses of each Master Fund, to 1.50% (which amount includes the Member Servicing Fee at an annual rate of up to 0.50%) (the "Expense Limitation Agreement") through March 11, 2009. The Expense Limitation Agreement will automatically renew on an annual basis unless terminated. Actual expenses would be higher, and for the Long/Short Equity Fund, substantially higher, in the absence of the Adviser's contractual limitation. See "Financial Highlights," which contain expenses from each Fund's last fiscal year that reflect a blended total annualized expense rate resulting from fee reductions pursuant to the Expense Limitation Agreement and other reimbursements by the Adviser. In addition, taxes withheld on U.S. source income allocated from a Master Fund are not subject to the Expense Limitation Agreement, and the total annualized expenses of each Fund listed above are exclusive of such withholding taxes. The total annualized expenses of a Fund may be higher if withholding taxes were taken into account.

(5) Members also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Master Fund as an investor in the Hedge Funds. The "Acquired Fund (Hedge Fund) Fees and Expenses" disclosed above are based on historic earnings of the Hedge Funds, which may (and which should be expected to) change substantially over time and, therefore, significantly affect Acquired Fund (Hedge Fund) Fees and Expenses. In addition, the Hedge Funds held by the Master Fund will also change, further impacting the calculation of the Acquired Fund Fees and Expenses. Generally, fees payable to Hedge Fund Managers of the Hedge Funds will range from 1% to 4% (annualized) of the average NAV of the Master Fund's investment. In addition, certain Hedge Fund Managers charge an incentive allocation or fee generally ranging from 15% to 30% of a Hedge Fund's net profits, although it is possible that such ranges may be exceeded for certain Hedge Fund Managers.

(6) The "Total Annual Expenses" disclosed above differ significantly from the ratio of expenses to average net assets (Fund expense ratio) included in the financial statements in the Funds' respective annual reports because the financial statements depict the respective Funds' expenses and do not include "Acquired Fund (Hedge Fund) Fees and Expenses" as required to be disclosed in the above table. In addition, as set out in "Total Annual Fund Expenses with Expense Reimbursements" below in the table, the Adviser has entered into the Expense Limitation Agreement.

(7) Actual waivers and reimbursements may be different, and possibly substantially different, in the absence of such reimbursement by the Adviser and may therefore differ from expense reimbursements reflected in "Financial Highlights." Actual waivers and reimbursements may also not take into account the Member Servicing Fee, the payment of which would reduce waiver and reimbursement amounts shown above.

(8) Under the Expense Limitation Agreement, the Adviser has contractually agreed to limit total annualized expenses of each Fund, including the expenses of each Master Fund, to 1.50% (which amount includes the Member Servicing Fee at an annual rate of up to 0.50%) through March 11, 2009. The Expense Limitation Agreement results in expenses of each Fund being 1.50%. The expenses of each Fund, after the Expense Limitation Agreement does not reflect the Acquired Fund (Hedge Fund) Fees and Expenses shown above. The Expense Limitation Agreement will automatically renew on an annual basis unless terminated. Actual expenses would be higher, as reflected above in Total Annual Fund Operating Expenses (and for the Long/Short Equity Institutional Fund, substantially higher) in the absence of the Adviser's contractual limitation. See "Financial Highlights."

For a more complete description of the various fees and expenses of each Fund, see "Management of the Funds, the Offshore Feeder Funds and the Master Funds."

EXAMPLES

THE EXAMPLES ASSUME A $1,000 INVESTMENT IN A FUND FOR THE TIME PERIODS INDICATED, THAT THE INVESTMENT HAS A 5% RETURN EACH YEAR, THAT THE INVESTMENT IS SUBJECT TO THE MAXIMUM SALES LOAD AND THAT EACH FUND'S OPERATING EXPENSES REMAIN THE SAME.

ALTHOUGH ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS A PROSPECTIVE MEMBER WOULD PAY THE FOLLOWING EXPENSES IF THE MEMBER HAD ITS UNITS REPURCHASED IN FULL AT THE END OF THE PERIODS DEPICTED BELOW:

                                                                         CUMULATIVE EXPENSES PAID
                                                                            FOR THE PERIOD OF:
                                EXAMPLE                    1 YEAR         3 YEARS        5 YEARS       10 YEARS
A prospective Member would pay the following
expenses on a $1,000 investment, assuming a 5%
annual return throughout the periods
Multi-Strategy Fund                                        $ 160          $330           $497           $833
Long/Short Equity Fund                                     $ 143          $287           $437           $760

ALTHOUGH ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS A PROSPECTIVE MEMBER WOULD PAY THE FOLLOWING EXPENSES IF THE MEMBER DID NOT HAVE ITS UNITS REPURCHASED:



                                                                         CUMULATIVE EXPENSES PAID
                                                                           FOR THE PERIOD OF:
                                EXAMPLE                   1 YEAR         3 YEARS        5 YEARS       10 YEARS
A prospective Member would pay the
following expenses on a $1,000 investment,
assuming a 5% annual return throughout the
periods
Multi-Strategy Fund                                        $140           $330           $497           $833
Long/Short Equity Fund                                     $123           $287           $437           $760

The purpose of these Examples is to assist a prospective Member in understanding the various costs and expenses that a Member in a Fund will bear directly or indirectly. The Examples are based on the fees and expenses set forth above and should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. Moreover, the rate of return of a Fund may be greater or less than the hypothetical 5% return used in the Examples. A greater rate of return than that used in the Examples would increase the amount of certain fees and expenses paid by a Fund. The Examples are based on each Fund's total annual expenses. For more complete descriptions of various costs and expenses, see "Management of the Funds, the Offshore Feeder Funds and the Master Funds."

                              FINANCIAL HIGHLIGHTS

The following represents the ratios to average net assets and other supplemental information for the Funds during the periods indicated, annualized for periods where indicated. The financial highlights for each of the periods indicated, have been audited by PricewaterhouseCoopers LLP, the Funds' and the Master Funds' independent auditors, whose report, along with the most recent financial statements, is incorporated herein by reference. The information should be read in conjunction with those financial statements and notes thereto, which are incorporated herein by reference, in the Funds' annual report, which is available upon request from the Adviser.

                    CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY INSTITUTIONAL FUND, LLC

--------------------------------------------------------------------------------------------------------------------
                                                              YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                            MARCH 31, 2008       MARCH 31, 2007     MARCH 31, 2006(a)
--------------------------------------------------------------------------------------------------------------------
PER UNIT OPERATING PERFORMANCE:
Net asset value, beginning of year.................            $117.81              $112.53              $100.00
-------------------------------------------------------------------------------------------------------------------
Income from investment operations:
-------------------------------------------------------------------------------------------------------------------
Net investment loss (b)(d)(e)......................             (1.84)               (1.35)              (0.95)
-------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments.......           6.61                 6.63                13.45
-------------------------------------------------------------------------------------------------------------------
Total from investment operations....................             4.77                 5.28                12.50
-------------------------------------------------------------------------------------------------------------------
Capital contribution by Investment Adviser (b)                    --                    --                  0.03
-------------------------------------------------------------------------------------------------------------------
Total increase in net asset value...................             4.77                 5.28                12.53
-------------------------------------------------------------------------------------------------------------------
Net asset value, end of year...................               $122.58              $117.81              $112.53
-------------------------------------------------------------------------------------------------------------------
TOTAL RETURN ..................................                  4.05%                4.69%             12.53%(c)
-------------------------------------------------------------------------------------------------------------------
The ratios below are calculated by dividing total income or
expenses as applicable by the average of total monthly
Members' capital.
-------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
-------------------------

Ratios to Average Members' Capital:
-----------------------------------
-------------------------------------------------------------------------------------------------------------------
Operating expenses (d) ..............................            2.37%              1.72%(i)            1.83%(i)
-------------------------------------------------------------------------------------------------------------------
Expense reimbursement ...........................               (0.50)%              (0.15)%            (0.58)%(g)
-------------------------------------------------------------------------------------------------------------------
Net expenses (d) .....................................           1.87%                1.57%              1.25%(g)
-------------------------------------------------------------------------------------------------------------------
Net investment loss (d)(e)............................          (1.50)%              (1.20)%              (0.88)%
-------------------------------------------------------------------------------------------------------------------
Portfolio Turnover (f).............................             34.46%               11.17%              44.86%
-------------------------------------------------------------------------------------------------------------------
Members' capital, end of year (000's)..............            $46,736              $14,991              $49,523
-------------------------------------------------------------------------------------------------------------------
Average Members' Capital (h) (000's)...............            $27,446              $48,680              $24,441
-------------------------------------------------------------------------------------------------------------------

(a) April 1, 2005, commencement of operations.

(b) Calculated using average units outstanding during the year.

(c) Includes 0.03% from capital contributions by the Investment Adviser.

(d) Includes expenses allocated from the Master Fund, including taxes withheld on U.S. source income (see note 2(c)). Such withholding taxes are not subject to the Expense Limitation Agreement.

(e) Includes income allocated from the Master Fund.

(f) The percentage reflects the portfolio turnover rate of the Master Fund, in which the Fund invested substantially all of its investable assets.

(g) The expense reimbursement includes voluntary reimbursements made by the Investment Adviser with the approval of the Board. If such voluntary reimbursements were not made, the net expense ratio could be higher.

(h) Average Members' capital is the average of the monthly Members' capital balances throughout the year.

(i) Operating expenses reflect the waiver by the Investment Adviser of the Services Fee. Had the Investment Adviser not waived such fee, the operating expense ratio would be higher.

                  CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC

-----------------------------------------------------------------------------------------------------------------------
                                                                YEAR ENDED         YEAR ENDED            YEAR ENDED
                                                              MARCH 31, 2008     MARCH 31, 2007      MARCH 31, 2006 (a)
-----------------------------------------------------------------------------------------------------------------------
PER UNIT OPERATING PERFORMANCE:
Net asset value, beginning of year...................            $127.29            $116.82                $100.00
-----------------------------------------------------------------------------------------------------------------------
Income from investment operations:
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(d)(e)...............             (1.66)             (1.08)                 0.29
-----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments......              4.56              11.55                  12.66
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations.....................              2.90              10.47                  12.95
-----------------------------------------------------------------------------------------------------------------------
Capital contribution by Investment Adviser (b).......               --                 --                    3.87
-----------------------------------------------------------------------------------------------------------------------
Total increase in net asset value....................              2.90              10.47                  16.82
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year.........................            $130.19            $127.29                $116.82
-----------------------------------------------------------------------------------------------------------------------
TOTAL RETURN.........................................             2.28%              8.96%               16.82%(c)
-----------------------------------------------------------------------------------------------------------------------
The ratios below are calculated by dividing total income or
expenses as applicable by the average of total monthly
Members' capital.
-----------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
-------------------------

Ratios to Average Members' Capital:
-----------------------------------
-----------------------------------------------------------------------------------------------------------------------
Operating expenses (d) ..............................              19.30%           36.75%(i)             60.35%(i)
-----------------------------------------------------------------------------------------------------------------------
Expense reimbursement................................            (17.62)%           (35.22)%             (59.36)%(g)
-----------------------------------------------------------------------------------------------------------------------
Net expenses (d) ....................................             1.68%              1.53%                 0.99%(g)
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (d)(e) .................            (1.26)%            (0.94)%                 0.27%
-----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (f) ..............................             1.99%              5.15%                 22.74%
-----------------------------------------------------------------------------------------------------------------------
Members' capital, end of year (000's)................             $1,506              $705                  $231
-----------------------------------------------------------------------------------------------------------------------
Average Members' Capital (h) (000's) ................             $1,113              $534                  $195
-----------------------------------------------------------------------------------------------------------------------

(a) April 1, 2005, commencement of operations.

(b) Calculated using average units outstanding during the year.

(c) Includes 3.64% from capital contributions by the Investment Adviser.

(d) Includes expenses allocated from the Master Fund, including taxes withheld on U.S. source income (see note 2(c)). Such withholding taxes are not subject to the Expense Limitation Agreement.

(e) Includes income allocated from the Master Fund.

(f) The percentage reflects the portfolio turnover rate of the Master Fund, in which the Fund invested all of its investable assets.

(g) The expense reimbursement includes voluntary reimbursements made by the Investment Adviser with the approval of the Board. If such voluntary reimbursements were not made, the net expense ratio could be higher.

(h) Average Members' capital is the average of the monthly Members' capital balances throughout the year.

(i) Operating expenses reflect the waiver by the Investment Adviser of the Services Fee. Had the Investment Adviser not waived such fee, the operating expense ratio would be higher.

                                   THE FUNDS

The Funds are organized as Delaware limited liability companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as closed-end management investment companies. The Funds are classified as non-diversified investment companies under the 1940 Act. Each of the Funds is a feeder fund that invests indirectly in a corresponding master fund that is a fund of Hedge Funds (as defined below) ("Master Fund"). The Funds are designed solely for investment by certain tax-exempt or tax-deferred members ("Tax-Exempt Members"). The Funds were organized on September 15, 2004 and have a limited operating history. Eligible Investors (as defined herein) who purchase Units of a respective Fund and other persons who acquire Units and are admitted to a Fund by its Board of Managers (each individually a "Manager" and collectively the "Board"), will become members of the respective Fund (the "Members").

Each Fund acts as a feeder fund and shares the same basic structure. Each Fund invests substantially all of its investable assets in its respective offshore feeder fund (an "Offshore Feeder Fund"), each of which is a Cayman Islands limited duration company with the same investment objective as the Fund. An Offshore Feeder Fund, in turn, invests substantially all of its investable assets in its corresponding Master Fund. Each Master Fund is a registered investment company with the same investment objectives as its corresponding Offshore Feeder Fund and Fund. An Offshore Feeder Fund serves solely as an intermediate entity through which a Fund invests in a Master Fund. An Offshore Feeder Fund makes no independent investment decisions and has no investment or other discretion over its investable assets. An Offshore Feeder Fund is recognized as a corporation under tax laws of the United States and the Cayman Islands. The above structure, as discussed in this Prospectus, enables certain Tax-Exempt Members to invest in a Fund without receiving certain income in a form that would otherwise be taxable to such Members regardless of their tax-exempt status. Each Master Fund emphasizes allocation of Member capital across one or more hedge fund strategies through a diversified set of pooled investment vehicles (collectively, the "Hedge Funds") managed by independent investment managers (the "Hedge Fund Managers").

The Funds', the Offshore Feeder Funds' and the Master Funds' principal offices are located at the offices of the Adviser (as defined below) at 11 Madison Avenue, New York, New York 10010. The Adviser's telephone number is 877-435-5264. Investment advisory services are provided to each Master Fund by Credit Suisse Alternative Capital, Inc. (the "Adviser"), a Delaware corporation and an affiliate of Credit Suisse Asset Management Securities, Inc. (the "Distributor"), pursuant to an investment advisory agreement (the "Advisory Agreement") most recently approved by each Master Fund's Board of Managers (each, the "Master Fund's Board") on March 11, 2008. Responsibility for monitoring and overseeing each Fund's management and operation is vested in the individuals who serve on the Board of each Fund. See "Board of Managers" in the statement of additional information ("SAI"). Each Master Fund's Board has responsibility for monitoring and overseeing each Master Fund's investment program. Each Master Fund's Board has delegated to the Adviser its rights and powers to the extent necessary for such Board to carry out its oversight obligations as may be required by the 1940 Act, state law or other applicable laws or regulations.

A Fund may withdraw all or part of its assets from the respective Offshore Feeder Fund and thereby from the Master Fund if the Board determines that it is in the best interest of a Fund to do so, provided that the Master Fund permits the Fund to tender for repurchase its interest, held through the Offshore Feeder Fund. In the event that a Fund withdraws, through an Offshore Feeder Fund, all or part of its assets from a Master Fund, the Board would consider what action might be taken, including investing the assets of a Fund, through its Offshore Feeder Fund, in another pooled investment entity or retaining an investment adviser to manage that Fund's assets in accordance with its investment objective. A Fund's investment performance may be affected by a withdrawal of its assets, held through an Offshore Feeder Fund, from a Master Fund (or the withdrawal of assets of another Member in a Master Fund). Contributions of assets may also affect the Fund's investment performance.

THE OFFSHORE FEEDER FUNDS

The Offshore Feeder Funds are not registered under the 1940 Act. Each Offshore Feeder Fund serves as an intermediate entity through which a Fund invests in one Master Fund. The Offshore Feeder Funds make no independent investment decisions and have no investment or other discretion over their assets.

Each Offshore Feeder Fund is a corporate entity whereby income that might otherwise constitute unrelated business taxable income ("UBTI") generated by the investment activities of the respective Master Fund (and Hedge Funds) is not ultimately passed through to Members. Each Offshore Feeder Fund is organized under the laws of the Cayman Islands as a limited duration company ("LDC") and is considered a corporation for tax purposes in both the Cayman Islands and the United States. An LDC organized in the Cayman Islands offers limited liability to its members. Generally, such an entity may only carry on activities in the Cayman Islands in furtherance of its overseas (non-Cayman Islands) activities. Each Offshore Feeder Fund has a limited duration of 30 years, as required by Cayman Islands law, and has two members: a Fund, which serves as the managing member, and the Adviser, which holds only a nominal non-voting interest in the Offshore Feeder Fund. Each Fund and the Adviser have delegated all day-to-day management and general oversight responsibilities of an Offshore Feeder Fund to the respective Fund. Therefore, all decisions involving an Offshore Feeder Fund are effectively controlled by the respective Fund's Board. Neither Offshore Feeder Fund has any members other than its Fund and the Adviser.

THE MASTER FUNDS

Each Master Fund has operated as a registered investment company under the 1940 Act since April 1, 2005. The Multi-Strategy Master Fund and the Long/Short

Equity Master Fund each succeeded to the investments of various private funds sponsored by the Adviser.

STRUCTURE

Each Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end management investment company. Private investment funds, such as Hedge Funds, are commingled investment pools that offer their securities privately without registration under the Securities Act of 1933, as amended (the "1933 Act"), in large minimum denominations (often over $1 million) to a limited number of high net worth individual and institutional investors. The general partners, managing members or investment advisers of these Hedge Funds are usually compensated through both asset-based fees and incentive-based allocations. Registered closed-end management investment companies impose relatively modest minimum investment requirements and publicly offer their shares to a broad range of investors. The investment advisers to registered closed-end management investment companies are typically compensated through asset-based (but not incentive-based) fees.

Each Fund is similar to a private investment fund in that it will be actively managed through a Fund's investment in a Master Fund, and units of limited liability company interests ("Units") will be sold to Eligible Investors. Unlike many private investment funds, however, each Fund, as a registered closed-end management investment company, can offer Units without limiting the number of Eligible Investors that can participate in its investment program and may publicly promote the sale of Units. The structure of each Fund is designed to permit Tax-Exempt Members to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Funds to the limitations on the number of investors and the manner of offering faced by many of those funds. Each Fund also provides such Members access to a Master Fund, without incurring UBTI, through use of an interpositioned Offshore Feeder Fund. To the extent that legislative or regulatory changes are made to the taxation regime for tax-deferred or tax-exempt partners regarding UBTI, or to the taxation of widely-held partnerships, there is a risk that the Offshore Fund could no longer be able to fulfill its intended function.

                        INVESTMENT PROGRAMS OF THE FUNDS

Each Fund invests substantially all of its investable assets in its respective Offshore Feeder Fund. Each Offshore Feeder Fund, in turn, invests substantially all of its investable assets in its corresponding Master Fund. The Master Funds share the same investment objectives as their related Funds and maintain diversified exposure to Hedge Funds in their targeted Hedge Fund strategies.

Except as otherwise stated in this Prospectus or in the SAI, the investment objectives, policies and restrictions of the Funds, the Offshore Feeder Funds and the Master Funds are not fundamental and may be changed by the respective Fund's Board (also acting for an Offshore Feeder Fund). The Funds', the Offshore Feeder Funds' and the Master Funds' fundamental investment policies are listed in the SAI. The Master Funds' principal investment policies and strategies are discussed below.

MULTI-STRATEGY FUND

INVESTMENT OBJECTIVE

The Multi-Strategy Fund's objective is to maximize its risk-adjusted performance by investing in Hedge Funds.

INVESTMENT STRATEGIES

Through its Offshore Feeder Fund and, in turn, its Master Fund, the Multi-Strategy Fund invests substantially all of its assets in Hedge Funds. The Multi-Strategy Fund seeks its objective by maintaining broad exposure to a number of Hedge Funds employing different strategies and opportunistically adjusting its strategy allocations based upon the Adviser's evaluation of the relative prospects and risks of various Hedge Fund strategies.

The Multi-Strategy Fund is designed to provide Members with broad exposure to a variety of Hedge Fund strategies by investing in Hedge Funds employing a wide array of strategies. Certain Hedge Fund strategies may outperform others at different points in a complete market cycle. The Multi-Strategy Fund seeks to continually overweight outperforming Hedge Fund strategies by dynamically shifting its allocations on the basis of the Adviser's investment outlook.

The broad strategy allocations and flexibility of the Multi-Strategy Fund are intended to permit it to generate absolute returns under a wide range of market conditions while managing return variability. The Adviser believes that by maintaining exposure to multiple strategies, the Multi-Strategy Fund may achieve more consistent returns over a market cycle and may be a less volatile investment than the other Funds.

Strategies of Hedge Funds in which the Multi-Strategy Fund may invest, in addition to long/short equity strategies described below with regard to the Long/Short Equity Fund, include event driven and emerging market strategies, relative value strategies and tactical trading strategies:

    Convertible Arbitrage managers seek to profit from investments in convertible securities employing both single security and portfolio hedging strategies. Managers typically build long positions of convertible and other equity hybrid securities and then hedge the equity component of the long securities positions by shorting the underlying stock or options of that company. Interest rate, volatility and credit hedges may also be employed. Hedge ratios need to be adjusted as markets move and positions are typically designed with the objective of creating profit opportunities irrespective of market moves.

    Dedicated Short Bias managers seek to profit from maintaining overall net short portfolios of long and short equities. Detailed individual company research typically forms the core alpha generation driver of short bias managers, and a focus on companies with weak cash flow generation is common. Risk management consists of offsetting long positions and stop-loss strategies. The fact that money losing short positions grow in size for a short bias manager makes risk management challenging.

    Emerging Markets managers seek to profit from investments in currencies, debt instruments, equities and other instruments of "emerging" markets countries (typically measured by GDP per capita). Emerging Markets include countries in Latin America, Eastern Europe, Africa, and Asia. There are a number of sub-sectors, including arbitrage, credit and event driven, fixed income bias, and equity bias.

    Equity Market Neutral managers seek to profit from exploiting pricing relationships between different equities or related securities while typically hedging exposure to overall equity market moves. There are a number of sub-sectors including statistical arbitrage, quantitative long/short, fundamental long/short and index arbitrage. Managers often apply leverage to enhance returns.

    Event Driven managers seek to profit from the potential mispricing of corporate securities. There is a wide range of sub-sectors within the Event Driven sector with a common theme of corporate activity or creditworthiness. Sub-sectors include mergers and acquisitions; special situations equity trading, distressed investing and credit oriented trading. Many managers use a combination of strategies; adjusting exposures based upon the opportunity sets in each sub-sector.

    Risk (Merger) Arbitrage Specialists invest simultaneously long and short in the companies involved in a merger or acquisition. Risk arbitrageurs are typically long the stock of the company being acquired and short the stock of the acquirer. By shorting the stock of the acquirer, the manager hedges out market risk, and isolates his exposure to the outcome of the announced deal. In cash deals, the manager needs only long the acquired company. The principal risk is deal risk, should the deal fail to close. Risk arbitrageurs also often invest in equity restructurings such as spin-offs or `stub trades'.

    Distressed/High Yield Securities Fund managers in this non-traditional strategy invest in the debt, equity or trade claims of companies in financial distress or already in default. The securities of companies in distressed or defaulted situations typically trade at substantial discounts to par value due to difficulties in analyzing a proper value for such securities, lack of street coverage, or simply an inability on behalf of traditional investors to accurately value such claims or direct their legal interests during restructuring proceedings. Various strategies have been developed by which investors may take hedged or outright short positions in such claims, although this asset class is in general a long-only strategy.

    Fixed Income Arbitrage managers seek to profit from relationships between different fixed income securities; leveraging long and short positions in securities that are related either mathematically or economically. Many managers trade globally with a goal of generating steady returns with low volatility. The sector includes yield curve relative value trading involving interest rate swaps, government securities and futures; volatility trading involving options; and mortgage-backed securities arbitrage (the mortgage-backed market is primarily US-based, over-the-counter, and particularly complex).

    Global Macro managers seek to profit from long and short positions in any of the world's major capital markets (fixed income, currency, equity, commodity). Managers typically consider both economic adjustment themes as well as shorter-term technical conditions when choosing trading positions that anticipate market movements. Managers often employ a "top-down" global approach and may invest in multiple markets in anticipation of expected market movements. These movements may result from forecasted shifts in world economies, political changes or global supply and demand imbalances. Many Global Macro managers primarily trade in more liquid instruments in order to keep their trading activities flexible.

    Long/Short Equity managers seek to profit from investing on both the long and short sides of equity markets. Managers have the ability to shift from value to growth, from small to medium to large capitalization stocks, and from net long to net short. Managers can change their exposures from net long to net short or market neutral at times. In addition to equities, long/short managers can trade equity futures and options as well as equity related securities and debt. Manager focus may be global, regional, or sector specific, such as technology, healthcare or financials. Managers tend to build portfolios that are more concentrated than traditional long-only equity funds.

    Managed Futures managers seek to profit from investments in listed bond, currency, equity and commodity futures markets globally. Also referred to as Commodity Trading Advisors (CTA), these managers tend to follow model based systematic trading programs that largely rely upon historical price data. The most common trading programs are long-term trend following ones that tend to invest with directional trends while using stop-loss points to control risk. Other common programs include short-term counter trend and hybrid systematic/discretionary programs.

    Multi-Strategy managers seek to profit from allocating to a number of different strategies and adjusting their allocations based upon perceived opportunities. Many Multi-Strategy managers began as convertible arbitrage managers that diversified into other strategies. Because each strategy is not in a separate fund, these managers often have the ability to run higher leverage levels than single strategy managers.

LONG/SHORT EQUITY FUND

INVESTMENT OBJECTIVE

The Long/Short Equity Fund's investment objective is to maximize its risk-adjusted performance by investing in Hedge Funds. The Long/Short Equity Fund has adopted a policy of providing at least 60 days' prior notice of any change in its objective.

INVESTMENT STRATEGIES

Through its Offshore Feeder Fund and, in turn, the Master Fund, the Long/Short Equity Fund invests substantially all of its assets in Hedge Funds that pursue Long/Short Equity, Equity Market Neutral and Dedicated Short equity strategies globally. These Hedge Funds vary in their net exposure to the equity markets, but typically manage portfolios of both long and short equity positions. Long/Short Equity strategies may be implemented in particular geographic regions or industries. These Hedge Fund Managers seek to identify mispriced equities and generally construct and manage portfolios of both long and short equity positions. Profits are realized when long holdings appreciate and/or stocks sold short decline in value. The success of Long/Short Equity Hedge Fund Managers depends upon superior stock picking abilities. Because Long/Short Equity strategies employ short selling and other hedging techniques, these Hedge Fund Managers may outperform traditional long-only equity managers in declining markets.

Long/Short Equity Hedge Fund Managers often pay particular attention to their net exposure profile. Net exposure refers to the total amount of equity market risk contained in a Hedge Fund Manager's portfolio. Some Hedge Fund Managers strictly limit their net exposure to a narrow range and rely primarily on their ability to identify mispricings in individual stocks to generate returns. Other Long/Short Equity Hedge Fund Managers are more opportunistic in their approach to net exposure. These Hedge Fund Managers seek to increase their net exposure to reflect expectations of a rising equity market and reduce their net exposure in anticipation of a declining market.

Long/Short Equity Hedge Fund Managers may rely upon specific regional or industry expertise to identify investment opportunities. Industry focused Hedge Fund Managers may, for example, focus on specific industry sectors such as technology, health care and financials. Hedge Fund Managers' geographic focus may be as broad as global, U.S., Europe or Asia, or as narrow as a specific country such as Japan. Additionally, Long/Short Equity Hedge Fund Managers may be value oriented, growth oriented or opportunistic.

The Long/Short Equity Fund may also invest up to 20% of its net assets plus any borrowings opportunistically in Hedge Funds that employ strategies other than a Long/Short Equity strategy.

INVESTMENT POLICIES

Unless otherwise noted, the following policies are common to the Funds, the Offshore Feeder Funds and the Master Funds.

Each Fund is a fund of Hedge Funds whereby, through its corresponding Offshore Feeder Fund and the Master Fund, the Fund allocates capital to a number of Hedge Funds which may employ substantially different investment or trading strategies. The Adviser believes that because of this diversification, the Funds may provide more stable returns than a portfolio limited to a smaller number of Hedge Funds or trading strategies. Different Hedge Fund strategies may perform well over a complete market cycle. However, their individual periods of above average and below average performance may not coincide.

Within each Master Fund's respective investment strategy, the Adviser seeks to continually emphasize exposure to the Hedge Fund trading strategies with the most attractive return profile by dynamically shifting capital among Hedge Funds and strategies on the basis of their investment outlooks. This allocation program is intended to permit each of the Master Funds to maintain upside potential under a wide range of market conditions while managing return volatility. Furthermore, while some of the investment strategies used by individual Hedge Funds involve a high degree of risk, the Adviser believes that a Master Fund's allocation to a number of different trading strategies and Hedge Funds may reduce the overall volatility of the Funds. The Adviser anticipates that each Master Fund will maintain exposure to a number of Hedge Fund Managers, and at no time will a Master Fund invest more than 25% of its assets in any single Hedge Fund, measured at the time of investment.

The Funds offer Eligible Investors the following advantages:

o ACCESS TO HEDGE FUNDS THROUGH A LOW MINIMUM INVESTMENT SIZE-The Funds offer Eligible Investors exposure to Hedge Funds that may not be accepting capital from new investors or may have relatively high minimum investment amounts.

o PROFESSIONAL PORTFOLIO MANAGEMENT-The Adviser employs active management to manage the Funds and Master Funds.

o ONGOING HEDGE FUND MANAGER MONITORING-Hedge Funds in the Master Funds are monitored by the Adviser on a regular basis with the goal of identifying managers who are underperforming, unexpectedly changing their investment strategies or taking unusual risks.

o DIVERSIFICATION-The Funds seek to take advantage of low correlations among Hedge Funds and where appropriate, strategies, to provide diversification benefits to Members. The aim of diversification is to manage risk and to reduce the volatility of returns.

o LIMITED LIABILITY-Loss to a Member is limited to the size of its investment in a Fund.

o PREFERABLE TAX TREATMENT-The Funds are structured in a manner that should avoid UBTI, which would be taxable income to Tax-Exempt Members.

The Master Funds may invest in Hedge Funds that employ a wide range of investment techniques, including the purchase and short sale of securities and futures, commodity and options trading. The following general descriptions summarize certain investment strategies that may be pursued by Hedge Funds selected by the Adviser for a Master Fund. They are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Hedge Fund Managers.

Each Master Fund expects that the Hedge Funds in which it invests may engage extensively in speculative investment practices such as using leverage without limitation, short selling and trading regulated or unregulated physical commodities contracts, currency speculation, trading listed and over-the-counter options, writing uncovered options, trading complex derivative instruments, participating in workouts and startups, trading distressed and illiquid securities, obtaining control positions, trading foreign securities and taking concentrated positions.

Each Fund is a speculative investment and entails significant risks. No guarantee or representation is given that a Fund will achieve its investment objective. A Member may lose all or a portion of its investment.

LEVERAGE

The Funds and Master Funds may employ borrowing to facilitate repurchases of Units, or for various cash management purposes such as to pay miscellaneous expenses as they arise and for bridge financing of investments in Hedge Funds while awaiting proceeds from Hedge Fund redemptions. Any such borrowing would leverage a Fund or Master Fund. In addition, although the Adviser currently intends to manage the Funds and Master Funds with no leverage (other than from time-to-time to meet short-term borrowing requirements), the Master Funds may, in the future, leverage their investments with Hedge Funds. Any borrowing will be solely on a basis that provides no recourse against the Members of that Master Fund beyond their Capital Contributions (as defined in a Fund's Limited Liability Company Agreement (the "LLC Agreement")). There can be no assurance that returns generated from borrowed funds will exceed the cost of borrowing. Borrowings will be subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement and the Hedge Funds may employ greater use of leverage than the Funds and Master Funds. The use of leverage may subject a Fund or Master Fund to a greater loss than would result without the use of leverage. Temporary borrowing of less than 5% of the Funds' or Master Funds' assets for the purpose of meeting redemption requests, for bridge financing of investments in Hedge Funds or for cash management purposes will not be considered the use of investment leverage and will not be subject to the above asset coverage requirement. Some Hedge Funds use leverage in their investment activities through purchasing securities on margin and selling securities short. Hedge Fund Managers may also use leverage by entering into total return swaps or other derivative contracts as well as repurchase agreements whereby a Hedge Fund Manager effectively borrows funds on a secured basis by "selling" portfolio securities to a financial institution for cash and agreeing to "repurchase" such securities at a specified future date for the sales price paid plus interest at a negotiated rate. Certain Hedge Funds trade futures, which generally involve greater leverage than other investment activities due to the low margin requirements associated with futures trading.

INVESTMENT PROCESS

The Adviser employs a specialist-based approach to investing that seeks to combine in-depth research and recommendations with portfolio management, risk management, due diligence and management oversight. The Adviser relies upon its fund-of-funds investment management team, the Multi Manager Portfolios group ("MMP"), to identify potential Hedge Fund investments. MMP's research personnel have focused areas of expertise, which encompass similar Hedge Fund investment strategies. MMP is responsible for researching one or more of the following strategies (as so defined and referenced throughout this Prospectus), and may additionally perform research on Hedge Fund strategies that are relatively unique, and grouped together as "other":

                              Convertible Arbitrage

                              Dedicated Short Bias

                                Emerging Markets

                              Equity Market Neutral

                                  Event Driven

                              Distressed/High Yield

                                 Multi-Strategy

                                 Risk Arbitrage

                             Fixed Income Arbitrage

                                  Global Macro

                                Long/Short Equity

                                 Managed Futures

Investment decisions are handled by a small group of MMP senior professionals and aided by the various governance bodies. MMP's governance bodies include a Strategy Review Committee, Fund Review Committee, and Portfolio Review Committee. MMP has a three-pronged approach to managing hedge fund investments:
(1) manager selection; (2) strategic allocation; and (3) portfolio management.

FRC: Bottom-Up
--------------

From the bottom-up, MMP has a team of analysts that cover the spectrum of Hedge Fund Managers. Research and manager selection are governed by the Fund and Review Committee ("FRC"). The FRC meets once a month formally and on an ad-hoc basis as necessary to: (a) approve new managers; (b) review existing managers; and (c) terminate existing managers. The FRC is chaired by the MMP CIO, and its voting membership includes a representative from Risk Management. Risk Management has the power to veto any manager investment for cause. Risk Management is employed by the Funds and Alternative Solutions Group ("FAS") within Credit Suisse, but does not report to MMP. Instead, they have a direct report to the office of the COO of FAS. Other voting members include senior investment professionals.

SRC: Top-Down
-------------

It is MMP's view that the decision to under- or overweight strategies necessarily translates into positive or negative contribution to overall performance. Therefore, to the extent it can capture market or strategy directionality or beta, the better off the whole return profile.

Strategic allocation decisions tend to be top-down and are based on the findings of the Strategic Review Committee ("SRC"). The SRC meets formally on a semi-annual basis or on an ad-hoc basis to determine the strategic views of MMP.
Each invested strategy receives one of three ratings: (1) bullish; (2) bearish; or (3) neutral. Such determinations are voted on by the senior investment team chaired by the CIO of MMP. Such views take into account: manager performance; strategy performance; strategy outlook; and financial market activities.

PRC: Portfolio Construction
---------------------------

All portfolios run by MMP are assigned primary and secondary portfolio managers ("Assigned PMs"). Assigned PMs are responsible for providing a formal monthly portfolio proposal to the Portfolio Review Committee ("PRC"). No portfolios may have any transactions without PRC approval. The PRC is comprised of senior investment professionals and the Chief Risk Manager of FAS and is chaired by the CIO of MMP. The PRC seeks to ensure that the Assigned PMs construct portfolios consistent with the portfolios' stated objectives, within the portfolios' risk and investment guidelines and consistent with the directionality established by the SRC and the manager selection of the FRS.

Key Senior Members:
-------------------

Egidio Robertiello, Manager, President and Chairman, Managing Director, Head of MMP Americas business

Lance Babbit, Senior Portfolio Manager, MMP

As set forth above, each Fund attempts to achieve its objective by investing all or substantially all of its investable assets in the corresponding Master Fund. The Master Funds allocate capital to one or more strategies through a diversified portfolio of Hedge Funds.

MANAGER SELECTION

We generally invest with Hedge Fund Managers that have a combination of experience, a fundamental or technical understanding of the market, advanced systems and infrastructure, superior investment resources, or superior access to an industry. In determining if such an edge exists we meet with prospective Hedge Fund Managers to discuss individual trades and the portfolio rationale behind them, including the fundamental premise of each trade, the technical premise, the reasoning behind the choice of instruments, the reason why a perceived opportunity or dislocation exists, the catalyst to correct it, the expected timing of the correction, and the entry and exit level.

For Hedge Fund Managers with a measurable prior track record we perform quantitative analysis of returns and volatility, and measure correlations with other hedge funds. Track records are examined relative to a customized peer group and performance and correlations around stress periods in the markets are examined. This analysis is used as a guide but is secondary to our qualitative assessment, particularly for Hedge Fund Managers that hold illiquid securities or trade strategies with non-linear return characteristics.

In examining a Hedge Fund Manager's portfolio risk controls, we evaluate the Hedge Fund Manager's understanding of the risks inherent in their strategy, including idiosyncratic, cyclical and systemic risks. We examine the risk management framework for each trade, including individual position sizing, stop limits for each trade, market environments that would impact each trade, what would make the Hedge Fund Manager add to or reduce a trade before any stop level is breached, and how each trade fits into the overall portfolio and affects overall portfolio risk.

Hedge Funds also present operational risks that are separate from portfolio issues. In recognition of the importance of operational due diligence we require a comprehensive on-site review of each Hedge Fund Manager prior to final consideration for investment. A failure to pass this review results in the termination of the Hedge Fund Manager from further consideration. Our review begins by reviewing a fund's offering memorandum for details concerning third party service providers, fees and expenses, and potential conflicts of interest. Our risk professionals then conduct an on-site review of the Hedge Fund Manager to ascertain the quality of their operational infrastructure and controls.
Items reviewed include any potential conflicts in the organizational structure, the presence of other financial structures, cash policies and procedures, valuation of illiquid securities, NAV calculations, and the use of soft dollars. This information is crosschecked with third parties such as administrators, prime brokers, and custodians. We ascertain whether the Hedge Fund and administrator have the same understanding of the process used for NAV calculation. In addition we also speak with the prime broker to verify the Hedge Fund's trading volume and any trade "breaks" in order to ascertain the Hedge Fund's back office operational sufficiency. Discussions with the underlying Hedge Fund's auditors are helpful in verifying pricing procedures when dealing with less liquid securities. Lastly, we review the results of a private background investigation as a final step in verifying information received from the Hedge Fund Manager.

It is important that we receive consistent information from each of our interactions with prospective Hedge Fund Managers and their service providers. Our approval process is finalized with the completion of a formal analysis and write-up as well as a formal approval by our FRC. The length of our due diligence process can last from several weeks to a few months depending on the complexity of each situation.

RISK MANAGEMENT

Operational due diligence is performed by a team that is an integral part of the investment process within MMP. Quantitative and analytical risk analysis is carried out by a separate and independent team of risk professionals, reporting directly to the Head of risk management for the Alternative Investments business within Credit Suisse. At the same time, risk management is fully integrated as a control element in both the Hedge Fund selection process and the portfolio construction process. The risk management team has the ability to veto the approval of any underlying hedge fund submitted for inclusion on our approved list, and the ability to veto any of our fund of hedge fund portfolios proposed by the PRC.

The risk management team provides two key inputs for the Hedge Fund approval process. First, our operational due diligence professionals deliver a report after a detailed operational due diligence review that is designed to identify any potential operational failures, including the risk of fraud. Second, our risk professionals produce a market risk report that summarizes market and liquidity risk exposures and investment limits of the Hedge Fund. When applicable, this report also includes an assessment of risk management personnel and risk models utilized by the underlying Hedge Fund. Satisfactory results are required from both reports prior to consideration of the Hedge Fund Manager for approval by our FRC.

Our risk management team also conducts ongoing analysis of Hedge Fund Managers after investment. We monitor position concentrations, turnover, leverage and portfolio liquidity in both normal and stressed markets. In addition, we also monitor an underlying Hedge Fund's exposure to financial instruments, asset classes, regions, currency exchange rates, credit ratings, or other market risk factors depending on the underlying Hedge Fund's strategy.

The measured market and liquidity risk exposures are used to monitor funds for style drifts and excessive market bets, or for violation of pre-defined portfolio limits. Market exposures that are inconsistent with the underlying Hedge Fund's strategy or investment limits are discussed with the Hedge Fund manager. If a Hedge Fund Manager fails to appropriately address our concerns we then inform our FRC, which may choose to take further action including redeeming from the fund.

STRATEGY ALLOCATION

Strategy allocations are the allocations, in percentage terms, a Master Fund has to each of the strategies. Target strategy allocations are defined for each of the Funds and adjusted periodically by MMP. Target strategy allocations reflect both MMP's view of the prospects for each of the strategies and the objectives of the Master Funds. The Adviser anticipates that each Master Fund will maintain exposure to one or more of the strategies through an appropriately diversified portfolio of Hedge Fund investments. The goal of the strategy allocation process is to opportunistically position the Master Funds to take advantage of market dynamics and market cycles subject to their investment focus. Factors considered by MMP may include:

   o Relative value - a comparison of relative opportunities among strategies;

   o Asset allocation positioning - expected strategy correlations given market dynamics, particularly in stressed markets; and

   o Quantitative measures - volatility analyses based upon proposed strategy targets.

                                  RISK FACTORS

PRINCIPAL RISK FACTORS RELATING TO THE FUNDS' STRUCTURE

POTENTIAL LOSS OF INVESTMENT. No guarantee or representation is made that the Funds' or the Master Funds' investment programs will be successful. Members may lose all or a part of their investment. Past performance is not indicative of future results.

LIMITED LIQUIDITY. The Funds are closed-end management investment companies designed primarily for long-term investment and are not intended to be trading vehicles. The Funds do not currently intend to list Units for trading on any securities exchange. There is no secondary trading market for Units and it is not expected that a secondary market will develop. Units therefore are not readily marketable and Members must be prepared to hold Units for an indefinite period of time. Because the Funds are closed-end management investment companies, Units in each Fund may not be redeemed on a frequent basis and they currently may not be exchanged for Units of the other Fund.

The Master Funds will typically only be able to redeem their investments in Hedge Funds on a periodic basis such as monthly, quarterly, semi-annually or over longer periods with specified advance notice requirements. Some Hedge Fund Managers impose a lock-up on their investors precluding them from redeeming their investments for a period of time. Hedge Funds with lock-ups may, in some cases, allow investors to redeem their investments during the lock-up period subject to a penalty. Additionally, Hedge Funds typically hold back some percentage of full redemptions until they complete their annual audits. Hedge Fund Managers generally have the right to suspend Hedge Fund investor redemptions at their discretion. Consequently, the Master Funds may be highly illiquid. There may be times when the Adviser intends to redeem a Master Fund's investment with a Hedge Fund Manager, but cannot immediately do so even when other investors in the Hedge Fund are able to redeem. This could negatively impact the Funds and the Funds' ability to conduct a repurchase. In addition, certain Hedge Funds may use "side pockets" in which certain illiquid investments are placed. Such side pockets may be difficult to fair value and may increase risks relating to illiquidity of the Hedge Fund and inaccuracy in the Hedge Fund's reported valuation. The Funds' Boards have adopted policies governing the Funds' participation in side pocket investments.

Although each Fund, at the discretion of the Fund's Board, will consider whether to make quarterly tender offers to repurchase a specified number of its outstanding Units at net asset value, the Units are significantly less liquid than shares of funds that trade on a securities exchange or offer more frequent liquidity. Even if the Fund makes a tender offer, there is no guarantee that Members will be able to sell all of the Units that they desire to sell in any particular tender offer. If a tender offer is oversubscribed by Members, a Fund will repurchase only a pro rata portion of the Units tendered by each Member. A large investor in a Fund seeking repurchase may cause a greater likelihood of all Members seeking repurchase having their requests reduced pro rata. The potential for pro ration may cause some Members to tender more Units for repurchase than they otherwise would wish to have repurchased which may adversely affect others wishing to participate in the tender offer. In addition, in extreme cases, a Fund may not be able to complete repurchases if the corresponding Master Fund is unable or unwilling to repurchase a portion of the Fund's interest in the Master Fund, held through an Offshore Feeder Fund, due to the Master Fund's inability to liquidate a portion of its Hedge Fund investments. In that event, Members may be able to sell their Units only if they are able to find an Eligible Investor willing to purchase their Units. Any such sale may have to be negotiated at unfavorable prices and must comply with applicable securities laws and be approved by that Fund's Board.

Each Fund's tender offer policy may have the effect of decreasing the Fund size and thus the size of the corresponding Master Fund over time. Tender offers may, therefore, force the Master Funds to sell assets they would not otherwise sell and/or to sell at unfavorable prices. They may also reduce the investment opportunities available to the Master Funds and cause their expense ratios to increase. In addition, a Master Fund may be forced to sell its most liquid investments, if any, in order to meet cash requirements for repurchases. This may have the effect of substantially increasing a Master Fund's ratio of illiquid to liquid investments for the remaining Members and negatively impact performance. It is not the intention of the Funds to do this; however, it may occur.

The Funds are closed-end management investment companies and are designed for long-term Members, not as trading vehicles.

REGULATORY CHANGE. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Funds and the Master Funds has undergone substantial change in recent years and such change may continue. The effect of regulatory change on the Funds and the Master Funds, while impossible to predict, could be substantial and adverse. In addition, the Funds rely on a position taken by the staff of the SEC allowing the structure whereby the Funds invest in the Master Funds through the Offshore Feeder Funds. To the extent that the views of the SEC staff, which do not necessarily represent the views of the SEC itself, were to change, the structure of the Funds' investment in the Master Funds could be adversely impacted, possibly affecting the treatment of UBTI. To the extent that legislative or regulatory changes are made to the taxation regime for tax-deferred or tax-exempt partners regarding UBTI, or to the taxation of widely-held partnerships, there is a risk that the Offshore Fund could no longer be able to fulfill its intended function.

INVESTMENTS IN OTHER FUNDS. The Master Funds invest in Hedge Funds and the Adviser has no control of, and exercises no influence over, the trading policies or strategies of Hedge Funds. The Adviser may not be able to react quickly to changing investment circumstances due to the limited liquidity of investments in Hedge Funds.

VALUATION OF HEDGE FUND INVESTMENTS. Each Master Fund has no ability to independently assess the accuracy of the valuations received from the Hedge Fund Managers with which the Master Fund invests. Furthermore, the net asset values received by the Master Fund from such Hedge Fund Managers are typically estimates only and, unless materially different from actual values, are generally not subject to revision. Revisions in financial statements provided by Hedge Fund Managers may require the financial statements of a Master Fund and the correspondingly Fund to be revised. See "Calculation of Net Asset Value."

LAYERING OF FEES. Each Fund's and Master Fund's fees and expenses, including the Management Fee and Services Fee payable to the Adviser and the compensation paid to Hedge Fund Managers, result in two levels of fees and potentially greater expenses than would be associated with direct investments in Hedge Funds. Each Fund's expenses thus may constitute a higher percentage of net assets than expenses associated with similar types of investments.

ALLOCATION AMONG HEDGE FUND MANAGERS. The Adviser may, from time to time, change the percentage of a Master Fund's assets allocated to each of its Hedge Fund investments. Allocation changes may occur for a number of reasons including as a result of a Fund and, in turn, a Master Fund receiving additional capital contributions during periods when certain Hedge Fund Managers may no longer be accepting additional capital (for example, because of capacity restrictions), or as a result of investment restrictions imposed by the 1940 Act. At times, a Master Fund might have to place some or all of any additional capital with other Hedge Funds. Each Fund's success may depend, therefore, not only on the Hedge Fund Managers the Adviser has selected for the Master Fund and its ability to allocate the assets of the Master Fund successfully among those Hedge Fund Managers, but also on the Adviser's ability to identify new Hedge Fund Managers.

TAX RISKS. Special tax risks are associated with an investment in a Fund. There can be no assurance that the position of the Funds relating to the consequences of their investment transactions will be accepted by the tax authorities. To the extent that legislative or regulatory changes are made to the taxation regime for tax-deferred or tax-exempt partners regarding UBTI, or to the taxation of widely-held partnerships, there is a risk that the Offshore Fund could no longer be able to fulfill its intended function. See "Taxes."

CHANGES IN DELAWARE, UNITED STATES AND/OR CAYMAN ISLANDS LAW. If there are changes in the laws of Delaware, the United States and/or the Cayman Islands so as to result in the inability of a Fund and/or an Offshore Feeder Fund to operate as set forth in this Prospectus, there may be a substantial effect on Members. For example, to the extent that changes occur in the direct or indirect regulation of leveraged investors, tax-exempt investors or hedge funds, including tax regulation applicable thereto, there may be materially adverse effects on the ability of the Funds to pursue their investment objective or strategies which could force the Funds to change, or even cease, their operations. In addition, if Cayman Islands law changes such that an Offshore Feeder Fund must conduct business operations within the Cayman Islands, or pay taxes, Members in a Fund would likely suffer decreased investment returns. If Cayman Islands law, which limits the term of a LDC to 30 years, were to change such that, at the end of 30 years, a Fund could not replace an Offshore Feeder Fund with another identical LDC, the structure of the Fund would be impacted, potentially in an adverse manner. Such changes could also result in the inability of a Fund to operate on a going forward basis, resulting in the Fund being liquidated.

INVESTMENT IN OFFSHORE FEEDER FUNDS. The Offshore Feeder Funds are not registered under the 1940 Act and do not provide the investor protections offered by that Act. Each Fund, by investing in its Offshore Feeder Fund, will not have the protections offered to investors in registered investment companies. Each Fund, however, will control its Offshore Feeder Fund, making it unlikely that an Offshore Feeder Fund will take action contrary to the interests of Members in a corresponding Fund.

PATENT APPLICATION. The structure of the Funds, which is based on and in accordance with positions taken by the staff of the SEC, is used by numerous other industry participants. However, Man Investments Inc., or an affiliate thereof ("Man"), has filed at least two patent applications relating to a structure that interposes an offshore corporation between a registered investment company and underlying master fund. The first patent application has been published and has been rejected after examination by the U.S. Patent Office on several bases. There is no certainty that the present rejections, however, will ultimately be maintained by the Patent Office and that a patent will not issue. The second patent application was filed and has not as yet been examined for patentability. In the event that Man is successful in obtaining one or more patents, and either or both are valid and enforceable, the Adviser, if found to infringe the claims of either or both patents, may have to negotiate a mutually agreeable license to use such structure, may have to find a non-infringing alternative structure or the Funds may have to be dissolved and liquidated, which may result in costs and expenses and/or losses that could have a material adverse impact on the value of the Units.

BORROWING AND USE OF LEVERAGE. Subject to the limitations imposed by the 1940 Act, the Funds and the Master Funds may employ borrowing to facilitate purchases and redemptions of Units, or for various cash management purposes. Any such borrowing would implicitly leverage a Master Fund's investments, which would increase any loss incurred. Hedge Fund Managers may use significant leverage by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps or repurchase agreements and/or other means, which would increase any losses incurred. The more leverage that is employed, the more likely a substantial change will occur, either up or down, in the value of the instrument. The use of leverage may also increase the volatility of Hedge Fund performance. Because of the small profit potential of certain trading strategies, some Hedge Fund Managers may use leverage to acquire large positions in an effort to meet their objectives. Consequently, they will be subject to major losses in the event that market disruptions destroy the hedged nature of such positions. These losses would impact the value of a Master Fund holding such Hedge Funds and, in turn, a Fund invested through its Offshore Feeder Fund in the Master Fund. See "-Principal Risk Factors Relating to Hedge Funds."

TEMPORARY DEFENSIVE POSITIONS. In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows, each Fund and/or Master Fund may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments. As a result, a Fund may not achieve its investment objective.

DELAY IN USE OF PROCEEDS. Although the Funds and the Master Funds currently intend to invest the proceeds of any sales of Units as soon as practicable after the receipt of such proceeds, the investment of such proceeds may be delayed if suitable investments are unavailable at the time or for other reasons. As a result, the proceeds may be invested in cash, cash equivalents, high-quality debt instruments or other securities pending their investment in Hedge Funds. Such other investments may be less advantageous and, as a result, a Fund may not achieve its investment objective.

OTHER MEMBERS IN THE MASTER FUNDS. Other Members in a Master Fund may alone, or collectively, own or acquire sufficient voting interests in a Master Fund to control matters relating to the operation of a Master Fund, which may require a Fund, through the corresponding Offshore Feeder Fund, to withdraw its investment in a Master Fund or take other appropriate action. Any such withdrawal could result in a distribution "in-kind" of portfolio securities (as opposed to a cash distribution from a Master Fund) which would require a pro rata division of Hedge Fund investments, dependent upon consent for transfer being provided by such Hedge Funds' Managers. There is no certainty that a distribution in-kind could occur. If securities and other non-cash assets are distributed, a Fund could incur brokerage, tax or other charges in converting those assets to cash. In addition, the in-kind distribution may adversely affect the liquidity of a Fund. Notwithstanding the above, there may be other means for meeting repurchase requests, such as borrowing.

POTENTIAL CONFLICTS OF INTEREST. The investment activities of the Adviser, the Hedge Fund Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Funds and the Master Funds. See "-Potential Conflicts of Interest."

NO PARTICIPATION IN MANAGEMENT. A Member is not entitled to participate in the management of the Funds or the Master Funds, or in the conduct of their business, apart from the capacity to vote on certain matters (including the election of the Board of Managers).

SUBSTANTIAL REPURCHASES. Substantial repurchases of Units within a limited period of time could require the Master Funds to liquidate positions more rapidly than would otherwise be desirable.

MANDATORY REPURCHASE. Each Fund has the right to require the repurchase of a Member's Units and thus the withdrawal of a Member subject to the limitations of the 1940 Act. See "Repurchases and Transfers of Units- Mandatory Repurchase by a Fund."

INCREASE IN ASSETS UNDER MANAGEMENT. As each Master Fund's assets increase, more capital may be allocated to the Hedge Fund Managers in which it invests. It is not known what effect, if any, this will have on the trading strategies utilized by the Hedge Fund Managers or their investment results. No assurance can be given that their strategies will continue to be successful or that the return on a Master Fund's investments will be similar to those achieved in the past.

STRUCTURED INVESTMENTS. Each Master Fund may purchase or enter into structured investments, including structured notes linked to Hedge Fund performance and swaps or other contracts paying a return equal to the total return achieved by a Hedge Fund. Such investments may have the effect of magnifying a Master Fund's investment in and risk exposure to a particular Hedge Fund. The values of structured investments depend largely upon price movements in the underlying investment vehicles to which such structured investments are linked. Therefore, many of the risks applicable to investing directly with Hedge Funds are also applicable to the structured investments. However, structured investments also expose a Master Fund to the credit risk of the parties with which it deals. Non-performance by counterparties of the obligations or contracts underlying the structured investments could expose a Master Fund to losses, whether or not the transaction itself was profitable. Structured investments may expose a Master Fund to additional liquidity risks as there may not be a liquid market within which to close or dispose of outstanding obligations or contracts.

ERISA MATTERS. Most pension and profit sharing plans, individual retirement accounts and other tax-advantaged retirement funds are subject to provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or both, which may be relevant to a decision as to whether such a prospective Member should invest in a Fund. Such a prospective Member should consider whether such an investment is "prudent" or whether it results in "prohibited transactions." Legal counsel should be consulted by such a prospective Member before investing in a Fund.
See "Taxes."

PROVISION OF TAX INFORMATION TO MEMBERS. Each Fund will furnish to its Members, as soon as practicable after the end of each taxable year, such information as is necessary for them to complete federal and state tax or information returns along with any tax information required by law. However, it is not likely that the Master Funds will receive tax information from Hedge Funds in a sufficiently timely manner to enable a Fund invested in the Master Fund to prepare their information returns. Accordingly it is expected that Members will be required to obtain extensions of time to file tax returns from the Internal Revenue Service (the "Service") or state taxing agencies. The Funds anticipate sending their Members unaudited semi-annual and audited annual reports within 60 days after the close of the period for which the report is being made, or as required by the 1940 Act.

CUSTODY RISK. Custody of each Master Fund's assets will be held in accordance with the requirements of the 1940 Act and the rules thereunder. However, the Hedge Funds are not required to, and may not, hold custody of their assets in accordance with those requirements. As a result, bankruptcy or fraud at institutions, such as brokerage firms or banks, or administrators, into whose custody those Hedge Funds have placed their assets could impair the operational capabilities or the capital position of the Hedge Funds and may, in turn, have an adverse impact on a Fund, an Offshore Feeder Fund and a Master Fund.

ESTIMATES. Each Master Fund has minimal ability to assess the reliability of the valuations received from the Hedge Fund Managers with which the Master Fund invests. Furthermore, the net asset values received by a Master Fund from such Hedge Fund Managers are typically estimates only and, unless materially different from actual values, are generally not subject to revision. Revisions in financial statements provided by Hedge Fund Managers may require a Master Fund's and Fund's financial statements to be revised. See "Calculation of Net Asset Value."

DIVERSIFICATION. The Funds are classified as non-diversified under the 1940 Act. They invest substantially all of their assets in Hedge Funds, and may be susceptible to economic and regulatory factors affecting the Hedge Fund industry. Certain events such as market disruptions may broadly impact Hedge Funds, and could negatively impact the performance of the Funds.

POTENTIAL CONFLICTS OF INTEREST

From time to time various potential and actual conflicts of interest may arise from the overall advisory, investment and other activities of the Adviser, its affiliates, its employees and clients (each an "Adviser Affiliate" and collectively the "Adviser Affiliates"). The following briefly summarizes some of these conflicts but is not intended to be an exhaustive list of such conflicts. Like most investment managers, the Adviser Affiliates may manage multiple accounts with the same or similar investment objectives and may have financial incentives to favor certain accounts over others. The Adviser Affiliates owe a fiduciary duty to each client not to unfairly discriminate between clients. The Adviser Affiliates may, if eligible, invest in domestic or foreign pooled investment vehicles ("Investment Vehicles") managed by the Adviser and its affiliates. The Adviser Affiliates may invest on behalf of themselves and clients in securities that would be appropriate for or held by or considered for investment for the Adviser's clients.

The SRC, the FRC and the PRC (collectively, the "Investment Committees") engage in side-by-side management of both registered investment funds and investment accounts, which may raise potential conflicts of interest for the Adviser, including without limitation those associated with any differences in fee structure. Such side-by-side management may result in the Investment Committees devoting unequal time or attention to the management of the Master Funds. The Adviser believes, however, that the use of the Investment Committees as part of its specialist-based investment process encourages consistent portfolio management by reducing individual biases and increasing collaborative analysis. Nonetheless, certain limited investment opportunities identified by the members of the Investment Committees may be suitable for more than one Master Fund or other account. A Master Fund may not receive an allocation to such an opportunity or a Master Fund's allocation may be limited as a result of investments in the opportunity by other eligible Master Funds or accounts. To deal with these situations, the Adviser has adopted procedures for allocating portfolio transactions across multiple accounts. Additionally, the appearance of a conflict of interest may arise in circumstances where members of the Investment Committees have an incentive, which relates to the management of an account but not to all of the accounts with respect to which the Investment Committees have day-to-day management responsibility. The Adviser and the Master Funds have adopted certain compliance procedures designed to address these types of conflicts. However there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

The Adviser Affiliates may provide investment banking, placement agent, merchant banking and other financial services including prime brokerage and lending arrangements for, and will in some cases expect to receive compensation directly or indirectly from the issuers or obligors and market participants, including the Adviser's clients, related to the investments held in the Adviser's client portfolios. Accordingly, the Adviser Affiliates may have been involved in the structuring, placement and sale of such investments. Likewise, the Adviser Affiliates may serve on creditor's committees or advise companies in bankruptcy or insolvency proceedings or otherwise be engaged in financial restructuring activities for entities with securities selected by the Adviser for investment by Investment Vehicles or on behalf of clients to which the Adviser provides discretionary and/or non-discretionary advice ("Advisory Clients") for a negotiated fee. Further, the Adviser Affiliates may have ongoing relationships with companies including Hedge Funds whose securities are in or are being considered for the portfolios of the Adviser's clients. In addition, the Adviser Affiliates may invest and may have already invested in Hedge Funds owned by the portfolios of Investment Vehicles or Advisory Clients (including the Master Fund(s)). The making of such investments is based on independent considerations for each Investment Vehicle or Advisory Client (including the Master Fund(s)). It is possible that one Investment Vehicle or Advisory Client (including the Master Fund(s) may seek to redeem an interest in a particular Hedge Fund when another Investment Vehicle or Advisory Client (including the Master Fund(s)) is purchasing an interest in such Hedge Fund.

The Adviser, consistent with its fiduciary duty to each client, will endeavor to resolve conflicts in a manner which it deems equitable to the extent possible under the prevailing facts and circumstances as well as over time. The Adviser currently manages multiple portfolios and it will devote as much time to each

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client as it deems appropriate to perform its duties.  The personnel of the
Adviser may have conflicts with similar strategies or investments objectives and may hold the same investments across many client accounts or hold the same positions held by Master Funds. Investment opportunities are allocated in a manner which the Adviser deems fair and equitable over time, generally considering a number of factors, primarily, client guidelines, legal and tax concerns and the Adviser's investment outlook. The Adviser's outlook is based in general on its overall view of market conditions relative to the Master Funds as well as the nature and size of existing positions and cash inflows and repurchases. There is no assurance that all portfolios under the management of the Adviser will hold the same Hedge Funds or will experience similar performance.

The Adviser has adopted policies and procedures designed to address the proper handling of material non-public information ("Information") while in possession of such Information. Generally, the Adviser and its employees may not trade for clients or themselves or recommend trading in securities of a company while in possession of Information or disclose such Information to any person not entitled to receive it. By reason of the various activities of the Adviser and its affiliates, the Adviser may be restricted from effecting transactions in certain investments that might otherwise have been initiated or may not access Information that other market participants or counterparties have received.

Except as described above, Hedge Fund Managers are unaffiliated with the Adviser and the Adviser will have no control over Hedge Fund Managers and no ability to detect, prevent or protect the Funds or Master Funds from their misconduct or bad judgment. Hedge Fund Managers may be subject to conflicts of interest due to Hedge Fund incentive fees, which may cause a Hedge Fund Manager to favor Hedge Fund clients having the highest fees over other clients. In addition, Hedge Fund Managers may use conflicting buying and selling strategies for different accounts under management. Lack of disclosure relating to the payment of fees and provision of services by prime brokers to Hedge Funds also may mask conflicts on the part of Hedge Fund Managers.

The general partners, managing members, investment managers, and other affiliates of any of the Hedge Funds may have conflicts of interest. For example, such persons may be affiliated or have a relationship with a broker-dealer firm through which a portion of the Hedge Fund's transactions are conducted and such person may receive a portion of the brokerage commissions resulting from such transactions. In addition, such Hedge Funds may engage in other transactions (although generally not lending transactions) with affiliated parties on terms and conditions not determined through arm's-length negotiations. Further, the Adviser may itself seek to encourage the Hedge Fund Managers to trade with or through the Distributor or its affiliates. However, any such trades will be on an arm's-length basis.

PRINCIPAL RISK FACTORS RELATING TO HEDGE FUNDS

INVESTMENT RISKS IN GENERAL. Some Hedge Fund Managers utilize highly speculative investment techniques and instruments, including using leverage without limitation, financial and physical commodities contracts, currency speculation and hedging, short sales, listed and over-the-counter options, uncovered option transactions, complex derivative instruments, workouts and startup investments, illiquid investments, control positions, arbitrage strategies, foreign securities and maintaining highly concentrated portfolios. In general, neither a Master Fund nor the Members will have the ability to direct or influence the management of these Hedge Funds or the investment of their assets. If a Master Fund receives distributions in-kind from a Hedge Fund investment, it will incur additional costs and risks to dispose of such assets. Further, there is no assurance that such assets may be liquidated, or if liquidated, that reasonable prices will be realized.

SPECULATIVE TRADING STRATEGIES. Some Hedge Fund Managers use speculative strategies, such as selling securities short and futures trading. Short selling exposes the seller to unlimited risk due to the lack of an upper limit on the price to which a security may rise. Futures prices can be highly volatile. Because of the low margin deposits normally required in futures trading, an extremely high degree of leverage is a typical feature of futures trading. This may have the effect of magnifying trading losses a Hedge Fund experiences. No guarantee or representation is made that any Hedge Fund Manager will be successful.

ILLIQUIDITY. Hedge Funds typically only allow investors to redeem their investments on a periodic basis such as monthly, quarterly, semiannually or over longer periods with specified advance notice requirements. Some Hedge Fund Managers impose a lock-up on their investors precluding them from redeeming their investments for a period of time. Hedge Funds with lock-ups may, in some cases, allow investors to redeem their investments during the lock-up period subject to a penalty. Additionally, Hedge Funds typically hold back some percentage of full redemptions until they complete their annual audits. Hedge Fund Managers generally have the right to suspend investor redemptions at their discretion. Consequently, the Master Funds may be highly illiquid. There may be times when the Adviser intends to redeem a Master Fund's investment with a Hedge Fund Manager, but cannot immediately do so even when other investors in the Hedge Fund are able to redeem. This could negatively impact the Funds. In addition, the Hedge Fund may only provide in-kind redemptions. Such assets may be illiquid and may not be saleable at reasonable prices.

In addition, certain Hedge Funds may use "side pockets" in which certain illiquid investments are placed. Such side pockets may be difficult to fair value and may increase risks relating to illiquidity of the Hedge Fund and inaccuracy in the Hedge Fund's reported valuation. The Funds' Boards have adopted policies governing the Funds' participation in side pocket investments.

OPERATIONAL ISSUES. Investing in Hedge Funds exposes investors to operational risks distinct from the risks associated with Hedge Fund Managers' investment strategies such as operational structure and transparency. Potential operational issues may include the methods a Hedge Fund Manager uses to price securities, its organizational structure and technological infrastructure and the use of soft dollars. Many Hedge Funds are small companies with minimal operating histories run by traders with limited business management experience.

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

Consequently, Hedge Fund investors can be exposed to start-up operational risks.

HEDGE FUND MANAGER MISCONDUCT. When the Adviser invests a Master Fund's assets with a Hedge Fund Manager, that Master Fund will not have custody of the invested assets or control over their investment. Therefore, there is always the risk that a Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations or engage in other misconduct. The Hedge Fund Managers with whom the Adviser invests each Master Fund's assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers.

PERFORMANCE FEES. Hedge Fund Managers compensated with performance fees may assume more risk than those who receive fixed fees. Generally, the Hedge Fund Managers' compensation is determined separately for each year or a shorter period. Often, but not always, the Hedge Fund Manager agrees to carry forward losses to subsequent years in determining the fee for such years. Such fee arrangements may give the Hedge Fund Managers incentives to make purchases for the account or fund that are unduly risky or speculative. Also, incentive fees may be paid to Hedge Fund Managers who show net profits, even though a Fund and/or the corresponding Master Fund, as a whole, may incur a net loss.

REGULATORY ACTIONS. In the event that federal, state or other regulatory bodies allege misconduct by a Hedge Fund Manager or a Hedge Fund, such authorities may initiate regulatory or enforcement actions, including civil or criminal proceedings. The effect of any regulatory action against a Hedge Fund Manager or a Hedge Fund in which a Master Fund may invest, while impossible to predict, could result in a substantial and adverse impact on the Master Fund's Hedge Fund investment, including a reduction in value in or a loss of the investment due to the assessment on a Hedge Fund of fines, penalties and/or other sanctions, including asset freezes. Moreover, regulatory scrutiny on the Hedge Fund industry has increased substantially over the past few years, and the impact of new regulations on Hedge Funds and their investors may be significant.

LIMITED INFORMATION REGARDING HEDGE FUND MANAGERS. Although the Adviser receives certain information from each Hedge Fund Manager regarding the Hedge Fund Manager's historical performance and investment strategy, the Adviser may not be given access to information regarding the actual investments made by Hedge Fund Managers. Moreover, the types and detail of information furnished by Hedge Fund Managers may vary over time and the Adviser generally will not know the composition of Hedge Fund Manager portfolios with respect to the degree of hedged or directional positions, the extent of concentration risk or exposure to specific markets. In addition, the Adviser may not learn of significant structural changes, such as personnel losses, manager withdrawals or capital growth, until after they have taken place. Therefore, the Adviser may not be in a position to redeem from a Hedge Fund investment until after such information has been received.

PAST PERFORMANCE; TRADING METHOD CHANGES. Hedge Fund Managers' trading strategies may change over time. There can be no assurance that any trading strategies will produce profitable results or that past performance of a Hedge Fund Manager's trading strategies indicates future profitability. Furthermore, Hedge Fund Managers' trading methods are dynamic and evolve. Thus, a Hedge Fund Manager may not always use the same trading method in the future that was used to compile performance histories.

LIMITS ON HEDGED STRATEGIES. Market neutral or relative value hedging or arbitrage strategies are risky. Hedge Fund Managers may employ limited directional strategies that expose the Hedge Funds they manage to certain market risks. Substantial losses may be recognized on hedged positions as illiquidity and default on one side of a position can lead to a hedged position being transformed into an outright speculative position. Every market neutral or relative value trading strategy involves exposure to second order risks, such as implied volatility in convertible bonds or warrants, the yield spread between similar term government bonds or the price spread between different classes of stock of the same underlying firm.

SECURITIES BELIEVED TO BE UNDERVALUED OR INCORRECTLY VALUED. Securities which Hedge Fund Managers believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within timeframes Hedge Fund Managers anticipate. Hedge Fund Managers are not subject to minimum credit standards in their investments, and may purchase below investment grade obligations.

TURNOVER. Hedge Funds may invest on the basis of various short-term market considerations. The turnover rate within these Hedge Funds is expected to be significant, potentially involving substantial brokerage commissions and fees. The Adviser will have no control over this turnover.

ILLIQUID INVESTMENTS. While many Hedge Fund Managers trade primarily in marketable instruments, some may hold non-marketable securities. Such investments could limit the liquidity of a Master Fund's investment in such Hedge Funds. In some circumstances, a Hedge Fund Manager may be unable or unwilling to provide liquidity, which could result in a Master Fund being unable to redeem its investment in the Hedge Fund, even if the Hedge Fund otherwise invests in liquid instruments. Because a Hedge Fund may make in-kind distributions, a Fund may receive illiquid securities which may only be liquidated at unattractive prices.

In addition, certain Hedge Funds may use "side pockets" in which certain illiquid investments are placed. Such side pockets may be difficult to fair value and may increase risks relating to illiquidity of the Hedge Fund and inaccuracy in the Hedge Fund's reported valuation. The Funds' Boards have adopted policies governing the Funds' participation in side pocket investments.

CREDIT CRISIS LIQUIDITY RISK. Certain types of credit instruments, such as investments in CDOs, high-yield bonds, debt issued in leveraged buyout transactions, mortgage- and asset-backed securities, and short-term asset-backed commercial paper, became very illiquid in the latter half of 2007. General market uncertainty and consequent re-pricing of risk led to market imbalances of sellers and buyers, which in turn resulted in significant valuation uncertainties in mortgage and credit-related securities and other instruments. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many instruments remaining illiquid and of uncertain value. Such market conditions and the above factors may make valuation for some Hedge Funds uncertain and/or result in sudden and significant valuation increases or declines in their investments.

USE OF LEVERAGE. Hedge Fund Managers may employ leverage in a number of ways including purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps and repurchase agreements. The more leverage employed, the more likely it is that a substantial change will occur, either up or down, in the value of the instrument and that volatility will increase. Because of the comparatively small intrinsic profits in certain relative value positions, some Hedge Fund Managers may use leverage to acquire extremely large positions in an effort to meet their rate of return objectives. Consequently, they may be subject to major losses in the event that market disruptions destroy the hedged nature of such positions.

FINANCING ARRANGEMENTS. As a general matter, the banks and dealers that provide financing to the Hedge Funds have considerable discretion in setting and changing their margin, haircut, financing and collateral valuation policies. Changes by banks and dealers in any of the foregoing policies may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can be no assurance that any particular Hedge Fund will be able to secure or maintain adequate financing, without which such a Hedge Fund may not be viable.

GENERAL ECONOMIC CONDITIONS. The success of Hedge Fund strategies is often linked to market and business cycles, as well as the broader economic environment, which may affect the level and volatility of interest rates and the extent and timing of investor participation in the markets. Unexpected volatility or illiquidity in the markets in which the Hedge Fund Managers hold positions could result in significant losses for Hedge Funds.

USE OF MULTIPLE HEDGE FUND MANAGERS. The Hedge Fund Managers trade independently of each other and may place orders that "compete" with each other for execution or that cause a Master Fund to establish positions that offset each other (in which case the Master Fund would indirectly incur commissions and fees without the potential for a trading profit).

TANDEM MARKETS. The Funds may invest in vehicles managed by Hedge Fund Managers who, in aggregate, broadly allocate among various assets classes such as equities, fixed income, commodities, foreign currencies, listed securities and over-the-counter instruments globally. However, from time to time multiple markets can move in tandem against a Master Fund's positions and in such cases a Master Fund could suffer substantial losses.

OTHER ACCOUNTS OF HEDGE FUND MANAGERS. The Hedge Fund Managers may manage other accounts (including accounts in which the Hedge Fund Managers have a personal interest) which could impact how trades are allocated to the Master Funds' Hedge Fund investments. Large positions held by a Hedge Fund Manager across several accounts may be difficult to liquidate at what the Hedge Fund Manager believes to be a fair price. The investment activities of the Hedge Fund Managers for the other accounts they manage, may give rise to conflicts of interest that may disadvantage the Master Funds. See "-Potential Conflicts of Interest."

LITIGATION AND ENFORCEMENT RISK. A Hedge Fund Manager might accumulate substantial positions in the securities of a specific company and engage in a proxy fight, become involved in litigation, serve on creditor's committees or attempt to gain control of a company. Under such circumstances, a Master Fund investing in the Hedge Fund could conceivably be named as a defendant in a lawsuit or regulatory action. There have been a number of widely reported instances of violations of securities laws through the misuse of confidential information, diverting or absconding with Hedge Fund assets, falsely reporting Hedge Fund values and performance and other violations of securities laws. Such violations may result in substantial liabilities for damages caused to others, the disgorgement of profits realized and penalties. Investigations and enforcement proceedings are ongoing and it is possible that Hedge Fund Managers with whom the Master Funds invest may be charged with involvement in such violations. In such a case, the performance records of the charged Hedge Fund Managers may be misleading. Furthermore, such Hedge Funds and, in turn, the Master Funds (and thus the Funds) could be exposed to losses.

TRADING SUSPENSIONS. Securities or commodities exchanges typically have the right to suspend or limit trading in any instrument traded on the exchanges. A suspension could render it impossible for a Hedge Fund Manager to liquidate positions and thereby expose a Master Fund to losses.

CONCENTRATION. Hedge Fund Managers may manage highly concentrated Hedge Fund portfolios limited to a few securities, industries or geographical regions. Investments with such Hedge Funds may expose investors to potentially greater losses than investments with more diversified Hedge Funds.

CORPORATE INVESTMENTS. Some Hedge Funds Managers take positions in securities issued by companies and will be subject to the risks associated with the businesses in which such companies are engaged, including difficult market conditions, changes in regulatory requirements, interest rate fluctuations, general economic downturns and other factors.

CORPORATE DEBT OBLIGATIONS. Certain Hedge Fund Managers may invest in corporate debt or other fixed income obligations. Corporate debt obligations are subject to credit and other risks. Adverse changes in the financial condition of an issuer or in general economic conditions, or both, may impair the ability of the issuer to make payments of principal and interest or have an adverse effect on the prices of that issuer's fixed income obligations. Corporate debt obligations are also subject to liquidity risk and the risk of market price fluctuations. Adverse changes in the financial condition of an issuer may affect the liquidity of the market for such an issuer's securities and may reduce the market price of such securities. In addition, adverse changes in general economic conditions may affect the liquidity of the market for corporate debt obligations in general and may reduce the market prices of some or all of such securities.

Certain corporate debt obligations that are investment grade may have credit ratings that are lower than other investment grade corporate debt obligations. Such securities have greater credit risk and may be subject to greater liquidity risk and volatility than other investment grade corporate debt obligations with higher credit ratings.

BELOW INVESTMENT GRADE SECURITIES. Certain Hedge Fund Managers may take positions in below investment grade securities. The principal value of such securities is affected by interest rate levels, general economic conditions, specific industry conditions and the creditworthiness of the issuer. These factors have historically had a more pronounced effect on such securities than on investment grade securities, and they may be expected to continue to have a larger effect in the future.

COMMODITIES. Hedge Funds Managers may trade in commodities, futures and options. These types of instruments involve numerous risks which include leverage (margin is usually only 5-15% of the face value of the contract and exposure can be nearly unlimited), illiquidity, governmental intervention designed to influence commodity prices and credit risk vis-{a`}-vis contract counterparties.

CURRENCIES. Currency exchange rates have been volatile in recent years and Hedge Fund Managers are able to take positions in currencies with significant leverage. The combination of volatility and leverage gives rise to the possibility of large profits and large losses. In addition, since currency trading is done on a principal-to-principal basis, there is counterparty risk.

SPOT AND FORWARD CONTRACTS. Hedge Fund Managers may enter into spot and forward contracts on currencies and/or commodities. Spot and forward contracts are not traded on exchanges, and as a consequence, investors in such contracts do not benefit from the regulatory protections of exchanges or governmental or regulatory authorities in any jurisdiction; rather, banks and broker-dealers act as principals in these markets.

DERIVATIVES. Hedge Fund Managers may trade in various derivatives markets (E.G., swaps, over-the-counter options and asset-backed securities). There are uncertainties as to how these markets will perform, particularly during periods of unusual price volatility or instability, market illiquidity or credit distress. Substantial risks are also involved in borrowing and lending against such instruments. The prices of these instruments are volatile and valuations may be difficult to obtain, market movements are difficult to predict and financing sources and related interest rates are subject to rapid change. Most of these instruments are not traded on exchanges but rather through an informal network of banks and broker-dealers and a Master Fund, through its investment in the Hedge Funds, will be subject to the risk of counterparty default. These banks and broker-dealers have no obligation to make markets in these instruments, and can apply essentially discretionary margin and credit requirements (and thus, in effect, force a Hedge Fund Manager to close out positions or post additional collateral).

ASSET-BACKED AND MORTGAGE-BACKED SECURITIES. Certain Hedge Fund Managers may be active in asset-backed and/or other mortgage-backed securities markets. Trading asset-backed and mortgage-backed securities may entail a variety of unique risks. Among other risks, such securities may be subject to prepayment risk, credit risk, liquidity risk, market risk, structural risk, legal risk and interest rate risk (which may be exacerbated if the interest rate payable on such securities changes based on multiples of changes in interest rates or inversely to changes in interest rates). Furthermore, (i) the performance of a structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets and (ii) the price of an asset-backed or mortgage-backed security, if required to be sold, may also be subject to certain market and liquidity risks at the time of sale.

SMALL AND MEDIUM CAPITALIZATION COMPANIES. A portion of some of the Hedge Funds' portfolios may be invested in the stocks of companies with small-to-medium-sized market capitalizations, including growth stage companies. While in certain markets the stocks of such companies may provide the potential for appreciation, these stocks, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in stocks of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, "blue-chip" companies. In addition, small-capitalization stocks may be highly illiquid.

Some small companies have limited product lines, distribution channels and financial and managerial resources. The Master Funds may invest in Hedge Funds that, in turn, may invest in companies that have product lines that have, in whole or in part, only recently been introduced to the market or that may still be in research and development. Such companies may also be dependent on key personnel with limited experience. The Master Funds and the Funds will be exposed to the risk of loss to the extent the Hedge Fund Manager invests in such companies.

NON-U.S. SECURITIES. Hedge Funds may trade in foreign investment funds and various foreign securities including the securities of foreign companies. Foreign securities expose investors to a number of specific risks. These risks include: currency fluctuations and controls; limited information and corporate disclosure; lax accounting, auditing and financial standards and requirements; low trading volumes and government-imposed trading restrictions; difficulty in obtaining and/or enforcing legal judgments; regional economic and political instability; high brokerage commissions and custody fees; unregulated or poorly regulated securities markets; foreign withholding taxes; the threat of nationalization and expropriation; and an increased potential for corrupt business practices.

Certain foreign markets provide attractive regulatory environments for investors. However, foreign markets may not offer the same protections or remedies as U.S. markets and investors may have limited recourse in the event of fraud, malfeasance or bad faith. In addition, custodial and record keeping risks may exist. Laws and regulations of foreign countries may impose restrictions that do not exist in the United States. In addition, some governments from time to time impose restrictions intended to prevent capital flight, which may, for example, involve punitive taxation (including high withholding taxes) on certain securities transfers or the imposition of exchange controls making it difficult or impossible to exchange or repatriate local currencies. Some countries may also restrict the repatriation of currency and make it necessary for a Hedge Fund Manager to distribute to investors the full or a partial amount of its investments in non-U.S. securities or currency in-kind or in a foreign currency. No assurance may be made that a given political or economic climate or that particular legal or regulatory risks might not adversely affect an investment by the Master Funds.

Finally, each Hedge Fund may, but is not required to, hedge the currency risk associated with any non-U.S. Dollar denominated investments.

EMERGING MARKETS. Certain Hedge Funds trade emerging markets securities. Many securities traded in emerging markets are substantially less liquid, more volatile, and are subject to less governmental supervision than similar securities traded in the U.S. and other developed countries. In addition, there is generally less governmental regulation of securities exchanges, securities dealers and listed and unlisted companies and less stringent reporting requirements in emerging markets than in the United States and other developed countries. Emerging markets may have slower clearance and settlement procedures, higher transactions costs and investment restrictions that may restrict or delay trading by Hedge Fund Managers. In addition, certain governments may require approval for, or otherwise restrict, the repatriation of investment income, capital or proceeds of sales of securities by foreign investors. War, governmental intervention, lack of capital, corruption, poor corporate management and limited resources are also common risks associated with investing in these markets. Certain Hedge Fund Managers trade sovereign debt obligations including sovereign debt issued by sovereign obligors in emerging markets. Sovereign debt may carry below investment grade credit ratings and be highly speculative. Defaults or restructurings of public and inter-bank indebtedness have occurred in several emerging markets including Argentina, Brazil, Costa Rica, Ecuador, Indonesia, Malaysia, Mexico, Pakistan, Peru, Russia, South Korea, Vietnam, Thailand, Uruguay and Venezuela, as well as several African countries. There can be no assurance that foreign sovereign debt securities in which the Hedge Funds may invest will not default or be subject to similar restructuring arrangements.

REPURCHASE AGREEMENTS. Some of the Hedge Fund Managers may enter into repurchase agreements in which they sell a security and simultaneously agree to buy it back at a higher price. Repurchase agreements allow Hedge Funds to obtain leverage, which may magnify losses and increase volatility.

REVERSE REPURCHASE AGREEMENTS. Certain Hedge Fund Managers may enter into reverse repurchase agreements in which they buy a security and simultaneously agree to sell it back at a higher price. Reverse repurchase agreements involve certain risks. For example, if the seller of securities under a reverse repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Hedge Fund acting as a counterparty may seek to dispose of the securities. This could involve costs, delays and unfavorable pricing. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Hedge Fund Manager's ability to dispose of the underlying securities may be restricted. If the seller fails to repurchase the securities, the Hedge Fund may suffer a loss to the extent proceeds from the sale of the underlying securities are less than the purchase price.

LOAN PARTICIPATIONS. Certain Hedge Fund Managers may invest in loan participations. These investments involve certain risks additional to those associated with assignments of direct loans. A loan participant has no contractual relationship with the borrower of the underlying loan. As a result, the participant is generally dependent upon the lender to enforce its rights and obligations under the loan agreement in the event of a default, and may not have the right to object to amendments to or modifications of the terms of the loan agreement in which it participates. A participant in a syndicated loan generally does not have voting rights, which are retained by the lender. In addition, a loan participant is subject to the credit risk of the lender as well as the borrower, since a loan participant is dependent upon the lender to furnish to the participant its share of payments of principal and interest received on the underlying loan.

ADRS AND GDRS. Hedge Fund Managers may invest in American Depositary Receipts, Global Depositary Receipts or other securities convertible into securities of corporations based in foreign countries. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted, and consequently may expose Hedge Funds to currency exchange rate volatility.

WORKOUTS AND STARTUPS. Hedge Fund Managers may take positions in distressed companies and new ventures. Such investments are subject to greater risk of loss than investments in companies with more stable operations. Such investments also may be speculative and illiquid.

CONTROL POSITIONS. Certain Hedge Funds may assume control positions in various companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations and other types of liability in which the limited liability generally characteristic of business operations may be ignored.

RISK ARBITRAGE. Some Hedge Fund Managers may engage in risk arbitrage transactions. Taking positions in companies subject to significant corporate transactions involves substantial risks because transactions may fail for a number of reasons including unexpected positive or negative changes in a company's profile, shareholder disapproval, regulatory and various third party objections, changes in earnings or business lines. There can be no assurance that mergers, takeover bids, exchange offers, tender offers, spin-offs, liquidations, corporate restructurings or other similar transactions will take place. Failure to understand or anticipate factors impacting a corporate transaction may cause Hedge Fund Managers attempting to profit from such a transaction to suffer a loss.

INDUSTRY RISKS. Hedge Fund Managers may focus on a particular industry or industries. Substantial risks are involved in making such investments including industry concentration, volatility of commodity prices, high levels of competition, obsolescence of technologies, political risks, regulatory risks and geopolitical uncertainties or instabilities.

LIMITS OF RISK DISCLOSURES

THE ABOVE DISCUSSION COVERS CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUNDS AND THE UNITS, BUT IS NOT, NOR IS IT INTENDED TO BE, A COMPLETE ENUMERATION OR EXPLANATION OF ALL RISKS INVOLVED IN AN INVESTMENT IN THE FUNDS. PROSPECTIVE MEMBERS SHOULD READ THIS ENTIRE PROSPECTUS AND A FUND'S LLC AGREEMENT AND CONSULT WITH THEIR OWN ADVISERS BEFORE DECIDING WHETHER TO INVEST IN A FUND. AN INVESTMENT IN A FUND SHOULD ONLY BE MADE BY MEMBERS WHO UNDERSTAND THE NATURE OF THE INVESTMENT, DO NOT REQUIRE MORE THAN LIMITED LIQUIDITY IN THE INVESTMENT AND CAN BEAR THE FINANCIAL RISKS OF THE INVESTMENT INCLUDING LOSS OF PRINCIPAL.

In addition, as each Fund's investment program will evolve over time, an investment in a Fund will likely be subject to risk factors not described in this Prospectus. Each Fund, however, will supplement this Prospectus from time to time to disclose any material changes in the information provided herein.

                                USE OF PROCEEDS

The proceeds from each sale of Units, net of a Fund's fees and expenses, are invested by a Fund, through its respective Offshore Feeder Fund, in its corresponding Master Fund and each Master Fund pursues its investment program and objectives, consistent with market conditions and the availability of
suitable Hedge Fund investments.   Proceeds from the sale of Units are expected
to be fully invested within three months of the receipt.

    MANAGEMENT OF THE FUNDS, THE OFFSHORE FEEDER FUNDS AND THE MASTER FUNDS

GENERAL

Each Fund's Board and each Master Fund's Board provide broad oversight over the operations and affairs of each Fund and each Master Fund. A majority of each Fund's Board is comprised of persons who are not "interested persons" (as defined in the 1940 Act) of the Fund (the "Independent Managers"). Similarly, a majority of each Master Fund's Board is comprised of persons who are not "interested persons" of the Master Fund (the "Master Fund's Independent Managers"). Each Offshore Feeder Fund has two members, a Fund and the Adviser (which holds only a nominal non-voting interest). Each Fund is the managing member of the respective Offshore Feeder Fund and the members have delegated the day-to-day management and general oversight responsibilities of the Offshore Feeder Fund to the respective Fund. Each Offshore Feeder Fund is therefore effectively controlled by its respective Fund's Board.

The Adviser was formed as a corporation under the laws of the State of Delaware in 1994 and is a registered investment adviser under the Advisers Act. The Adviser is registered as a "commodity pool operator" with the CFTC and is a member of the National Futures Association in such capacity. The Adviser also serves as investment adviser to private investment funds, some of which utilize a multi-manager, multi-strategy investment approach. The Adviser may in the future serve as an investment adviser to or general partner of other registered and unregistered private investment companies. The offices of the Adviser are located at 11 Madison Avenue, New York, New York 10010.

The Adviser is an affiliate of Credit Suisse Asset Management Securities, Inc., the Distributor, and Credit Suisse Securities (USA) LLC. Both the Distributor and Credit Suisse Securities (USA) LLC are indirect wholly-owned subsidiaries of Zurich-based Credit Suisse Group AG, a leading global financial services company.

The Adviser and MMP (and its predecessor group) have been creating and managing fund of Hedge Funds portfolios since 1994. MMP's team of research and risk management professionals has significant investment experience in research, sales and trading, Hedge Fund management, risk management and fund of funds investing. MMP manages investments with numerous Hedge Funds and believes that its information network provides it with contact to a range of Hedge Fund Managers and enables it to quickly spot new Hedge Fund talent. The Adviser believes that MMP's team-based investment process and proprietary technology platform help to eliminate individual biases with the aim of achieving consistently high quality portfolio management across the Funds and the Master Funds.

The Adviser is responsible for implementing the Funds' and the Master Funds' investment programs, subject to the ultimate supervision of, and any policies established by, each respective Fund's and Master Fund's Board. Under the terms of the Advisory Agreement, the Adviser manages the strategy allocation and strategy composition of the Master Funds. This involves allocating each Master Fund's assets to Hedge Funds and regularly evaluating the Master Funds' Hedge Fund investments, both individually and in the context of the Master Funds' investment objectives, to maintain exposure to quality Hedge Funds and opportunistically position the Master Funds. The Adviser may reallocate a Master Fund's assets among Hedge Funds, redeem a Master Fund's investments in Hedge Funds or select additional Hedge Funds, subject in each case to the ultimate supervision of, and any policies established by, the Master Fund's Board.

MMP has an extensive network of industry contacts with Hedge Fund Managers and broker-dealers. As a result of its longstanding ties in the Hedge Fund industry, MMP has access to many new and established managers that may not be accepting capital from new investors.

As compensation for services required to be provided by the Adviser under the Advisory Agreement, each Master Fund will pay the Adviser a quarterly fee (the "Management Fee") computed at the annual rate of 1.00% of the aggregate value of outstanding Units determined as of the last day of each calendar month (before any repurchases of Units).

Members of MMP senior management responsible for investment decisions with respect to the Master Funds are listed below. Investment decisions with respect to the Funds are made on the basis of majority consensus among these portfolio managers following review and discussion of portfolio opportunities.

Mr. Egidio Robertiello is Manager, President and Chairman of the Funds, a Member of the Board and Managing Director and Head of MMP Americas business. He has been Managing Director and Head of MMP Americas business since 2008, and Global Head of MMP, Manager, President and Chairman since 2007. Mr. Robertiello has been Head of Hedge Fund Research & Selection within MMP since 2006. Prior to joining Credit Suisse in 2006, Mr. Robertiello held the position of Senior Managing Director of Investments and Research at Asset Alliance Corp. from 2004 to 2006, and served as a Managing Director in the Blackstone Group's $8 billion fund of hedge fund affiliate, Blackstone Alternative Asset Management from 2001 to 2004.

Lance Babbit is the Head of Portfolio Management for the Americas - Multi-Strategies team within the Multi-Manager Portfolio business of Credit Suisse Asset Management/Alternative Investments and has held this position since March 2007. In this role, Mr. Babbit oversees Multi-Strategies and Multi-Manager Portfolios. Mr. Babbit is also a member of the FRC, SRC and PRC. Mr. Babbit joined Credit Suisse from the Focus Investment Group ("Focus") in 2007 where he was a Managing Director and the senior Portfolio Manager for their Multi-Strategies and Customized Solutions Portfolios and was also a member of the Manager Selection and Portfolio Construction Committee. Prior to joining Focus in 2005, he spent four years at Deutsche Bank as a Senior Portfolio Manager responsible for both multi-strategy funds of hedge funds and research for Event Driven and Short Seller managers.

For additional information about compensation, other accounts managed and ownership of Units of the Funds with respect to the portfolio managers, please consult the Funds' SAI.

The Adviser provides certain services to each Fund that are in addition to the services provided to the Master Funds. These services include, among others, certain legal and accounting support services, reconciliation services, certain recordkeeping functions, provision of office space and oversight and direction of other service providers, including the Administrator and the Custodian. In consideration of performing such administrative services to the Funds, each Fund may pay the Adviser or its affiliates a fee computed at the annual rate of 0.10% of the aggregate value of outstanding Units (before any repurchases of interests), determined as of the last day of each calendar month and paid quarterly (the "Services Fee").

ADMINISTRATIVE, ACCOUNTING, CUSTODY, TRANSFER AGENT AND REGISTRAR SERVICES

[PFPC Inc.] (the "Administrator") provides certain administrative services to the Funds, the Offshore Feeder Funds and the Master Funds. [PFPC Trust Company] (the "Custodian") serves as each Fund's, each Offshore Feeder Fund's and each Master Fund's custodian. The services provided by the Administrator and the Custodian to each Fund include, but are not limited to, accounting, registry, and valuation services, tax services, administrative and operational services, regulatory and compliance services, board governance services, and investor relations and reporting services. In consideration for these services, each Fund will pay the Administrator and the Custodian a fee which is not expected to exceed 0.30% per annum of the aggregate value of outstanding Units generally determined as of the last day of each calendar month and paid monthly (the "Administration Fee"). Each Fund may also, based upon its interest in the

Master Fund, bear a proportionate interest in the Administration Fee paid by the Master Fund. The Adviser has agreed that it or one of its affiliates shall bear all such administrative costs related to the Offshore Feeder Funds. The principal business address of the Administrator is 301 Bellevue Parkway, Wilmington, Delaware 19809 and the principal address of the Custodian is 8800 Tinicum Boulevard, 4th Floor, Philadelphia, Pennsylvania 19153.

EXPENSE LIMITATION ARRANGEMENT

The Adviser has contractually agreed to limit total annualized expenses of each Fund, including the expenses of the Master Fund, but not including the expenses of the underlying Hedge Funds, to 1.50% (the "Expense Limitation Agreement") through March 11, 2009. This Expense Limitation Agreement will automatically renew on an annual basis unless terminated.

                              HEDGE FUND MANAGERS


Set out below are certain practices that the Adviser expects that Hedge Fund Managers may follow. However, no guarantees or assurances can be made that such practices will be followed or that a particular Hedge Fund Manager will adhere to and comply with, its stated practices.

The Adviser anticipates that each Hedge Fund Manager with whom a Master Fund invests will consider the vehicle in which the Master Fund invests for all appropriate investment opportunities that are also under consideration for investment by the Hedge Fund Manager for Hedge Funds and other accounts managed by the Hedge Fund Manager (collectively the "Hedge Fund Manager Accounts"), that pursue investment programs similar to that of the vehicle in which the Master Fund invests. Circumstances may arise, however, under which a Hedge Fund Manager will cause its Hedge Fund Manager Accounts to commit a different percentage of their assets to an investment opportunity than it will cause the vehicle in which a Master Fund invests to commit. Circumstances may also arise under which a Hedge Fund Manager will consider participation by its Hedge Fund Manager Accounts in investment opportunities in which the Hedge Fund Manager intends not to invest on behalf of a vehicle in which a Master Fund invests, or vice versa.

Situations may occur when a Master Fund could be disadvantaged by investment activities conducted by the Hedge Fund Manager for the Hedge Fund Manager Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken by a vehicle in which a Master Fund and/or Hedge Fund Manager Accounts invest (collectively "Co-Investors" and individually a "Co-Investor"); (2) legal prohibitions on the Co-Investors participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument where availability is limited.

Each Hedge Fund Manager and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of a Master Fund or a Hedge Fund in which a Master Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Hedge Fund Manager that are the same, different from or made at different times than positions taken for a Master Fund or a Hedge Fund in which a Master Fund invests.

Hedge Fund Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Hedge Fund Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide.

                            SUBSCRIPTIONS FOR UNITS

SUBSCRIPTION TERMS

Each Fund currently intends to accept subscriptions for Units as of the first business day of each calendar month through such date or at such other times as may be determined by the Fund's Board. Each Fund's Board may discontinue accepting subscriptions at any time. All subscriptions are subject to the receipt of cleared funds prior to the applicable subscription date as outlined in the subscription agreement in the full amount of the subscription. Although a Fund may accept, in its sole discretion, a subscription prior to receipt of cleared funds, a prospective Member may not become a Member until cleared funds have been received, and the prospective Member is not entitled to interest or performance returns until accepted as a Member. The Fund must have received a completed subscription agreement and other subscription documents as well as payment for Units, at least five (5) business days before the applicable subscription date as outlined therein. Each Fund reserves the right to reject any subscription for Units and the Adviser may, in its sole discretion, suspend subscriptions for Units at any time and from time to time.

The minimum initial investment in a Fund from each Member is $50,000 and the minimum additional investment in a Fund is $50,000. The minimum initial and additional investments may be reduced by a Fund with respect to individual Members or classes of Members (for example, with respect to employees or Managers of a Fund, the Adviser or its affiliates). A Fund may accept investments for a lesser amount under certain circumstances, including where a Member has significant assets under the management of the Adviser or an affiliate, in the case of regular follow-on investments, and other special circumstances that may arise (with a $25,000 minimum). Certain selling broker-dealers and financial advisers may impose higher minimums. A Fund may, in its discretion, cause the Fund to repurchase all of the Units held by a Member if the Member's capital account balance in a Fund, as a result of repurchase or transfer requests by the Member, is less than $50,000.

Except as otherwise permitted by a Fund, initial and any additional contributions to the capital of a Fund by any Member must be made in cash, and all contributions must be transmitted by the time and in the manner that is specified in the subscription documents of the Fund. Initial and any additional contributions to the capital of a Fund will be payable in one installment. Although a Fund may, in its discretion, accept contributions of securities, the Funds do not currently intend to accept contributions of securities. If a Fund chooses to accept a contribution of securities, the securities would be valued in the same manner as the Fund and the Master Fund value their other assets.

Each new Member must agree to be bound by all of the terms of the respective Fund's LLC Agreement. Each potential Member must also represent and warrant in a subscription agreement, among other things, that the Member is an Eligible Investor as described below and is purchasing a Unit for its own account and not with a view to the distribution, assignment, transfer or other disposition of the Unit.

MEMBER QUALIFICATIONS

Each Member will be required to represent that it is acquiring Units directly or indirectly for the account of an Eligible Investor. To be an Eligible Investor a Member must belong to one of the following categories: (1) pension, profit-sharing or other employee benefit trusts that are exempt from taxation under
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; (6) state colleges and universities; and (7) foreign investors (1) through (7) collectively, "Eligible Investors").

In addition, an Eligible Investor also must be one or more of the following:

o Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

o Any natural person who has a net worth or joint net worth with that person's spouse at the time of purchase that exceeds $1,000,000 ("net worth" for this purpose means total assets in excess of total liabilities);

o An individual or entity having an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for Units in a fiduciary capacity on behalf of the account;

o A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in a Fund and (iii) of which the person responsible for directing the investment of assets in a Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

o    A Manager or executive officer of a Fund;

o A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

o An employee benefit plan within the meaning of ERISA, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors" (as defined in Regulation D under the 1933 Act);

o Any organization described in section 501(c)(3) of the Code not formed for the specific purpose of acquiring Units, with total assets in excess of $5,000,000; or

o An entity in which all of the equity owners meet the qualifications set forth above.

After their initial purchase, existing Members subscribing for additional Units will be required to verify their status as Eligible Investors at the time of the additional subscription. In addition, Eligible Investors may not be charitable remainder trusts. Members must complete and sign a Member certification verifying that they meet these requirements before they may invest in a Fund. A form of this Member certification is contained in Appendix A of this Prospectus. Various brokers that have entered into selling agreements with the Distributor may use differing Member certifications, which cannot, however, alter a Fund's requirement that a Member be, at a minimum, an Eligible Investor.

                       REPURCHASES AND TRANSFERS OF UNITS

NO RIGHT OF REDEMPTION

No Member or other person holding Units acquired from a Member will have the right to require a Fund to redeem those Units at any time. There is no public market for Units and none is expected to develop. Units are generally not freely transferable and liquidity will normally be provided only through limited tender offers that may be made from time to time by each Fund. Any transfer of Units in violation of a Fund's LLC Agreement, which requires prior written approval of any transfer by the Board in its sole and absolute discretion, will not be permitted and will be void. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Units by a Fund, as described below. For information on each Fund's policies regarding transfers of Units, see "Repurchases, Mandatory Redemptions and Transfers of Units-Transfers of Units" in the SAI.

REPURCHASES OF UNITS

Each Fund expects to offer to repurchase outstanding Units pursuant to written tenders by Members from time to time. Tender offers will be made at such times and on such terms as may be determined by the Board in its sole discretion and generally will be offers to repurchase an aggregate specified dollar amount of outstanding Units.

In determining whether a Fund should repurchase Units from Members pursuant to a written tender offer, a Fund's Board will consider a variety of factors. Each Board expects that the Fund will ordinarily offer to repurchase Units quarterly with March 31, June 30, September 30 and December 31 valuation dates (or, if any such date is not a business day, on the last business day of such calendar quarter). The Board will consider the following factors, among others, in making its determination:

o    whether any Members have requested to tender Units to a Fund;

o    the liquidity of the Fund's assets;

o    the investment plans and working capital requirements of a Fund;

o    the relative economies of scale with respect to the size of a Fund;

o    the history of the Fund in repurchasing Units;

o    the market environment; and

o    the anticipated tax consequences of any proposed repurchases of Units.

Through its respective Offshore Feeder Fund, each Fund's assets consist primarily of interests in one Master Fund. Therefore, in order to finance the repurchase of Units pursuant to the tender offers, a Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. Each Fund controls its respective Offshore Feeder Fund and, because interests in a Master Fund are generally not transferable, a Fund may withdraw a portion of its interest in a Master Fund only pursuant to tender offers by that Master Fund made to the Offshore Feeder Fund, and a distribution from the Offshore Feeder Fund to the Fund of the proceeds. To the extent a tender offer made by a Master Fund is oversubscribed, the amount of the Master Fund's interests which the Fund may tender for repurchase will be reduced on a pro rata basis with other investors in the Master Fund and the Fund's offer to repurchase its interests will be correspondingly reduced. A Fund will not conduct a tender offer for Units unless the Master Fund in which it invests through its Offshore Feeder Fund simultaneously conducts a tender offer for its interests. Each Master Fund's Board of Managers (the "Master Fund's Board") expects that each Master Fund will conduct tender offers on a quarterly basis in order to permit each Fund to meet its obligations under its tender offers. However, there are no assurances that a Master Fund's Board will, in fact, decide to undertake such a tender offer. A Fund cannot make a tender offer larger than the sum of the tender offers made by the Master Fund in which it holds an interest. Each Master Fund will make tender offers, if any, to all of its Members on the same terms. This practice may affect the size of a Master Fund's offers. Subject to a Master Fund's investment restriction with respect to borrowings, a Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such tender offer.

The Board will determine that a Fund may repurchase Units from Members pursuant to tender offers only on terms the Board determines to be fair to a Fund and its Members. When the Board determines that a Fund will make a tender offer, notice of that offer will be provided to each Member describing the terms of the offer and containing information that Members should consider in deciding whether to tender Units for repurchase. Members who are deciding whether to tender their Units or portions thereof during the period that a tender offer is open may ascertain the estimated net asset value of their Units from the respective Fund during the period the offer remains open.

When Units are repurchased by a Fund, Members will generally receive cash distributions equal to the value of the Units repurchased. However, in the sole discretion of a Fund, the proceeds of repurchases of Units may be paid by the in-kind distribution of securities held by a Master Fund (through the respective Offshore Feeder Fund), or partly in cash and partly in-kind. The Funds do not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that a Fund does not have sufficient cash to pay for Units that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Units for repurchase.
See "Risk Factors-Principal Risk Factors Relating to the Funds' Structure." Repurchases will be effective after receipt of all eligible written tenders of

Units from Members and acceptance by the Fund.

REPURCHASE PROCEDURES

A Fund may have to effect a withdrawal from the respective Offshore Feeder Fund and the Offshore Feeder Fund from its Master Fund to pay for the Units being repurchased. The Master Fund, in turn, may have to effect redemptions from Hedge Funds to pay for the repurchase of a Fund's interest in the Master Fund. Due to liquidity constraints associated with a Master Fund's investments in Hedge Funds, it is presently expected that, under the procedures applicable to the repurchase of Units, Units will be valued for purposes of determining their repurchase price as of a quarter end (the "Valuation Date") that is at least 30 days after the date by which Members must submit a repurchase request. Each Fund will generally pay (a) Members who have tendered all of their Units (or an amount that would cause their capital account, as discussed below, to fall below the minimum amount) an initial payment equal to 95% of the value of the Units repurchased and (b) all other Members the entire value of their Units that have been repurchased, at least one month after the Valuation Date. Any balance due to withdrawing Members will be determined and paid promptly after completion of the Fund's annual audit and be subject to audit adjustment. The amount that a Member may expect to receive on the repurchase of the Member's Units will be the value of those Units determined on the Valuation Date based on the net asset value of that Fund's assets as of that date. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (it is expected that each Fund's annual audit will be completed within 60 days after the end of each fiscal year).

Under these procedures, Members will have to decide whether to tender their Units for repurchase without the benefit of having current information regarding the value of Units as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must tender Units and the date they can expect to receive payment for their Units from a Fund. The payment of such amount from the escrow account may be delayed under circumstances where the respective Master Fund has determined to redeem its interests in Hedge Funds to cover the Fund's tender offer (through an Offshore Feeder Fund), but has experienced delays in receiving payments from the Hedge Funds. Members will be notified in advance of the expected payment date.

Any Member tendering Units for repurchase less than one year following the date of the initial purchase of the particular Units being tendered will be subject to an early withdrawal charge of 2.00% (of repurchase proceeds) paid to the Fund.

A Member who tenders for repurchase only a portion of the Member's Units will be required to maintain a capital account balance of at least $50,000. If a Member tenders a portion of the Member's Units and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, each Fund reserves the right to reduce the portion of Units to be purchased from the Member so that the required minimum balance is maintained.

Repurchases of Units by each Fund are subject to SEC rules governing issuer self-tender offers and will be made only in accordance with these rules.

MANDATORY REPURCHASE BY A FUND

The LLC Agreement of each Fund provides that a Fund may repurchase Units of a Member or any person acquiring Units from or through a Member under certain circumstances, including if: ownership of the Units by the Member or other person will cause a Fund to be in violation of certain laws; continued ownership of the Units may adversely affect a Fund; any of the representations and warranties made by a Member in connection with the acquisition of the Units was not true when made or has ceased to be true; or it would be in the best interests of a Fund to repurchase the Units or a portion thereof. Members whose Units, or a portion thereof, are redeemed by a Fund will not be entitled to a return of any amount of sales load, if any, that may have been charged in connection with the Member's purchase of Units.

                         CALCULATION OF NET ASSET VALUE

Each Fund and Offshore Feeder Fund computes its net asset value as of the last business day of each "fiscal period" (as defined under "Units and Capital Accounts" below). Such computation generally occurs on a monthly basis and other times at the Board's discretion. In determining its net asset value, each Fund and Offshore Feeder Fund values its investments as of such fiscal period end. The net asset value of a Fund and its respective Offshore Feeder Fund will equal the value of the assets of that Fund and Offshore Feeder Fund, respectively, less all of each entity's liabilities, including accrued fees and expenses. The assets of each Fund consist primarily of each Fund's interest in its corresponding Offshore Feeder Fund. In computing its net asset value, each Fund will value its interest in its corresponding Offshore Feeder Fund at the value of that Offshore Feeder Fund's interest in the Master Fund, and the Offshore Feeder Fund values its interest in the Master Fund at the net asset value provided by the Master Fund to the Offshore Feeder Fund and Fund.

Each Master Fund's Board has approved procedures pursuant to which the Master Fund values its investments in Hedge Funds at fair value. As a general matter, the fair value of a Master Fund's interest in a Hedge Fund will represent the amount that the Master Fund could reasonably expect to receive from a Hedge Fund or from a third party if the Master Fund's interest were redeemed or sold at the time of valuation, based on information available at the time the valuation is made and that the Master Fund reasonably believes to be reliable. In accordance with these procedures, fair value as of each fiscal period end ordinarily will be the value determined as of such fiscal period end for each Hedge Fund in accordance with the Hedge Fund's valuation policies and reported by the Hedge Fund or the Hedge Fund's administrator at the time of such valuation to the Master Fund or the Administrator. The pricing provided by the Hedge Funds will ordinarily be confirmed by the Administrator and reviewed by the Adviser. A Master Fund may not have a Hedge Fund's reported valuation as of a particular fiscal period end-for example, in the event that a Hedge Fund does not report a fiscal period end value to the Master Fund on a timely basis. In such cases, the Master Fund would determine the fair value of such a Hedge Fund based on any relevant information available at the time the Master Fund values its portfolio, including the most recent value reported by the Hedge Fund. Any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Master Fund's valuation date.

When investing in any Hedge Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Hedge Fund. As a general matter, such review will include a determination of whether the Hedge Fund utilizes market values when available, and otherwise utilizes principles of fair value that the Adviser reasonably believes to be consistent with those used by the Master Fund for valuing its own investments. Although the procedures approved by each Master Fund's Board provide that the Adviser will review the valuations provided by Hedge Fund Managers, neither the Adviser nor the Master Fund's Board will be able to confirm independently the accuracy of valuation calculations provided by Hedge Fund Managers.

Each Fund's and Master Fund's valuation procedures require each Fund, Master Fund and the Adviser to consider relevant information available at the time that a Fund and its Master Fund value their respective portfolios. The Adviser and/or each Master Fund's Board will consider such information, and may conclude in certain circumstances that the information provided by the Hedge Fund Manager does not represent the fair value of a Master Fund's interests in the Hedge Fund. Although redemptions of interests in Hedge Funds are subject to advance notice requirements, Hedge Funds will typically make available net asset value information to their investors which represents the price at which, even in the absence of redemption activity, the Hedge Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Hedge Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by a Master Fund's Board, in the absence of specific transaction activity in interests in a particular Hedge Fund, a Master Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Consistent with industry practice, a Master Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Hedge Fund. In other cases, as when a Hedge Fund imposes extraordinary restrictions on redemptions or adds significant side pocket investments or other illiquid positions, or when there have been no recent transactions in Hedge Fund interests, a Master Fund may determine that it is appropriate to apply a discount to the net asset value of the Hedge Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Master Fund's Board.

The valuations reported by the Hedge Funds' administrators or the Hedge Fund Managers, upon which each Master Fund's administrator calculates that Master Fund's fiscal period end net asset values, may be subject to later adjustment by the Hedge Fund Managers or the Hedge Funds' administrators, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Hedge Funds generally are audited by those funds' independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Any material adjustments in the valuations of the Hedge Funds will be reflected in a Fund's net asset values for the relevant fiscal periods and may be reflected in the proceeds that a Member would receive upon the repurchase of Units, as described above in "Repurchases and Transfers of Units-Repurchase Procedures," or the purchase price paid at the time of the initial investment or additional subscription.

Certain Hedge Funds in which the Master Funds invest may hold a limited portion of their portfolio investments in one or more specially-designated accounts ("Side Pockets"). Side Pockets are generally utilized to hold illiquid investments, the market values of which are not readily ascertainable. In addition, an investor in a Hedge Fund which holds such investments in Side Pockets, including a Master Fund, is generally not able to redeem the portion of its interest in the Hedge Fund that is attributable to the Side Pocket. The valuation of Side Pockets involves estimates, uncertainties and judgments, and if such valuations prove to be inaccurate or delayed, the net asset value of the Master Fund, and correspondingly that of the Fund, may be overstated or understated. Because subscriptions and redemptions of a Fund are based on the Fund's net asset value, any such overstatement or understatement may adversely affect incoming or redeeming Members or remaining Members. Each Master Fund's Board has adopted policies governing the Funds' participation in Side Pocket investments.

The procedures approved by each Master Fund's Board provide that, where deemed appropriate by the Adviser and/or the Board and consistent with the 1940 Act, investments in Hedge Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when a Master Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, a Master Fund's investment will be revalued in a manner that the Adviser, in accordance with procedures approved by that Master Fund's Board, determines in good faith best reflects approximate market value. Each Master Fund's Board will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to that Master Fund and consistent with applicable regulatory guidelines.

To the extent the Adviser invests the assets of a Master Fund in securities or other instruments that are not investments in Hedge Funds, a Master Fund's administrator will generally value such assets as described below. Domestic exchange-traded securities and NASDAQ-listed securities will be valued at their last sales prices as reported on the exchanges where such securities are traded. If no sales prices are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer or pricing service. Securities traded on a foreign securities exchange will generally be valued at their last sales prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by the appropriate exchange, dealer or pricing service. Redeemable securities issued by a registered open-end investment company will be valued at the investment company's net asset value per share less any applicable redemption fee. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith in accordance with procedures approved by a Master Fund's Board.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for an asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or a Master Fund's Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Debt securities will be valued in accordance with each Master Fund's valuation procedures, which generally provide for using a third-party pricing system, agent or dealer selected by the Adviser, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. Each Master Fund's Board will monitor periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuations are determined by the Master Fund's Board to represent fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Master Fund is determined. When such events materially affect the values of securities held by a Master Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by that Master Fund's Board.

The Adviser acts as investment adviser to other clients that may invest in securities for which no public market price exists. The Adviser or other parties responsible for valuing such securities may use other methods of valuation in these contexts that may result in differences in the value ascribed to the same security owned by a Master Fund and other clients. Consequently, the fees charged to a Master Fund and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of a Master Fund, including the Adviser's Management Fees and the costs of any borrowings, are accrued on a monthly basis on the day that the net asset value is calculated and taken into account for the purpose of determining the net asset value.

Prospective Members should be aware that situations involving uncertainties as to the value of a Master Fund's portfolio positions could have an adverse effect on the net asset value of a Master Fund if the judgments of that Master Fund's Board, the Adviser or Hedge Fund Managers should prove incorrect. Also, Hedge Fund Managers will only provide determinations of the net asset value of Hedge Funds on a periodic basis, typically monthly. Consequently, it may not be possible to determine the net asset value of a Master Fund more frequently.

                           UNITS AND CAPITAL ACCOUNTS

GENERAL

Each Fund will maintain a separate capital account for each Member, which will have an opening balance equal to the Member's initial contribution to the capital of that Fund. The aggregate net asset value of the Member's Units will reflect the value of the Member's capital account. Each Member's capital account will be increased by the amount of any additional contributions by the Member to the capital of that Fund, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchase by a Fund of the Member's Units, or portion thereof, plus the amount of any distributions to the Member that are not reinvested, plus any amounts debited against the Member's capital account as described below.

Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of: (i) the last day of each fiscal year (March 31), (ii) the last day of each taxable year (December 31), (iii) the day preceding the date as of which any contribution to the capital of a Fund is made, (iv) any day as of which a Fund values any Units of any Member in connection with the repurchase of such Units, or (v) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective ownership of Units. Units are issued at the net asset value per Unit as of the date of issuance. The net asset value of a Unit will be determined by dividing a Fund's aggregate net asset value by the number of Units outstanding at the applicable date.

ALLOCATION OF NET PROFITS AND LOSSES

Net profits or net losses of a Fund for each fiscal period will be allocated among and credited to or debited against the capital accounts of Members as of the last day of each fiscal period in accordance with Members' respective Unit ownership for the period. Net profits or net losses will be measured as the net change in the value of the assets of a Fund including any net change in unrealized appreciation or depreciation of investments as well as realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by a Fund of Units.

Allocations for tax purposes generally will be made among Members so as to equitably reflect amounts credited or debited to each Member's capital account for the current and prior taxable years.

ALLOCATION OF SPECIAL ITEMS

Withholding taxes or other tax obligations incurred by a Fund (either directly or indirectly through the respective Offshore Feeder Fund or Master Fund) which are attributable to any Member will be debited against the capital account of that Member as of the close of the fiscal period during which the Fund accrued those obligations, and any amounts then or thereafter distributable to the Member will be reduced by the amount of those taxes.

RESERVES

Appropriate reserves may be created, accrued, and charged against net assets for contingent liabilities as of the date the contingent liabilities become known to a Fund. Reserves will be in such amounts (subject to increase or reduction) that a Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, against net assets.

                                     VOTING

Each Member has the right to cast a number of votes equal to the number of Units held by such Member at a meeting of Members called by a Fund's Board. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Manager and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of a Fund's business, and may not act for or bind a Fund.

Whenever a Fund as a member of a Master Fund, through its respective Offshore Feeder Fund, is requested to vote on matters pertaining to the Master Fund (other than the termination of the Master Fund's business, which may be determined by the Board of the Master Fund without member approval), the respective Offshore Feeder Fund will pass voting rights to the Fund, and the Fund will hold a meeting of the Members and vote its interest in the Master Fund, through the respective Offshore Feeder Fund, for or against such matters proportionately to the instructions to vote for or against such matters received from the Members. Thus, an Offshore Feeder Fund will not vote on Master Fund matters requiring a vote of Master Fund Members without the instruction of Fund Members. Each Fund shall vote Units for which it receives no voting instructions in the same proportion as the Units for which it receives voting instructions.

                                     TAXES

The following is a summary of certain aspects of the income taxation of a Fund and its Members and of the respective Master Funds that should be considered by a prospective Member. The Funds have not sought a ruling from the Service or any other Federal, state or local agency with respect to any of the tax issues affecting the Funds. Further, the Funds have not obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of each Fund as a partnership for Federal income tax purposes and the absence of UBTI.

This summary of certain aspects of the Federal income tax treatment of the Funds is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations"), and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain tax consequences of an investment in a Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular Member or to certain Members subject to special treatment under the Federal income tax laws, such as insurance companies.

Prospective Members should consult with their own tax advisers in order to understand the Federal, state, local and foreign income tax consequences of an investment in a Fund.

In addition to the particular matters set forth in this section, Tax-Exempt Members should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of a Fund are consistent with their overall investment plans. Prospective Tax-Exempt Members are urged to consult their own counsel and tax advisers regarding the acquisition of Units.

TAX TREATMENT OF FUND OPERATIONS

CLASSIFICATION OF THE FUNDS

The Funds have received an opinion from Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Funds, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, each Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership where the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof).

The Section 7704 Regulations include a "redemption or repurchase agreement" safe harbor under which partnership interests can avoid being treated as readily tradable. The Section 7704 Regulations provide that this safe harbor applies in the case of a "redemption or repurchase agreement," which is defined as "a plan of redemption or repurchase maintained by a partnership whereby the partners may tender their partnership interests for purchase by the partnership, another partner or a person related to another partner. The Section 7704 Regulations provide that the transfer of an interest in a partnership pursuant to a redemption or repurchase agreement is disregarded in determining whether interests in the partnership are readily tradable if (1) the redemption or repurchase agreement provides that the redemption or repurchase cannot occur until at least 60 calendar days after the partner notifies the partnership in writing of the partner's intention to exercise the redemption or repurchase right, (2) the redemption or repurchase price is established not more than four times during the partnership's taxable year, and (3) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership does not exceed 10 percent of the total interests in partnership capital or profits.

Each Fund's LLC Agreement contains provisions satisfying two of the requirements for a safe-harbor redemption or repurchase agreement. First, each LLC Agreement provides that the Fund will repurchase Units only if they have been tendered at least 30 days prior to a Valuation Date; and it will pay the repurchase price approximately, but no earlier than, 30 days after the Valuation Date (therefore, in no event less than 60 days after the written tender thereof). Second, each LLC Agreement provides that Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (I.E., four times per fiscal year).

The third condition of the "redemption or repurchase agreement" safe harbor is that the repurchased interests' partnership capital or profits not exceed 10 per cent per year of the total interests in partnership capital or profits. Each LLC Agreement does not contain an explicit limitation on the quantity of Units that can be repurchased in any year. Nevertheless, the transfer restrictions and repurchase provisions of each LLC Agreement are sufficient to meet the requirements of the "redemption or repurchase agreement" safe harbor as set forth in the Section 7704 Regulations in any year in which a Fund repurchases Units not in excess of 10 percent of the total interests in a Fund's capital or profits.

In the event that, in any year, a Fund repurchases Units in excess of 10 percent of the total interests in the Fund's capital or profits, the Fund will not satisfy the "redemption or repurchase agreement" safe harbor. The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event, the partnership's status is examined to determine whether, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. Kirkpatrick & Lockhart Preston Gates Ellis LLP also has rendered its opinion that each Fund will not be a publicly traded partnership treated as a corporation for purposes of the Section 7704 due to the application of the "redemption or repurchase agreement" safe harbor in any year in which a Fund repurchases Units not in excess of 10 percent of the total interests in that Fund's capital or profits and that, in the event that a Fund in any year repurchases Units in excess of 10 percent of the total interests in that Fund's capital or profits, the Fund may still avoid being considered a publicly traded partnership if the facts and circumstances with respect to that Fund's repurchases of Units, including the amount of Units being repurchased in such year and the pattern of repurchases of Units over the life of the Fund, indicate that the Fund is not providing the equivalent of a secondary market for its Units that is comparable, economically, to trading on an established securities market. Based upon the anticipated operations of each Fund, Units will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, each Fund will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that a Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge by the

Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

As an entity treated as a partnership for tax purposes, each Fund is not itself subject to Federal income tax. Each Fund will file an annual partnership information return with the Service that will report the results of operations. Each Member will be required to report separately on its income tax return its distributive share of the respective Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. The Funds do not presently intend to make periodic distributions of their net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of each Fund's Board. Each Member will be taxed on its distributive share of the respective Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Funds and their investments under Federal and state law, see "Tax Aspects" in the SAI.

On June 14, 2007, the Chairman and the Ranking Republican Member of the United States Senate Committee on Finance introduced legislation that would tax as corporations publicly traded partnerships that directly or indirectly derive income from investment adviser or asset management services. As proposed, the legislation limits the availability of the "qualifying income" exception to corporate tax treatment of publicly traded partnerships as provided under Code
Section 7704(c). Inasmuch as no Fund relies upon the "qualifying income" exception of Section 7704(c), the proposed legislation in its current form would not affect the tax treatment of a Fund. It is possible, however, that the proposed legislation could be modified during the legislative process in a manner that could create adverse tax consequences for the Funds.

CLASSIFICATION OF THE OFFSHORE FEEDER FUNDS

The tax status of each Offshore Feeder Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that each Offshore Feeder Fund is owned, managed and operated as contemplated and reflects counsel's consideration of the fact that shares of the Offshore Feeder Fund will be held by a Fund and that Units in each Fund will be held by U.S. tax-exempt entities. The summary is considered to be a correct interpretation of existing laws as applied on the date of this Prospectus but no representation is made or intended by an Offshore Feeder Fund (i) that changes in such laws or their application or interpretation will not be made in the future, or (ii) that the Service will agree with the interpretation described below as applied to the method of operation of each Offshore Feeder Fund. Persons interested in subscribing for Units in a Fund should consult their own tax advisers with respect to the tax consequences, including the income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Units.

1. Each Offshore Feeder Fund will be classified as an association taxable as a corporation for United States federal income tax purposes.

2. An Offshore Feeder Fund generally will not be subject to taxation by the United States on income or gain realized by its corresponding Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that such income or gain of the Master Fund is not treated as effectively connected with a U.S. trade or business conducted by either the Master Fund or any Hedge Fund in which the Master Fund invests.

Section 864(b)(2) of the Code provides a safe harbor pursuant to which a foreign entity that engages in the United States in trading securities for its own account will not be deemed to be engaged in a U.S. trade or business. Each Master Fund intends generally to conduct its activities in a manner so as to meet the requirements of this safe harbor. If the activities are conducted in such a manner, a Master Fund's securities trading activities should not constitute a U.S. trade or business, and an Offshore Feeder Fund generally should not be subject to the regular United States federal income tax on its allocable share of its Master Fund's trading profits. However, certain activities of Hedge Funds in which a Master Fund invests may be determined to be outside the scope of this safe harbor, in which case such Master Fund, and therefore its Offshore Feeder Fund, may be considered to be engaged in a United States trade or business.

To the extent that a Master Fund is not deemed to be engaged in a U.S. trade or business, the corresponding Offshore Feeder Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Master Fund invests are not classified as United States real property interests within the meaning of Section 897 of the Code. The Master Funds do not intend to invest in any securities that would be classified as United States real property interests. Interests in certain Hedge Funds, or in companies in which Hedge Funds may invest, including shares in real estate investment trusts (REITs), may be classified as "United States real property interests" within the meaning of Code
Section 897. In such cases, the gain from the sale of such "United States real property interests," would be treated as "effectively connected" income subject to United States federal income tax as discussed below. An Offshore Feeder Fund will, however, be subject to a U.S. withholding tax at a 30% rate applicable to dividends and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for "portfolio interest," each Offshore Feeder Fund will provide its Master Fund with a statement regarding the Offshore Feeder Fund's foreign status on IRS Form W-8BEN or its equivalent. Also, the Offshore Feeder Funds and Master Funds do not expect to maintain cash reserves, but generally intend to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

An investment in a Master Fund should not cause an Offshore Feeder Fund to receive income that is "effectively connected" with a U.S. trade or business so long as (i) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Master Fund consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Master Fund invests is also not deemed to be engaged in a U.S. trade or business. With respect to condition (iii), the Master Fund has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. Each Master Fund, however, intends to use reasonable efforts to monitor the extent to which the Hedge Funds in which it invests engage in activities that would be considered engaging in a U.S. trade or business giving rise to effectively connected income.

Although Master Funds monitor and attempt to analyze whether or not income they receive from Hedge Funds might be "effectively connected" income, Master Funds generally must rely upon each Hedge Fund to report whether, and to what extent, income generated by such Hedge Fund is effectively connected income. A Master Fund might also determine, after taking into account the tax consequences to the applicable Offshore Feeder Fund of receiving effectively connected income, that a Hedge Fund generating significant effectively connected income presents an appropriate investment opportunity for the Master Fund and the applicable Fund.

In the event that a Master Fund were found to be engaged in a U.S. trade or business during any taxable year, the corresponding Offshore Feeder Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed. In addition, in such event, the Master Fund would be required to withhold such taxes from the income or gain allocable to the Offshore Feeder Fund under Section 1446 of the Code.

3. Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income from a trade or business unrelated to the exempt activities carried on by a tax-exempt entity. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In light of the taxability of UBTI received by a tax-exempt entity, a Tax-Exempt Member should consult its tax adviser before purchasing Units. It will be the responsibility of any Tax-Exempt Member investing in a Fund to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that a Master Fund or Offshore Feeder Fund holds property that constitutes debt-financed property (E.G., purchases securities on margin or through other means of leverage) or property held primarily for sale to customers ("dealer" property) or becomes actively involved in trading securities, income attributable to such property or activity may constitute UBTI. However, such UBTI should not be attributable to shareholders because each Offshore Feeder Fund is classified for U.S. income tax purposes as an association taxable as a corporation and UBTI generally will not pass through or be deemed to pass through a corporation to its U.S. tax-exempt shareholders.

The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their pro rata share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) "passive foreign investment companies" ("PFICs") and (ii) "controlled foreign corporations" ("CFCs"). Because all of the shares of each Offshore Feeder Fund will be held by a Fund, which is a U.S. partnership for income tax purposes, each Offshore Feeder Fund will be considered a CFC for U.S. income tax purposes.

A "U.S. shareholder" (as defined below) of a CFC generally must include in income currently its pro rata share of, among other things, the CFC's "Subpart F income," whether or not currently distributed to such shareholder. "Subpart F income" includes the various passive types of investment income such as dividends, interest, gains from the sale of stock or securities, and gains from futures transactions in commodities. A "U.S. shareholder" is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by "U.S. shareholders." Because each Fund, a U.S. partnership, will own 100% of the stock of an Offshore Feeder Fund, each Offshore Feeder Fund will be treated as a CFC.

"Subpart F income" of a CFC that is currently taxed to a "U.S. shareholder" is not subject to tax again in its hands when actually distributed to such shareholder. Where income is taxable under both the PFIC rules and Subpart F, Subpart F is given precedence, and such income is taxed only once. In addition, a corporation will not be treated with respect to a shareholder as a PFIC during the "qualified portion" of such shareholder's holding period with respect to stock in such corporation. Generally, the term "qualified portion" means the portion of the shareholder's holding period during which the shareholder is a "U.S. shareholder" (as defined above) and the corporation is a CFC.

Under current law applicable to U.S. tax-exempt entities, income attributed from a CFC or PFIC to a tax-exempt entity is taxable to a tax-exempt entity only if the income attributed from the CFC or PFIC is made taxable to the tax-exempt entity under the Code and Regulations relating to particular categories of UBTI

(for example, if an Offshore Feeder Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code). The Offshore Feeder Funds do not expect to generate UBTI of this type.

Each Fund has received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Funds, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of each Fund allocable to Tax-Exempt Members (subject to certain exceptions) should not constitute UBTI. The Funds have not sought a ruling from the Service with respect to any of the tax issues affecting the Funds.

The foregoing discussion is intended to apply primarily to tax-exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as "charitable remainder trusts" that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. For these reasons, a Fund would not be an appropriate investment for charitable remainder trusts.

4. There are no income, corporate, capital gains or other taxes in effect in the Cayman Islands on the basis of present legislation. Each Offshore Feeder Fund is an exempted company under Cayman Islands law and has made an application to the Governor-in-Council of the Cayman Islands for, and expects to receive, an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which will provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to an Offshore Feeder Fund or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of shares. An annual registration fee will be payable by each Offshore Feeder Fund to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital.

                           DISTRIBUTION ARRANGEMENTS

GENERAL

The Distributor, in conjunction with its affiliate Credit Suisse Securities
(USA) LLC, acts as the distributor of Units on a reasonable best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement entered into with each Fund. Units may be purchased through the Distributor or through broker-dealers that have entered into selling agreements with the Distributor and/or its affiliate, Credit Suisse Securities (USA) LLC. Neither Fund is obligated to sell to a broker-dealer any Units that have not been placed with Eligible Investors that meet all applicable requirements to invest in a Fund. The Distributor maintains its principal office at 11 Madison Avenue, New York, New York 10010. The Distributor is an affiliate of the Adviser.

Units generally are offered and may be purchased on a monthly basis. Neither the Distributor nor any other broker-dealer is obligated to buy from a Fund any of the Units. There is no minimum aggregate amount of Units required to be purchased in the initial offering. The Distributor does not intend to make a market in Units. To the extent consistent with applicable law, each Fund has agreed to indemnify the Distributor and its affiliates and broker-dealers and their affiliates that have entered into selling agreements with the Distributor against certain liabilities under the 1933 Act.

The total compensation received by selling broker-dealers will not exceed 8% of the aggregate offering price of the Units, consisting of the sales load.

ADDITIONAL PAYMENTS TO FINANCIAL INTERMEDIARIES

The Distributor (or one of its affiliates) may pay from its own resources additional compensation or commissions, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers, and to investor service providers, for ongoing investor servicing. Such payments, sometimes referred to as "revenue sharing," may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend the Funds instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

The Adviser hopes to benefit from revenue sharing by increasing the Funds' net assets, which, as well as benefiting the Funds, would result in additional management and other fees for the Adviser and its affiliates. In consideration for revenue sharing, a selling agent may feature certain Funds in its sales platform or give the Adviser and/or Distributor preferential access to members of its sales force or management. A selling agent may earn a profit on revenue sharing payments, and such payments may provide your selling agent with an incentive to favor the Funds.

The SAI discusses the Distributor's revenue sharing arrangements in more detail. Your selling agent may charge you additional fees other than those disclosed in this Prospectus. You can ask your selling agent about any payments it receives from the Distributor or the Funds, as well as about fees and/or commissions it charges.

PURCHASE TERMS

Units are being offered only to Eligible Investors that meet all requirements to invest in a Fund. The minimum initial investment in a Fund by a Member is $50,000. Subsequent investments must be at least $50,000. A Fund may accept investments for lesser amounts (which will not be less than $25,000) under certain circumstances. Certain selling broker-dealers and financial advisers may impose higher minimums. The minimums may be modified by a Fund from time to time.

Investments may be subject to a sales charge of up to 3.50%, subject to waivers for certain types of investors. The sales charge will be added to each prospective Member's purchase amount, and will not constitute part of a Member's capital contribution to the Fund or part of the assets of the Fund.

Under a right of accumulation offered by each Fund, the amount of each additional investment in a Fund by a Member will be aggregated with the amount of the Member's initial investment and any other investments in either of the Funds in determining the applicable sales load at the time of the additional investment. The right of accumulation also permits a Member investment in a Fund to be combined with investments made by the Member's spouse, or for individual accounts (including IRAs and 403(b) Plans), joint accounts of such persons, and for trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all Units purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will aggregate the amount of each additional investment in a Fund with the amount of the Member's initial investment and any other additional investments if currently owned to determine the sales load rate that applies. The reduced sales load pursuant to a right of accumulation will apply only to current purchases. A Member must request the reduced sales load when making an investment.

In addition, the sales load may be waived in certain cases with respect to purchases of Units by certain purchasers, including:

(1)  the Adviser, the Distributor, or their affiliates;

(2) present or former officers, Managers, trustees, registered representatives and employees (and the "immediate family" of any such person, which term encompasses such person's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, aunts, uncles, nieces and nephews and relatives by virtue of a remarriage (step-children, step-parents, etc.) as well as siblings of such person's spouse and a spouse of such person's siblings) of a Fund, a Master Fund, the Distributor, the Adviser, and affiliates of the Distributor or the Adviser, and retirement plans established by them for their employees;

(3) purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity;

(4) purchasers who use proceeds from an account for which the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Units of a Fund;

(5) brokers, dealers, and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals);

(6) broker-dealers, investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Units of a Fund for (i) their own accounts, or (ii) the accounts of eligible clients and that charge a fee to the client for their services;

(7) clients of such investment advisers or financial planners described in (6) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and

(8) orders placed on behalf of other investment companies that the Distributor, the Adviser, or an affiliated company distributes.

For further information, see Appendix A of the SAI. To be eligible to receive a waiver of the sales load or special sales load rate applicable under the right of accumulation, an investor must advise the Distributor or the selling broker-dealer when making an investment.

The full amount of the sales load is reallowed by the Distributor to selling broker-dealers. Each Fund is indirectly subject to a cap on compensation paid to FINRA (formerly, NASD) member firms as referenced above.

The full amount of an investment into the Funds is payable in federal funds, which must be received by the Distributor as specified in the subscription agreement not later than five (5) business days prior to the date of the subscription, as the case may be, if payment is sent by wire or via the National Securities Clearing Corporation.

Before a prospective Member may invest in a Fund, the Distributor or the Member's sales representative will require a certification from the prospective Member that it is an Eligible Investor and meets other requirements for investment, and that the Member will not transfer its Units except in the limited circumstances permitted under the relevant LLC Agreement. Each Member will be asked to sign a certification materially similar to the Member Certification contained in Appendix A of this Prospectus. A certification must be received and accepted by the Distributor along with its good payment as described above, or a Member's order will not be accepted. Various broker-dealers that have entered into selling agreements with the Distributor and/or its affiliate, Credit Suisse Securities (USA) LLC may use differing Member certifications, which cannot, however, alter a Fund's requirement that a Member be at a minimum an Eligible Investor.

The form of LLC Agreement for each Fund is contained in Appendix B of this Prospectus. Each new Member will agree to be bound by all of its terms by executing a Member certification form.

                              GENERAL INFORMATION

Each Fund is registered under the 1940 Act as a closed-end management investment company. The Funds were formed as limited liability companies under the laws of the State of Delaware on September 15, 2004. The Funds' principal office is located at the Adviser's offices at 11 Madison Avenue, New York, New York 10010. The Adviser's telephone number is at 877-435-5264.

     TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT POLICIES AND PRACTICES...................................2
FUNDAMENTAL POLICIES................................................2
CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES...........3
REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF UNITS...........8
TENDER OFFERS.......................................................8
MANDATORY REDEMPTIONS...............................................9
TRANSFERS OF UNITS..................................................9
BOARD OF MANAGERS..................................................10
OFFSHORE FEEDER FUNDS..............................................13
INVESTMENT ADVISORY SERVICES.......................................14
THE ADVISER........................................................14
PORTFOLIO MANAGERS.................................................15
COMPENSATION.......................................................16
OWNERSHIP..........................................................16
THE FUNDS', OFFSHORE FUNDS' AND MASTER FUNDS' EXPENSES.............16
CODE OF ETHICS.....................................................18
VOTING OF PROXIES..................................................18
PARTICIPATION IN INVESTMENT OPPORTUNITIES..........................19
OTHER MATTERS......................................................20
REORGANIZATION OF PRIVATE FUNDS....................................20
TAX ASPECTS........................................................20
TAX TREATMENT OF FUND OPERATIONS...................................20
TAX CONSEQUENCES TO A WITHDRAWING MEMBER...........................25
TAX TREATMENT OF PORTFOLIO INVESTMENTS.............................26
FOREIGN TAXES......................................................28
UNRELATED BUSINESS TAXABLE INCOME..................................28
CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS.........30
STATE AND LOCAL TAXATION...........................................30
ERISA CONSIDERATIONS...............................................31
ADDITIONAL PAYMENTS TO FINANCIAL INTERMEDIARIES....................32
BROKERAGE..........................................................32
VALUATION OF ASSETS................................................33
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL....35
CUSTODIAN..........................................................35
RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS...................36
SUMMARY OF LLC AGREEMENT...........................................36
FUND ADVERTISING AND SALES MATERIAL................................38
FINANCIAL STATEMENTS...............................................39
APPENDIX A: WAIVERS OF SALES LOAD..................................40

                        APPENDIX A: MEMBER CERTIFICATION


I hereby certify that I am an "Eligible Investor," which means that I belong to one of the following categories: (1) pension, profit-sharing or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code;
(3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover
IRAs) and 403(b)(7) Plans; (6) state colleges and universities; and (7) foreign investors ((1) through (7) collectively, "Eligible Investors").

I hereby also certify that at least one of the following categories describes me at the time that I am applying to purchase Units:

o A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with my spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

o A natural person who has a net worth (1), or joint net worth with my spouse, at the time of purchase exceeds $1,000,000 ("net worth" for this purpose means total assets in excess of total liabilities);

o An individual or entity having an account managed by an investment adviser registered under the Investment Advisers Act of 1940, as amended, and the adviser is subscribing for Units in a fiduciary capacity on behalf of the account;

o A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in a Fund and (iii) of which the person responsible for directing the investment of assets in a Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

o    A Manager or executive officer of a Fund;

o A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

o An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are "accredited investors" (as defined in Regulation D under the Securities Act of 1933, as amended);

o Any organization described in section 501(c)(3) of the Code not formed for the specific purpose of acquiring Units, with total assets in excess of $5,000,000; or

o An entity in which all of the equity owners meet the qualifications set forth above.

(1) As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

I am not a charitable remainder trust.

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the Prospectus of the Fund, including the member qualification and member suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for members who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) or business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am the fiduciary executing this Member Certificate on behalf of a Plan (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Plan's investment in the Fund and have determined that, in review of such considerations, the investment is consistent with the Fiduciary's responsibilities under the ERISA: (i) the fiduciary investment standards under ERISA in the context of the Plan's particular circumstances; (ii) the permissibility of an investment in the Fund under the documents governing the Plan and the Fiduciary; and (iii) the risks associated with an investment in the Fund and the fact that I will be unable to redeem the investment. However, the Fund may repurchase the investment at certain times and under certain conditions set forth in the Prospectus.

I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as a member in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Credit Suisse Alternative Capital, Inc. and its affiliates (collectively "Credit Suisse") and hold harmless from any liability that Credit Suisse may incur as a result of this certification being untrue in any respect.

By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement (the "LLC Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix B to the Prospectus. I have read the LLC Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisers and understand its terms.

Signature:

Name:

Date:

            APPENDIX B: FORM OF LIMITED LIABILITY COMPANY AGREEMENT



    CREDIT SUISSE ALTERNATIVE CAPITAL _____________ INSTITUTIONAL FUND, LLC

                     (A Delaware Limited Liability Company)



                      LIMITED LIABILITY COMPANY AGREEMENT

                         Dated as of September 15, 2004



                               11 Madison Avenue
                                   13th Floor
                            New York, New York 10010
                                 (212) 325-2000

                            TABLE OF CONTENTS


ARTICLE I: DEFINITIONS......................................................B-1
ARTICLE II: ORGANIZATION; ADMISSION OF MEMBERS..............................B-2
         2.1  FORMATION OF LIMITED LIABILITY COMPANY                        B-2
         2.2  NAME                                                          B-3
         2.3  PRINCIPAL AND REGISTERED OFFICE                               B-3
         2.4  DURATION                                                      B-3
         2.5  BUSINESS OF THE FUND                                          B-3
         2.6  BOARD OF MANAGERS                                             B-4
         2.7  MEMBERS                                                       B-4
         2.8  INITIAL CONTRIBUTION                                          B-5
         2.9  BOTH MANAGERS AND MEMBERS                                     B-5
         2.10  LIMITED LIABILITY                                            B-5
ARTICLE III: MANAGEMENT.....................................................B-5
         3.1  MANAGEMENT AND CONTROL                                        B-5
         3.2  ACTIONS BY THE BOARD OF MANAGERS                              B-5
         3.3  MEETINGS OF MEMBERS                                           B-6
         3.4  CUSTODY OF THE FUND'S ASSETS                                  B-6
         3.5  OTHER ACTIVITIES OF MEMBERS AND MANAGERS                      B-6
         3.6  DUTY OF CARE                                                  B-6
         3.7  INDEMNIFICATION                                               B-6
         3.8  FEES, EXPENSES AND REIMBURSEMENT                              B-8
ARTICLE IV: TERMINATION OF STATUS OF ADVISER AND MANAGERS, TRANSFERS AND
            REPURCHASES.....................................................B-8
         4.1  TERMINATION OF STATUS OF A MANAGER                            B-8
         4.2  REMOVAL OF THE MANAGERS                                       B-8
         4.3  TRANSFER OF UNITS OF MEMBERS                                  B-8
         4.4  REPURCHASE OF UNITS                                           B-9
ARTICLE V: CAPITAL..........................................................B-10
         5.1  CAPITAL CONTRIBUTIONS                                         B-10
         5.2  RIGHTS OF MEMBERS TO CAPITAL                                  B-10
         5.3  CAPITAL ACCOUNTS                                              B-10
         5.4  ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF
              OFFERING COSTS................................................B-11
         5.5  RESERVES                                                      B-11
         5.6  TAX ALLOCATIONS                                               B-11
         5.7  DISTRIBUTIONS                                                 B-11
         5.8  WITHHOLDING                                                   B-11
ARTICLE VI: DISSOLUTION AND LIQUIDATION.....................................B-11
         6.1  DISSOLUTION                                                   B-11
         6.2  LIQUIDATION OF ASSETS                                         B-12
ARTICLE VII: ACCOUNTING, VALUATIONS, AND BOOKS AND RECORDS..................B-12
         7.1  ACCOUNTING AND REPORTS                                        B-12
         7.2  DETERMINATIONS BY THE BOARD OF MANAGERS                       B-12
         7.3  VALUATION OF ASSETS                                           B-13
ARTICLE VIII: MISCELLANEOUS PROVISIONS......................................B-13
         8.1  AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT              B-13
         8.2  SPECIAL POWER OF ATTORNEY                                     B-13
         8.3  NOTICES                                                       B-14
         8.4  AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS                 B-14
         8.5   APPLICABILITY OF 1940 ACT AND FORM N-2                       B-14
         8.6  CHOICE OF LAW                                                 B-14
         8.7  NOT FOR BENEFIT OF CREDITORS                                  B-14
         8.8  CONSENTS                                                      B-14
         8.9  MERGER AND CONSOLIDATION                                      B-14
         8.10  PRONOUNS                                                     B-15
         8.11  CONFIDENTIALITY                                              B-15
         8.12  CERTIFICATION OF NON-FOREIGN STATUS                          B-15
         8.13  SEVERABILITY                                                 B-15
         8.14  FILING OF RETURNS                                            B-15
         8.15  TAX MATTERS PARTNER                                          B-15
         8.16  SECTION 754 ELECTION                                         B-16
         8.17  USE OF NAMES "Credit Suisse" AND "Credit Suisse ALTERNATIVE
               CAPITAL"                                                     B-16

 CREDIT SUISSE ALTERNATIVE CAPITAL ____________________ INSTITUTIONAL FUND, LLC

                      LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT of Credit Suisse Alternative Capital _______ Institutional Fund, LLC (the "Fund") is dated as of September 15, 2004 by and among Credit Suisse Alternative Capital, Inc., as the Manager, Credit Suisse Alternative Capital, Inc., as the initial Member, and those persons hereinafter admitted as Members.

WHEREAS, the Fund has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on September 15, 2004.

NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                             ARTICLE I: DEFINITIONS

For purposes of this Agreement:

"ADVISERS ACT"-The Investment Advisers Act of 1940 and the rules, regulations, and orders thereunder, as amended from time to time, or any successor law.

"AFFILIATE"-An affiliated person of a person as such term is defined in the 1940 Act.

"AGREEMENT"-This Limited Liability Company Agreement, as amended from time to time.

"BOARD"-The Board of Managers established pursuant to Section 2.6.

"CAPITAL ACCOUNT"-With respect to each Member, the capital account established and maintained on behalf of such Member pursuant to Section 5.3.

"CAPITAL CONTRIBUTION"-With respect to each Member, the amount of capital contributed to the Fund pursuant to Section 5.1.

"CERTIFICATE"-The Certificate of Formation of the Fund and any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

"CLOSING DATE"-The first date on or as of which a person other than Credit Suisse Alternative Capital, Inc. is admitted to the Fund as a Member.

"CODE"-The United States Internal Revenue Code of 1986, as amended from time to time, or any successor law.

"Credit Suisse ALTERNATIVE CAPITAL"-Credit Suisse Alternative Capital, Inc., a Delaware corporation or any successor thereof.

"DELAWARE ACT"-The Delaware Limited Liability Company Act, as amended from time to time, or any successor law.

"DISTRIBUTOR"-Credit Suisse First Boston, LLC, or any person who may hereafter serve as the distributor of Units pursuant to a general distributor's agreement with the Fund.

"FISCAL PERIOD"-The period commencing on the Closing Date, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

1)  the last day of each Fiscal Year;

2)  the last day of each Taxable Year;

3) the day preceding any day as of which a contribution to the capital of the Fund is made pursuant to Section 5.1;

4)  any day on which the Fund repurchases any Units of any Member; or

5) any day (other than one specified in clause (2) above) as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited from the Capital Accounts of all Members in accordance with their respective ownership of Units.

"FISCAL YEAR"-March 31.

"FORM N-2"-The Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

"INDEMNITEES"-Each Manager of the Fund and the directors, officers and employees of Credit Suisse Alternative Capital.

"INDEPENDENT MANAGERS"-Those Managers who are not "interested persons" of the Fund as such term is defined by the 1940 Act.

"FUND"-The limited liability company governed hereby.

"INITIAL MANAGER"-Credit Suisse Alternative Capital, the person who directed the formation of the Fund and served as initial Manager.

"INVESTMENT FUNDS"-Investment funds in which the Fund's or Offshore Fund's assets are invested.

"INVESTMENT MANAGERS"-The organizations that manage and direct the investment activities of Investment Funds or are retained to manage and invest designated portions of the Fund's or Offshore Fund's assets.

"MANAGER"-A person designated as a Manager of the Fund pursuant to the provisions of Section 2.6 of the Agreement and who serves on the Board of the Fund, and Credit Suisse Alternative Capital as the Initial Manager.

"MEMBER"-Any person who shall have been admitted to the Fund as a member (including any Manager in such person's capacity as a member of the Fund but excluding any Manager in such person's capacity as a Manager of the Fund) until the Fund repurchases all the Units of such person pursuant to Section 4.4 hereof or a substituted member or members are admitted with respect to any such person's Units as a member pursuant to Section 4.3 hereof; such term includes Credit Suisse Alternative Capital, Inc. or an Affiliate of Credit Suisse Alternative Capital, Inc. to the extent Credit Suisse Alternative Capital, Inc. (or such Affiliate) makes a capital contribution to the Fund and shall have been admitted to the Fund as a member.

"NET ASSETS"-The total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Units. The Net Assets of the Fund will be computed as of the close of business on the last day of each Fiscal Period. In computing Net Assets, the Fund will value its interest in the Offshore Fund at the Net Asset Value provided by the Offshore Fund to the Fund. Other securities and assets of the Fund will be valued at market value, if market quotations are readily available, or will be valued based upon estimates made in good faith by the Board in accordance with procedures adopted by the Board. Expenses of the Fund and its liabilities (including the amount of any borrowings) are taken into account for purposes of computing Net Assets.

"NET ASSET VALUE"-Net Assets divided by the number of Units outstanding at the applicable date. The initial Net Asset Value of a Unit, as of the closing of the initial sale of Units, shall be $100.

"NET PROFIT OR NET LOSS"-The amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Fund, as of the close of business on the Closing Date).

"1940 ACT"-The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

"OFFSHORE FUND"-Credit Suisse Alternative Capital _________ Offshore Institutional Fund, LDC, a fund organized as a limited duration company in the Cayman Islands (or as a similar entity in a similar non-United States jurisdiction), and any successor thereto, in which the Fund invests or plans to invest.

"REGULATIONS"-Treasury Regulations promulgated under the Code.

"SECURITIES"-Securities (including, without limitation, equities, debt obligations, options, and other "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation, currency, commodity, any type of derivative instrument and financial instrument and any contract based on any index or group of securities, debt obligations, currencies, commodities, and any options thereon.

"TAXABLE YEAR"-The period commencing on the Closing Date and ending on the next succeeding December 31, and thereafter each period commencing on January 1 of each year and ending on the immediately following December 31 (or on the date of the final distribution pursuant to Section 6.2 hereof), unless and until the Board shall elect another taxable year for the Fund.

"TRANSFER"-The assignment, transfer, sale, encumbrance, pledge, or other disposition of a Unit, including any right to receive any allocations and distributions attributable to such Unit.

"UNITS"-The units of limited liability company interest, each representing an ownership interest in the Fund, including the rights and obligations of a Member under this Agreement and the Delaware Act. Upon the closing of the initial issuance of Units, one Unit shall be issued with respect to each $100 contributed to the capital of the Fund by a Member. Thereafter Units shall be issued at the Net Asset Value as of the date of issuance.

"VALUATION DATE"-The date as of which the Fund values Units for purposes of determining the price at which Units are to be repurchased by the Fund pursuant to an offer made by the Fund pursuant to Section 4.4 hereof.

                 ARTICLE II: ORGANIZATION; ADMISSION OF MEMBERS

2.1  FORMATION OF LIMITED LIABILITY COMPANY

The Fund has been formed as a limited liability company at the direction of the Initial Manager, which authorized the filing of the Certificate. Such formation and filing are hereby ratified by the execution of this Agreement. The Board shall cause the execution and filing in accordance with the Delaware Act of any amendment to the Certificate and shall cause the execution and filing with applicable governmental authorities of any other instruments, documents, and certificates that, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware, or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or as such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of the Fund.

2.2  NAME

The Fund's name shall be "Credit Suisse Alternative Capital ___________ Institutional Fund, LLC" or such other name as the Board may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

2.3  PRINCIPAL AND REGISTERED OFFICE

The Fund shall have its principal office at 11 Madison Avenue, 13th Floor, New York, New York 10010, or at such other place as may be designated from time to time by the Board.

The Fund shall have its registered office in Delaware at PFPC Inc., 301 Bellevue Parkway, 2nd Floor, Wilmington, Delaware 19809 and shall have PFPC Inc. as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board.

2.4  DURATION

The term of the Fund commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

2.5  BUSINESS OF THE FUND

(a) The business of the Fund is, either directly or indirectly, through one or more other pooled investment vehicles, to purchase, sell (including short sales), invest, and trade in Securities, on margin or otherwise, to engage in any financial or derivative transactions relating thereto or otherwise, and to invest, as a feeder fund, all of its assets directly or indirectly in a master fund as part of a master-feeder fund structure or in one or more other funds as a fund of funds. The Fund may execute, deliver, and perform all contracts, agreements, subscription documents, and other undertakings and engage in all activities and transactions as may in the opinion of the Board be necessary or advisable to carry out its objective or business.

(b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board. The Fund shall register its Units under the Securities Act of 1933.

(c) In furtherance of the Fund's business, the Board shall have the authority to take the following actions, and to delegate such portion or all of such authority to such officers of the Fund as the Board may elect:

(1) To acquire or buy, and invest the Fund's property in, own, hold for investment or otherwise, and to sell or otherwise dispose of, all types and kinds of securities and investments of any kind including, but not limited to, stocks, profit-sharing interests or participations and all other contracts for or evidences of equity interests, bonds, debentures, warrants and rights to purchase securities, and interests in loans, certificates of beneficial interest, bills, notes and all other contracts for or evidences of indebtedness, money market instruments including bank certificates of deposit, finance paper, commercial paper, bankers' acceptances and other obligations, and all other negotiable and non-negotiable securities and instruments, however named or described, issued by corporations, trusts, associations or any other Persons, domestic or foreign, or issued or guaranteed by the United States of America or any agency or instrumentality thereof, by the government of any foreign country, by any State, territory or possession of the United States, by any political subdivision or agency or instrumentality of any state or foreign country, or by any other government or other governmental or quasi-governmental agency or instrumentality, domestic or foreign; to acquire and dispose of interests in domestic or foreign loans made by banks and other financial institutions; to deposit any assets of the Fund in any bank, trust company or banking institution or retain any such assets in domestic or foreign cash or currency; to purchase and sell gold and silver bullion, precious or strategic metals, and coins and currency of all countries; to engage in "when issued" and delayed delivery transactions; to enter into repurchase agreements, reverse repurchase agreements and firm commitment agreements; to employ all types and kinds of hedging techniques and investment management strategies; and to change the investments of the Fund.

(2) To acquire (by purchase, subscription or otherwise), to hold, to trade in and deal in, to acquire any rights or options to purchase or sell, to sell or otherwise dispose of, to lend and to pledge any of the Fund's property or any of the foregoing securities, instruments or investments; to purchase and sell options on securities, currency, precious metals and other commodities, indices, futures contracts and other financial instruments and assets and enter into closing and other transactions in connection therewith; to enter into all types of commodities contracts, including without limitation the purchase and sale of futures contracts on securities, currency, precious metals and other commodities, indices and other financial instruments and assets; to enter into forward foreign currency exchange contracts and other foreign exchange and currency transactions of all types and kinds; to enter into interest rate, currency and other swap transactions; and to engage in all types and kinds of hedging and risk management transactions.

(3) To exercise all rights, powers and privileges of ownership or interest in all securities and other assets included in the Fund property, including without limitation the right to vote thereon and otherwise act with respect thereto; and to do all acts and things for the preservation, protection, improvement and enhancement in value of all such securities and assets.

(4) To acquire (by purchase, lease or otherwise) and to hold, use, maintain, lease, develop and dispose of (by sale or otherwise) any type or kind of property, real or personal, including domestic or foreign currency, and any right or interest therein.

(5) To borrow money and in this connection issue notes, commercial paper or other evidence of indebtedness; to secure borrowings by mortgaging, pledging or otherwise subjecting as security all or any part of the Fund property; to endorse, guarantee, or undertake the performance of any obligation or engagement of any other Person; to lend all or any part of the Fund's property to other Persons; and to issue general unsecured or other obligations of the Fund, and enter into indentures or agreements relating thereto.

(6) To aid, support or assist by further investment or other action any Person, any obligation of or interest which is included in the Fund's property or in the affairs of which the Fund has any direct or indirect interest; to do all acts and things designed to protect, preserve, improve or enhance the value of such obligation or interest; and to guarantee or become surety on any or all of the contracts, securities and other obligations of any such Person.

(7) To join other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Board shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Board shall deem proper.

(8) To carry on any other business in connection with or incidental to any of the foregoing powers referred to in this Agreement, to do everything necessary, appropriate or desirable for the accomplishment of any purpose or the attainment of any object or the furtherance of any power referred to in this Agreement, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or arising out of or connected with such business or purposes, objects or powers.

2.6  BOARD OF MANAGERS

(a) Prior to the Closing Date, the initial Member or Members may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers. By signing this Agreement or signing an investor application or certification in connection with the purchase of Units, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board may, subject to the provisions of paragraphs (a) and (b) of this
Section 2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.3 hereof with respect to the election of Managers to the Board by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Fund. The number of managers shall be fixed from time to time by the Board.

(b) Each Manager shall serve on the Board for the duration of the term of the Fund, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.1 or Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board.

(c) In the event that no Manager remains to continue the business of the Fund, Credit Suisse Alternative Capital shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Managers to the Board. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

2.7  MEMBERS

The Fund may offer Units for purchase by investors (including through exchange) in such manner and at such times as may be determined by the Board. Each subscription for Units is subject to the receipt by the Fund or its custodian of cleared funds on or before the acceptance date for such subscription in the full amount of such subscription. Subject to the foregoing, a person may be admitted to the Fund as a Member subject to the condition that such person shall execute and deliver a Member Certification pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board may in its sole and absolute discretion reject any subscription for Units. The Board may, in its sole and absolute discretion, suspend the offering of the Units at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such Member.

2.8  INITIAL CONTRIBUTION

The initial contribution of capital to the Fund by Credit Suisse Alternative Capital shall be represented by Units, which Units shall have the same rights as other Units held by Members.

2.9  BOTH MANAGERS AND MEMBERS

A Member may also be a Manager for purposes of the Delaware Act, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

2.10  LIMITED LIABILITY

Except as provided under the Delaware Act or the 1940 Act, a Member shall not be liable for the Fund's debts, obligations, and liabilities in any amount in excess of the capital account balance of such Member. Except as provided under the Delaware Act or the 1940 Act, a Manager shall not be liable for the Fund's debts, obligations or liabilities.

                            ARTICLE III: MANAGEMENT

3.1  MANAGEMENT AND CONTROL

(a) Management and control of the business of the Fund shall be vested in the Board, which shall have the right, power, and authority, on behalf of the Fund and in its name, to exercise all rights, powers, and authority of managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Manager's authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority, and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end Management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company, as such term is defined by the 1940 Act. During any period in which the Fund shall have no Managers, Credit Suisse Alternative Capital, as the initial Member, shall have the authority to manage the business and affairs of the Fund.

(b) Members, in their capacity as Members, shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

(c) The Board may delegate to any other person any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law, and may appoint persons to serve as officers of the Fund, with such titles and authority as may be determined by the Board consistent with applicable law.

(d) The Board shall have full power and authority to adopt By-Laws providing for the conduct of the business of the Fund and containing such other provisions as they deem necessary, appropriate or desirable, and, subject to the voting powers of one or more Classes created pursuant to this section 3.1, to amend and repeal such By-Laws. Unless the By-Laws specifically require that Members authorize or approve the amendment or repeal of a particular provision of the By-Laws, any provision of the By-Laws may be amended or repealed by the Board without Member authorization or approval.

(e) The Board shall have the full power and authority, without Member approval, to authorize one or more Classes of Units; Units of each such Class having such preferences, voting powers and special or relative rights or privileges (including conversion rights, if any) as the Board may determine and as shall be set forth in a resolution adopted in accordance with the By-Laws.

3.2  ACTIONS BY THE BOARD OF MANAGERS

(a) Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in-person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

(b) The Board may designate from time to time a Principal Manager who shall preside at all meetings of the Board. Meetings of the Board may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

3.3  MEETINGS OF MEMBERS

(a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board or by Members holding Units with an aggregate Net Asset Value of 25% or more of the aggregate Net Asset Value of all Units, and may be held at such time, date and place as the Board shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time, and place of the meeting and the record date therefore, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the aggregate Net Asset Value of all Units as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of the Members holding a majority, by aggregate Net Asset Value, of the Units present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

(b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to the aggregate Net Asset Value of such Member's Unit ownership as of the record date for such meeting. The Board shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members as the record date for determining eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

(c) A Member may vote at any meeting of Members by a proxy, provided that such proxy is authorized to act by (i) a written instrument properly executed by the Member and filed with the Fund before or at the time of the meeting or (ii) such electronic, telephonic, computerized or other alternative means as may be approved by a resolution adopted by the Board. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

3.4  CUSTODY OF THE FUND'S ASSETS

The physical possession of all funds, Securities, or other properties of the Fund shall at all times, be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act and the rules thereunder.

3.5  OTHER ACTIVITIES OF MEMBERS AND MANAGERS

(a) The Managers shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as the Managers may reasonably believe to be required to perform their obligations under this Agreement.

(b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquiring and disposing of Securities, providing of investment advisory or brokerage services, serving as directors, officers, employees, advisors, or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to any such activities of any other Member or Manager, or in or to any profits derived therefrom.

3.6  DUTY OF CARE

(a) No Manager shall be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of a Manager's services pursuant to any agreement, including this Agreement, between a Manager and the Fund for the provision of services to the Fund unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of the Manager constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the performance of its services to the Fund.

(b) Members not in breach of any obligation hereunder or under their Member Certifications shall be liable to the Fund, any other Member, or third parties only as provided under the Delaware Act.

3.7  INDEMNIFICATION

(a) To the fullest extent permitted by law, the Fund shall, subject to Section 3.7(b) hereof, indemnify each Manager of the Fund and the directors, officers and employees of Credit Suisse Alternative Capital (the "Indemnitees") (including for this purpose his or her respective executors, heirs, assigns, successors, or other legal representatives), against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such Indemnitees may be or may have been involved as a party or otherwise, or with which such Indemnitees may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Fund or the past or present performance of services to the Fund by such Indemnitees, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation, or other proceeding to have been incurred or suffered by such Indemnitees by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Indemnitees' offices. The rights of indemnification provided under this Section
3.7 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

(b) Expenses so incurred by such Indemnitees, including but not limited to reasonable counsel fees and accounting and auditing expenses (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such Indemnitees to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that (i) such Indemnitees shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such Indemnitees against losses arising by reason of such Indemnitees' failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such Indemnitees ultimately will be entitled to indemnification.

(c) As to the disposition of any action, suit, investigation, or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that the Indemnitees are liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Indemnitees' offices, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such Indemnitees acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such Indemnitees are not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Indemnitees' offices, or (ii) the Board secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such Indemnitees against any liability to the Fund or its Members to which such Indemnitees would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Indemnitees' offices.

(d)  Any indemnification or advancement of expenses made pursuant to this
Section 3.7 shall not prevent the recovery from any Indemnitees of any such amount if such Indemnitees subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Indemnitees' offices. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

(e) The Indemnitees may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such Indemnitees may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Manager or other person.

3.8  FEES, EXPENSES AND REIMBURSEMENT

(a) The Board may cause the Fund to compensate each Manager who is not an "interested person" of the Fund (as defined in the 1940 Act), and such Manager shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

(b) The Fund shall bear all costs and expenses incurred in its business and operations. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

(1) all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends, and indirect expenses from investments in Investment Funds;

(2) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

(3) all costs and expenses associated with the organization and operation of separate Investment Funds managed by Investment Managers retained by the Fund;

(4) the costs and expenses of holding meetings of the Board and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

(5) the fees and disbursements of the Fund's counsel, legal counsel to the Independent Managers, auditing and accounting expenses and fees and disbursements for independent accountants for the Fund, and other consultants and professionals engaged on behalf of the Fund;

(6) the fees payable to custodians and other persons providing administrative services to the Fund;

(7) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board or Indemnitees;

(8) all costs and expenses of preparing, setting in type, printing, and distributing reports and other communications to Members; and

(9) such other types of expenses as may be approved from time to time by the Board.

(c) Subject to procuring any required regulatory approvals, from time to time the Fund may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which Credit Suisse Alternative Capital, or any Affiliate of Credit Suisse Alternative Capital, acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board shall determine.

           ARTICLE IV: TERMINATION OF STATUS OF ADVISER AND MANAGERS,

                           TRANSFERS AND REPURCHASES

4.1  TERMINATION OF STATUS OF A MANAGER

The status of a Manager shall terminate if the Manager (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Fund under the Delaware Act.

4.2  REMOVAL OF THE MANAGERS

Any Manager may be removed either (a) by the vote or written consent of at least two thirds (2/3) of the Managers not subject to the removal vote or (b) with or without cause by, if at a meeting, a vote of a majority of the Members or, if by written consent, a vote of Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

4.3  TRANSFER OF UNITS OF MEMBERS

(a) Units of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of such Member or (ii) with the written consent of the Board (which may be withheld in its sole discretion); provided, however, that the Board may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain Transfers to affiliates, gifts, and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents, and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board may consent pursuant to the following sentence. The Board may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer, or assignment, the Board shall consult with counsel to the Fund to ensure that such pledge, transfer, or assignment will not cause the

Fund to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.4 shall be void.

(b) The Board may not consent to a Transfer of Units of a Member unless: (i) the person to whom the Units are Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board believes is a "Eligible Investor" as described in the Fund's Form N-2; and
(ii) all the Units of the Member are Transferred to a single transferee or, after the Transfer of less than all the Member's Units, the balance of the Capital Account of each of the transferee and transferor is not less than $50,000. Any transferee that acquires Units by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Units so acquired and to Transfer such Units in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers Units with the approval of the Board, the Board shall promptly take all necessary actions so that the transferee to whom such Units are transferred is admitted to the Fund as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer.

(c) Each Member shall indemnify and hold harmless the Fund, the Managers, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

4.4  REPURCHASE OF UNITS

(a) Except as otherwise provided in this Agreement, no Member or other person holding Units shall have the right to withdraw or tender to the Fund for repurchase of those Units. The Board from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Units pursuant to written tenders. However, the Fund shall not offer to repurchase Units on more than four occasions during any one Fiscal Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Fund or the Members. In determining whether to cause the Fund to repurchase Units pursuant to written tenders, the Board shall consider the following factors, among others:

(1)  whether any Members have requested to tender Units to the Fund;

(2)  the liquidity of the Fund's assets;

(3)  the investment plans and working capital requirements of the Fund;

(4)  the relative economies of scale with respect to the size of the Fund;

(5)  the history of the Fund in repurchasing Units;

(6)  the economic condition of the securities markets; and

(7)  the anticipated tax consequences of any proposed repurchases of Units.

The Board shall cause the Fund to repurchase Units pursuant to written tenders only on terms determined by the Board to be fair to the Fund and to all Members (including persons holding Units acquired from Members), as applicable.

(b) A Member who tenders for repurchase only a portion of the Member's Units will be required to maintain a capital account balance at least equal to $50,000. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of the tendering Member's Units. A Member who tenders for repurchase Units initially purchased within a period determined by the Board before such tender may, as determined by the Board, be required to pay an early repurchase charge of a percentage of the repurchase price for such Units, which charge will be withheld from the payment of the repurchase price.

(c) The Board may cause the Fund to repurchase Units of a Member or any person acquiring Units from or through a Member in the event that the Board determines or has reason to believe that:

(1) such Units have been transferred in violation of Section 4.3 hereof, or such Units have vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of a Member;

(2) ownership of such Units by a Member or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities laws of the United States or any other relevant jurisdiction;

(3) continued ownership of such Units may subject the Fund or any of the Members to an undue risk of adverse tax or other fiscal consequences;

(4) such Member's continued participation in the Fund may cause the Fund to be classified as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

(5) any of the representations and warranties made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true; or

(6) it would be in the best interests of the Fund, as determined by the Board in its sole discretion, for the Fund to repurchase such Units.

(d) Provided that the Board shall have made a determination to repurchase Units, Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (a "Valuation Date"). Units to be repurchased pursuant to subsection 4.4(c) shall be tendered by the affected Members, and payment for such Units shall be made by the Fund, at such times as the Fund shall set forth in its notice to the affected Members. Units being tendered by Members pursuant to subsection 4.4(a) shall be tendered by Members at least thirty (30) days prior to the applicable Valuation Date. The Fund shall pay the repurchase price for tendered Units approximately, but no earlier than, thirty (30) days after the applicable Valuation Date. The voting rights of Members as provided in this Agreement with respect to the tendered Units shall continue until such time as the Initial Payment (as defined below) of the repurchase price is paid under this subsection 4.4(d). Payment of the repurchase price for Units shall consist of cash in an amount equal to such percentage (generally expected to be 100% or 95%), as may be determined by the Board, of the estimated unaudited Net Asset Value of the Units repurchased by the Fund determined as of the Valuation Date relating to such Units (the "Initial Payment"). The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited Net Asset Value, the balance of such estimated Net Asset Value. The Fund shall pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective. Notwithstanding anything in the foregoing to the contrary, the Board, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the Valuation Date relating to such Units, equal to the amount to be repurchased.

                               ARTICLE V: CAPITAL

5.1  CAPITAL CONTRIBUTIONS

(a) The minimum initial contribution of each Member to the capital of the Fund shall be such amount as the Board, in its sole and absolute discretion, may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Managers shall not be entitled to make contributions of capital to the Fund as Managers of the Fund, but may make contributions to the capital of the Fund as Members.

(b) Members may make additional contributions to the capital of the Fund effective as of such times as the Board, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Fund. The minimum initial capital contribution of a Member to the capital of the Fund shall be such amount as the Board, in its sole discretion, may determine from time to time.

(c) Initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash, in-kind or in such manner and at such times as may be determined by the Board, payable in readily available funds at the date of the proposed acceptance of the contribution.

5.2  RIGHTS OF MEMBERS TO CAPITAL

No Member shall be entitled to interest on any contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Units pursuant to Section 4.4 hereof, (ii) pursuant to the provisions of Section 5.7 hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

5.3  CAPITAL ACCOUNTS

(a) The Fund shall maintain a separate Capital Account for each Member. The Net Asset Value of each Member's Capital Account shall equal the aggregate Net Asset Value of such Member's Units.

(b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's initial contribution to the capital of the Fund.

(c) Each Member's Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 and
5.5 hereof.

(d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Units of such Member or distributions to such Member pursuant to Sections 4.4, 5.7 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 and 5.5 hereof. Expenses with respect to any Fiscal Period shall be calculated and charged at the end of such Fiscal Period prior to giving effect to any repurchases to be made as of the end of such Fiscal Period.

5.4  ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF OFFERING COSTS

As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Unit ownership for such Fiscal Period.

5.5  RESERVES

Appropriate reserves may be created, accrued, and charged against Members' Capital Accounts (on a pro rata basis in accordance with the Net Asset Value of each Unit) for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board, such reserves to be in the amounts that the Board, in its sole discretion, deems necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as the Board, in its sole and absolute discretion, deems necessary or appropriate.

5.6  TAX ALLOCATIONS

For each Taxable Year, items of income, deduction, gain, loss, or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior Taxable Years (or relevant portions thereof). Allocations under this Section 5.6 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e)
promulgated thereunder, as applicable, or the successor provisions to such provisions of the Code and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Regulations Section 1.704-1(b)(2)(ii)(d).

Notwithstanding the preceding paragraph, in the event that the Fund repurchases a Member's Units, in whole or in part, the Board may, in its sole and absolute discretion, specially allocate items of Fund income and gain to that Member for tax purposes to reduce the amount, if any, by which that Member's repurchase price exceeds that Member's tax basis for its redeemed Units, or specially allocate items of Fund deduction and loss to that Member for tax purposes to reduce the amount, if any, by which that Member's tax basis for its redeemed Units exceeds that Member's repurchase price.

5.7  DISTRIBUTIONS

The Board, in its sole and absolute discretion, may authorize the Fund to make distributions in cash or in kind at any time to any one or more of the Members.

5.8  WITHHOLDING

(a) The Board may withhold from any distribution to a Member, or deduct from a Member's Capital Account, and pay over to the Internal Revenue Service (or any other relevant taxing authority) any taxes due in respect of such Member to the extent required by the Code or any other applicable law.

(b) For purposes of this Agreement, any taxes so withheld or deducted by the Fund shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable or payable to such Member pursuant to this Agreement and reducing the Capital Account of such Member.

(c) The Board shall not be obligated to apply for or obtain a reduction of or an exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, such Member shall furnish the Board with such information and forms as such Member may be required to complete in order to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Fund, the Board and each of the other Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                    ARTICLE VI: DISSOLUTION AND LIQUIDATION

6.1  DISSOLUTION

The Fund shall be dissolved:

(1)  upon the affirmative vote to dissolve the Fund by the Board;

(2) upon the failure of Members to elect successor Managers at a meeting called by Credit Suisse Alternative Capital in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of the Fund;

(3)  as required by operation of law.

Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of the 60-day period during which the Members may elect to continue the business of the Fund as provided in Section 2.6, but the Fund shall not terminate until the assets of the Fund have been liquidated, and the business and affairs of the Fund have been wound up, in accordance with Section 6.2 hereof and the Certificate has been canceled.

6.2  LIQUIDATION OF ASSETS

(a) Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board shall promptly appoint Credit Suisse Alternative Capital as the liquidator and Credit Suisse Alternative Capital shall liquidate the assets, and wind up the business and affairs of the Fund, except that if the Board does not appoint Credit Suisse Alternative Capital as the liquidator or Credit Suisse Alternative Capital is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate assets, and wind up the business and affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board or liquidator shall deem appropriate in its sole and absolute discretion as applicable) shall be distributed in the following manner:

(1) the debts of the Fund, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis in accordance with their respective amounts;

(2) such debts, liabilities, or obligations as are owing to the Members shall next be paid in their order of seniority and on a pro rata basis in accordance with their respective amounts;

(3) Credit Suisse Alternative Capital shall be paid next, to the extent of any balance in their account; and

(4) the Members shall next be paid on a pro rata basis in accordance with the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

(b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Fund, the Board or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (I) the assets distributed in kind shall be valued pursuant to
Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

           ARTICLE VII: ACCOUNTING, VALUATIONS, AND BOOKS AND RECORDS

7.1  ACCOUNTING AND REPORTS

(a) The Fund shall adopt for tax accounting purposes any accounting method that the Board shall decide in its sole and absolute discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

(b) After the end of each Taxable Year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Units as is necessary for such Member to complete federal, state, and local income tax or information returns and any other tax information required by federal, state, or local law.

(c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation, or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an audited annual report containing the information required by such Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with the Standards of the Public Company Accounting Oversight Board. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

7.2  DETERMINATIONS BY THE BOARD OF MANAGERS

(a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board in its sole and absolute discretion unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

(b) The Board in its sole and absolute discretion may make such adjustments to the computation of Net Profit or Net Loss or any components thereof as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocations thereof among the Members.

7.3  VALUATION OF ASSETS

(a) Except as may be required by the 1940 Act, the Board shall value or have valued any Investment Funds, Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data, or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

(b) The Fund will value interests in Investment Funds at their "fair value," as determined in good faith by the Board, which value ordinarily will be the value of an interest in an Investment Fund determined by the Investment Manager of the Investment Fund in accordance with the policies established by the Investment Fund, absent information indicating that such value does not represent the fair value of the interest.

(c) The value of Securities and other assets of the Fund and the Net Asset Value of the Fund as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them in the absence of manifest error.

                     ARTICLE VIII: MISCELLANEOUS PROVISIONS

8.1  AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT

(a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and
(ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

(b)  Any amendment that would:

(1) increase the obligation of a Member to make any contribution to the capital of the Fund; or

(2) reduce the Capital Account of a Member; may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender all of its Units for repurchase by the Fund.

(c) The power of the Board to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

(1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

(2) amend this Agreement to effect compliance with any applicable law or regulation (other than with respect to the matters set forth in Section 8.1(a) hereof) or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

(3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Fund will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in Section 7704(b) of the Code.

(d) The Board shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

8.2  SPECIAL POWER OF ATTORNEY

(a) Each Member hereby irrevocably makes, constitutes and appoints each Manager, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file, and/or publish:

(1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

(2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

(3) all such other instruments, documents, and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

(b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each other Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

(c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Managers and any liquidator of the Fund's assets and, as such:

(1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund, Board or liquidator shall have had notice thereof; and

(2) shall survive a Transfer by a Member of such Member's Units, except that where the Transferee thereof has been approved by the Board, this power-of-attorney given by the Transferor shall survive such Transfer for the sole purpose of enabling the Board to execute, acknowledge, and file any instrument necessary to effect such Transfer.

8.3  NOTICES

Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund or the Board, by hand delivery, registered, or certified mail return receipt requested, commercial courier service, telex, or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex, or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

8.4  AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns, executors, trustees, or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

8.5   APPLICABILITY OF 1940 ACT AND FORM N-2

The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Fund's Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges, and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Fund's Form N-2.

8.6  CHOICE OF LAW

Notwithstanding the place where this Agreement or the Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

8.7  NOT FOR BENEFIT OF CREDITORS

The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers, and the Fund. This Agreement is not intended for the benefit of creditors, in their capacity as such, and no rights are granted to creditors, in their capacity as such, under this Agreement.

8.8  CONSENTS

Any and all consents, agreements, or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

8.9  MERGER AND CONSOLIDATION

(a) The Fund may merge or consolidate with or into one or more limited liability companies or other business entities pursuant to an agreement of merger or consolidation that has been approved by the Board in the manner contemplated by Section 18-209(b) of the Delaware Act or may sell, lease or exchange all or substantially all of the Fund property, including its good will, upon such terms and conditions and for such consideration when and as authorized by the Board.

(b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved by the Board in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company; provided, however, that no such merger or consolidation shall have the effect of amending this Agreement in a manner not permitted under Section 8.1.

8.10  PRONOUNS

All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

8.11  CONFIDENTIALITY

(a) A Member may obtain from the Fund, for any purpose reasonably related to such Member's Units, such information regarding the business affairs or assets of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board.

(b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish, or make accessible to any other person the name and/or address whether business, residence, or mailing) of any other Member (collectively, "Confidential Information") without the prior written consent of the Board, which consent may be withheld in its sole and absolute discretion.

(c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its owners, principals, partners, members, directors, officers, employees, agents assigns, successors or legal representatives or any of its Affiliates, including any of such Affiliates' owners, principals, partners, members, directors, officers, employees, agents, assigns, successors or legal representatives irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members and the Fund shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus the recovery of reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that the Fund determines that any of the Members or any of such Member's owners, principals, partners, members, directors, officers, employees, agents, assigns, successors or legal representatives or any of its Affiliates, including any of such Affiliates' owners, principals, partners, members, directors, officers, employees, agents, assigns, successors or legal representatives should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the Members agrees that the Fund may, at its own expense, pursue in a court of appropriate jurisdiction such injunctive relief.

8.12  CERTIFICATION OF NON-FOREIGN STATUS

Except as the Board may otherwise determine, in its sole and absolute discretion, each Member or Transferee shall certify, upon admission to the Fund and at such other times thereafter as the Board may request, that such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code, with such certification to be made on forms to be provided by the Fund, and shall notify the Fund within 60 days of any change in such Member's status.

8.13  SEVERABILITY

If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provision of this Agreement is held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

8.14  FILING OF RETURNS

The Board or its designated agent shall prepare and file, or cause the accountants of the Fund to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

8.15  TAX MATTERS PARTNER

(a) A Manager who is a Member shall be designated on the Fund's annual Federal income tax return, and have full powers and responsibilities, as the Tax Matters

Partner of the Fund for purposes of Section 6231(a)(7) of the Code. Credit Suisse Alternative Capital shall be the initial Tax Matters Partner of the Fund. In the event that no Manager is a Member, the Members shall designate a Member to be Tax Matters Partner in accordance with the procedures of Section 3.3 herein. Should any Member be designated as the Tax Matters Partner for the Fund pursuant to Section 231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board all of its rights, powers, and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge, and file any and all reports, responses, and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Fund under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Fund from any and all liabilities and obligations that arise from or by reason of such designation.

(b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls Units on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice, demand, request or other document in writing to all holders of beneficial interests in the Fund holding such interests through such Pass-Thru Member. In the event the Fund shall be the subject of an income tax audit by any Federal, state, or local authority, to the extent the Fund is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Fund and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement, or review shall be borne by the Fund.

8.16  SECTION 754 ELECTION

In the event of a distribution of the Fund's property to a Member or an assignment or other transfer (including by reason of death) of Units of a Member in the Fund, at the request of a Member, the Board, in its sole and absolute discretion, may cause the Fund to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Fund's property as provided by Sections 734 and 743 of the Code.

8.17  USE OF NAMES "CREDIT SUISSE" AND "CREDIT SUISSE ALTERNATIVE CAPITAL"

Credit Suisse First Boston, LLC ("Credit Suisse"), Credit Suisse Group AG ("CSG"), Credit Suisse ("CS") and Credit Suisse Alternative Capital, Inc. each hereby grants to the Fund a royalty-free, non-exclusive license to use the names "Credit Suisse," "CSG," "CS" and "Credit Suisse Alternative Capital" respectively, in the name of the Fund. Such license may, at such time as neither Credit Suisse Alternative Capital nor an Affiliate of Credit Suisse Alternative Capital shall serve as an investment adviser to the Fund or Credit Suisse Alternative Capital Fund, LLC, or upon termination of this Agreement, be terminated by Credit Suisse and Credit Suisse Alternative Capital, respectively, in which event the Fund shall promptly take whatever action may be necessary to change its name and discontinue any further use of the name "Credit Suisse" and "Credit Suisse Alternative Capital," as the case may be, in the name of the Fund or otherwise. The names "Credit Suisse" and "Credit Suisse Alternative Capital" may be used or licensed by Credit Suisse or Credit Suisse Alternative Capital, respectively, in connection with any of its activities, or licensed by Credit Suisse or Credit Suisse Alternative Capital, respectively, to any other party. Each of the undersigned acknowledges having read this Agreement in its entirety before signing, including the confidentiality clause set forth in Section 8.11.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

 MANAGER:

 By:

 Name:
 Title:

INITIAL MEMBER:

 Credit Suisse ALTERNATIVE CAPITAL, INC.

 By:

 Name:
 Title:

MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board to the Fund as a Member.

    CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY INSTITUTIONAL FUND, LLC

  CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC



           EACH ISSUING UNITS OF LIMITED LIABILITY COMPANY INTERESTS

                                   PROSPECTUS

                                [August 1], 2008

                                 ** GRAPHIC **

 THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS INCOMPLETE AND
    MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
 STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE
                        OFFER OR SALE IS NOT PERMITTED.




                      STATEMENT OF ADDITIONAL INFORMATION

                                [August 1], 2008



    CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY INSTITUTIONAL FUND, LLC

  CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC



                  11 MADISON AVENUE, NEW YORK, NEW YORK 10010

        Registrant's Telephone Number, including Area Code: 877-435-5264

This combined Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the combined Prospectus of Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC and Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC (each a "Fund") dated [August 1], 2008 (the "Prospectus"). A copy of the Prospectus may be obtained by contacting a Fund at the telephone number or address set forth above.

                               TABLE OF CONTENTS
                      STATEMENT OF ADDITIONAL INFORMATION

                                                                            PAGE
INVESTMENT POLICIES AND PRACTICES.............................................1
FUNDAMENTAL POLICIES..........................................................1
CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES.....................2
REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF UNITS.....................7
TENDER OFFERS.................................................................7
MANDATORY REDEMPTIONS.........................................................8
TRANSFERS OF UNITS............................................................8
BOARD OF MANAGERS.............................................................9
OFFSHORE FEEDER FUNDS........................................................12
INVESTMENT ADVISORY SERVICES.................................................13
THE ADVISER..................................................................13
PORTFOLIO MANAGERS...........................................................14
COMPENSATION.................................................................15
OWNERSHIP....................................................................15
THE FUNDS', OFFSHORE FUNDS' AND MASTER FUNDS' EXPENSES.......................15
CODE OF ETHICS...............................................................17
VOTING OF PROXIES............................................................17
PARTICIPATION IN INVESTMENT OPPORTUNITIES....................................18
OTHER MATTERS................................................................19
REORGANIZATION OF PRIVATE FUNDS..............................................19
TAX ASPECTS..................................................................19
TAX TREATMENT OF FUND OPERATIONS.............................................19
TAX CONSEQUENCES TO A WITHDRAWING MEMBER.....................................24
TAX TREATMENT OF PORTFOLIO INVESTMENTS.......................................25
FOREIGN TAXES................................................................27
UNRELATED BUSINESS TAXABLE INCOME............................................27
CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS...................29
STATE AND LOCAL TAXATION.....................................................29
ERISA CONSIDERATIONS.........................................................30
ADDITIONAL PAYMENTS TO FINANCIAL INTERMEDIARIES..............................31
BROKERAGE....................................................................31
VALUATION OF ASSETS..........................................................32
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL..............34
CUSTODIAN....................................................................34
RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS.............................35
SUMMARY OF LLC AGREEMENT.....................................................35
FUND ADVERTISING AND SALES MATERIAL..........................................37
FINANCIAL STATEMENTS.........................................................38
APPENDIX A: WAIVERS OF SALES LOAD............................................39

                       INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC (the "Multi-Strategy Fund") and Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC (the "Long/Short Equity Fund") (each singly a "Fund" and together the "Funds") are set forth in the Prospectus. Also set forth in the Prospectus are the principal risks associated with the investment strategies of Credit Suisse Alternative Capital Multi-Strategy Master Fund, LLC (the "Multi-Strategy Master Fund") and Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC (the "Long/Short Equity Master Fund") (each singly a "Master Fund" and together the "Master Funds").

As described in the Prospectus, each Fund seeks to achieve its objective by investing substantially all of its investable assets in an offshore feeder fund (an "Offshore Feeder Fund") which is a Cayman Islands limited duration company with the same investment objective as the Fund. Each Offshore Feeder Fund, in turn, invests substantially all of its investable assets in a corresponding Master Fund. Because an Offshore Feeder Fund is a pass-through entity and has no investment discretion of its own, discussion herein relating to the investment policies, practices, risks and operations of a Fund and a Master Fund should be read to include information regarding an Offshore Feeder Fund.
Certain additional investment information is set forth below.

                              FUNDAMENTAL POLICIES

Each Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of such Fund (the "Units"), are listed below. Each Fund's Offshore Feeder Fund and Master Fund have substantially the same fundamental investment restrictions as the Fund. Such restrictions cannot be changed without the approval of the Board of the Fund in the case of an Offshore Feeder Fund, and a majority of the outstanding voting securities of a Master Fund, with respect to such Master Fund. Within the limits of these fundamental policies, the Funds' management has reserved freedom of action. As defined by the 1940 Act, the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of security holders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. Each Fund may not, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders or other guidance provided by the SEC or its staff:

1.  Borrow money;

2.  Issue senior securities;

3.  Underwrite securities issued by other persons;

4.  Purchase or sell real estate and real estate mortgage loans;

5. Purchase or sell commodities or commodity contracts including futures contracts;

6.  Make loans to other persons; or

7. Concentrate (i.e., invest more than 25% of its total assets) in a particular industry or group of industries.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except the Funds' fundamental policies on borrowings and the issuance of senior securities), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. Each Fund's investment policies and restrictions do not apply to the activities and transactions of Hedge Funds (as defined herein) in which assets of a Fund are invested through an Offshore Feeder Fund and a Master Fund, but will apply to investments made by a Fund directly (or any account consisting solely of the Fund's assets).

The Funds', the Offshore Feeder Funds' and the Master Funds' investment objectives are non-fundamental and may be changed by each Fund's Board of Managers (for each Fund, collectively referred to as the "Board") and each Master Fund's Board of Managers (for each Master Fund, collectively referred to as the "Master Fund Board").

           CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

As discussed in the Prospectus, the Master Funds invest by allocating capital among a number of independent investment managers ("Hedge Fund Managers") through pooled vehicles including, but not limited to, trusts, limited liability companies and limited partnerships (collectively, the "Hedge Funds") which employ various investment strategies. Additional information regarding the types of securities and financial instruments in which Hedge Fund Managers may invest the assets of Hedge Funds, and certain of the investment techniques that may be used by Hedge Fund Managers, are set forth below.

EQUITY SECURITIES. The investment portfolios of Hedge Funds may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of such equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations may be pronounced.

Generally, Hedge Fund Managers may invest in equity securities without restriction. These investments may include securities issued by companies having relatively small capitalizations, including "micro cap" companies. The prices of the securities of smaller companies may be more volatile than the security prices of larger, more established companies. Such securities are often subject to risks that may not exist or may be less pronounced in the securities of larger companies.

FIXED-INCOME SECURITIES. Hedge Fund Managers may trade both investment grade and non-investment grade fixed-income securities. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. Investment grade fixed-income securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by a Rating Agency, have been determined by a Hedge Fund Manager to be of comparable quality. Fixed-income securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.

Fixed-income investors are subject to the risk that the issuer of such securities may be unable or unwilling to meet its principal and/or interest payment obligations. They may also experience security price volatility due to factors such as interest rate and/or credit spread fluctuations, changes in the perceived creditworthiness of the issuer and varying levels of market liquidity. Certain fixed-income securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and may subject investors to significant yield reductions and/or a loss of principal.

Non-investment grade fixed-income securities, including certain convertible debt securities, are considered by Rating Agencies to be predominantly speculative with respect to their issuer's capacity to pay interest and/or repay principal. Non-investment grade securities in the lowest rating categories may be subject to a substantial risk of default or may be in default. Issuers of non-investment grade securities are generally more susceptible to adverse changes in the economic and business environment than issuers of investment grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

NON-U.S. SECURITIES. Hedge Funds may invest in equity and fixed income securities of non-U.S. issuers and in depositary receipts such as American Depository Receipts ("ADRs") and Global Depository Receipts ("GDRs") that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities may be listed on non-U.S. securities exchanges or traded on non-U.S. over the counter markets. Additionally, they may be purchased in private placements and may not be publicly traded. Investments in non-U.S. securities may be affected by risk factors that either do not exist or are less significant in U.S. securities. These factors are listed in the Prospectus under "Risk Factors - Principal Risk Factors Relating to Hedge Funds - Non-U.S. Securities."

As a general matter, Hedge Fund Managers are not required to hedge against foreign currency exposure in their portfolios. Consequently, exchange rate fluctuations may cause a Hedge Fund to suffer losses on foreign currency denominated securities even though such securities may have appreciated when valued in their base currencies. A Hedge Fund may from time to time enter into forward currency exchange contracts ("forward contracts") either for hedging purposes or to pursue its investment objective. Such contracts create an obligation to purchase or sell a specified currency at a future date at a specified price. When used for hedging purposes, forward contracts allow a Hedge Fund Manager to insulate a Hedge Fund from currency exchange rate volatility risks that may arise from an existing or a planned non-U.S. security portfolio position. There can be no assurance, however, that forward contracts provide an adequate or appropriate hedge when used in this manner. Hedge Fund Managers may also use forward contracts as speculative trading instruments in situations such as where they anticipate changes in currency exchange rates.

Hedge Fund Managers may invest in ADRs, GDRs or other securities convertible into securities of corporations based in foreign countries. These securities may not necessarily be denominated in the same currency as the security into which they may be converted. Generally, ADRs, in registered form, are denominated in U.S. dollars and traded in U.S. securities markets and GDRs, in bearer form, are denominated in other currencies and are traded in foreign securities markets. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the U.S., and therefore, there may be less information available regarding such investments. Additionally, ADRs and GDRs may expose Hedge Funds to currency exchange rate volatility.

MONEY MARKET INSTRUMENTS. For defensive purposes during periods of adverse market or economic conditions, the Master Funds and/or the Hedge Funds may invest some or all of their assets in cash or cash equivalents, such as money market instruments and other short term obligations, at the discretion of Credit Suisse Alternative Capital, Inc. (the "Adviser") and/or the Hedge Fund Managers, respectively. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation and reverse repurchase agreements entered into with banks or broker-dealers.

REPURCHASE AGREEMENTS. Repurchase agreements involve the sale of a security by a Master Fund or a Hedge Fund to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the counterparty to a repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to a Master Fund or a Hedge Fund. Repurchase agreements may also increase a Master Fund's or a Hedge Fund's level of leverage.

REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements are agreements under which a Master Fund or a Hedge Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Master Fund or the Hedge Fund at a higher price on a specified future date. If the seller under a reverse repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, a Master Fund or a Hedge Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, a Master Fund or a Hedge Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and such repurchase agreements therefore may involve greater risks. The Master Funds have adopted specific policies designed to minimize certain of the risks of loss from their use of reverse repurchase agreements.

SPECULATIVE AND HEDGING INVESTMENT TECHNIQUES. Hedge Funds may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques that Hedge Funds may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Hedge Funds may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not function as anticipated and that a Hedge Fund may suffer losses as a result of its hedging activities.

CREDIT CRISIS LIQUIDITY RISK. Certain types of credit instruments, such as investments in CDOs, high-yield bonds, debt issued in leveraged buyout transactions, mortgage- and asset-backed securities, and short-term asset-backed commercial paper, became very illiquid in the latter half of 2007. General market uncertainty and consequent re-pricing of risk led to market imbalances of sellers and buyers, which in turn resulted in significant valuation uncertainties in mortgage and credit-related securities and other instruments. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many instruments remaining illiquid and of uncertain value. Such market conditions and the above factors may make valuation for some Hedge

Funds uncertain and/or result in sudden and significant valuation increases or declines in their investments.

SHORT SELLING. Hedge Funds may engage in short selling. Short selling involves selling securities, which may or may not be owned, by borrowing the securities and delivering them to a purchaser, with an obligation to return the borrowed securities at a later date. Short selling allows the investor to profit from declines in market prices. However, to the extent that the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities results in a loss. Possible losses from short sales differ from losses on long positions because losses from short sales may be unlimited whereas losses from purchases cannot exceed the total amount invested. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the losses from short sales.

USE OF LEVERAGE. Hedge Fund Managers may use leverage by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, entering into total return swaps or repurchase agreements and/or other means, which would increase any loss incurred. The more that leverage is employed by a Hedge Fund, the more likely it is that a substantial change will occur, either up or down, in the value of an investment in that Hedge Fund. Because of the comparatively small intrinsic profits in relative value positions, some Hedge Fund Managers may use leverage to acquire extremely large positions in an effort to meet their rate of return objectives. Consequently, they may be subject to major losses in the event that market disruptions destroy the hedged nature of such positions.

DERIVATIVES. Hedge Funds may engage in transactions involving options, futures and other derivative financial instruments. Derivatives may be volatile and involve a variety of types and degrees of risk, dependent upon the characteristics of the particular derivative and the Hedge Fund as a whole. Derivatives permit Hedge Funds to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small derivative position could have a large potential impact on a Hedge Fund's performance.

If a Hedge Fund invests in derivatives at inopportune times or its manager judges market conditions incorrectly, such investments may lower the Hedge Fund's return or result in a loss. A Hedge Fund exposed to derivatives may also experience losses if its derivatives are poorly correlated with its other investments, or if the Hedge Fund is unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices of derivatives.

OPTIONS AND FUTURES. Hedge Funds may utilize options and futures contracts. They also may use so-called "synthetic" options (notional principal contracts with characteristics of an over-the-counter option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, in the over-the-counter market or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Hedge Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, a Hedge Fund may have difficulty closing out its position. Over-the-counter options and synthetic transactions purchased and sold by Hedge Funds may include options on baskets of specific securities.

Hedge Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at the time of, or prior to, the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at the time of, or prior to, the expiration of the option. A covered call option is a call option with respect to which a Hedge Fund owns the underlying security. The sale of such an option exposes a Hedge Fund during the term of the option to a possible loss of the opportunity to realize appreciation in the market price of the underlying security or to a possible loss due to the continued holding of a security that might otherwise have been sold to protect against its price depreciation. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Hedge Fund's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Hedge Funds need not be covered.

A Hedge Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Hedge Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Hedge Fund would ordinarily effect a similar "closing sale transaction," which involves liquidating a position by selling the option previously purchased, although the Hedge Fund could exercise the option should it deem it advantageous to do so.

Synthetic option transactions involve the use of two financial instruments that, together, replicate the economic characteristics of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the potential addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

Hedge Funds may trade in derivatives that are subject to regulation by the Commodity Futures Trading Commission (the "CFTC"). Each Fund and each Master Fund have claimed an exemption from the Commodity Pool Operator ("CPO") registration and disclosure requirements under the rules of the CFTC and therefore are not subject to regulation or registration as a CPO.

Hedge Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading or arbitrage opportunities not available in the United States. Investments in foreign markets, however, may pose greater risks than investments in domestic markets. For example, some foreign exchanges are principal markets in which no common clearing facility exists, and an investor may look only to its broker counterparty to buy or sell a security traded on such an exchange. In addition, any profits that might be realized in trading could be eliminated by adverse currency exchange rate movements. Similarly, such adverse exchange rate movements could result in a loss. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in futures transactions involves risk of loss, which could adversely affect the value of a Hedge Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Hedge Fund to substantial losses.

Successful use of futures is also subject to a Hedge Fund Manager's ability to correctly predict movements in the direction of the relevant market, and, to the extent that the transaction is entered into for hedging purposes, to determine the correlation between the instrument being hedged and the futures contract.

Some or all of the Hedge Funds may purchase and sell stock index futures contracts and single stock futures contracts. A stock index future obligates a Hedge Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. A single stock future obligates a Hedge Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the stock at the opening of trading on the next business day.

Some or all of the Hedge Funds may purchase and sell interest rate futures contracts. An interest rate future represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Hedge Funds may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a currency on a future date at a specified price.

OPTIONS ON SECURITIES INDICES. Some or all of the Hedge Funds may purchase and sell call and put options on stock indices listed on securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Hedge Fund of options on stock indices will be subject to the Hedge Fund's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights associated with the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

SWAP AGREEMENTS. Hedge Funds may enter into equity, interest rate and index and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by a Hedge Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Hedge Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). If the counterparty to a swap defaults, a Hedge Fund's risk of loss typically consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those that are achieved by a Hedge Fund in which a Master Fund cannot invest directly, perhaps because of the Hedge Fund's minimum investment size requirements or its unavailability for direct investment, the Master Fund may enter into swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. A Master Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear.

LENDING PORTFOLIO SECURITIES. A Hedge Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Hedge Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which enables the Hedge Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A Hedge Fund typically will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Hedge Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Hedge Fund.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES. To reduce the risk of changes in securities prices and interest rates, a Hedge Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Hedge Fund enters into the commitment, but the Hedge Fund does not make payment until it receives delivery from the counterparty. After a Hedge Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates and/or credit spreads. Securities so purchased may expose a Hedge Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Hedge Fund is fully or almost fully invested increases such Hedge Fund's leverage which would magnify losses. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Hedge Fund on a forward basis will not honor its purchase obligation. In such cases, the Hedge Fund may incur a loss.

Certain Hedge Funds in which the Master Funds invest may hold a limited portion of their portfolio investments in one or more specially-designated accounts ("Side Pockets"). Side Pockets are generally utilized to hold illiquid investments, the market values of which are not readily ascertainable. In addition, an investor in a Hedge Fund which holds such investments in Side Pockets, including a Master Fund, is generally not able to redeem the portion of its interest in the Hedge Fund that is attributable to the Side Pocket. The valuation of Side Pockets involves estimates, uncertainties and judgments, and if such valuations prove to be inaccurate or delayed, the net asset value of the Master Fund, and correspondingly that of the Fund, may be overstated or understated. Because subscriptions and redemptions of a Fund are based on the Fund's net asset value, any such overstatement or understatement may adversely affect incoming or redeeming members (the "Members") or remaining Members. Each Master Fund's Board has adopted policies governing the Fund's participation in Side Pocket investments.

           REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF UNITS

TENDER OFFERS

As discussed in the Prospectus, to provide a limited degree of liquidity to Members, each Fund may from time to time offer to repurchase Units pursuant to written tender offers, but the Fund is not obligated to do so. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of each Fund in its sole discretion pursuant to such tender offers.
In determining whether a Fund should repurchase Units from Members pursuant to written tenders, the Board will consider various factors, including but not limited to those listed in the Prospectus.

The Board will cause a Fund to make offers to repurchase Units from Members pursuant to written tenders only on terms it determines to be fair to the Fund and to Members or persons holding Units acquired from Members. When the Board determines that a Fund will repurchase Units, notice will be provided to each Member describing the terms thereof, and containing information Members should consider in deciding whether and how to participate in such a tender offer. Members who are deciding whether to tender their Units during the period that a tender offer is open may ascertain an estimated net asset value of their Units from the Fund. If a tender offer is oversubscribed by Members, a Fund will repurchase only a pro rata portion of the Units tendered by each Member.

Each Fund's assets consist primarily of its interest in a corresponding Master Fund held through its respective Offshore Fund. Therefore, in order to finance the repurchase of Units pursuant to the tender offers, a Fund may find it necessary to liquidate all or a portion of its interests in its Master Fund. Because interests in a Master Fund may not be transferred, a Fund may withdraw a portion of its interests in such a Master Fund only pursuant to tender offers by the Master Fund and, in turn by its Offshore Fund. A Fund will not conduct a tender offer for Units unless a Master Fund in which it is invested simultaneously conducts a tender offer for its respective Master Fund interests. To the extent that a tender offer made by a Master Fund is oversubscribed, the amount of the Master Fund's interests which a Fund may tender for repurchase will be reduced on a pro rata basis with other investors in the Master Fund and the Fund's offer to repurchase its interests will be correspondingly reduced.

Payment for repurchased Units may require a Fund to liquidate a portion of its interest in its Offshore Fund and require the Offshore Fund to liquidate a portion of its interest in a Master Fund in which it is invested, which may, in turn, be required to liquidate some of its portfolio holdings earlier than the Adviser would otherwise liquidate such holdings, which may result in losses, and may increase the Master Fund's portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Master Fund Board) to attempt to minimize potential losses and turnover resulting from the repurchase of Units.

MANDATORY REDEMPTIONS

As noted in the Prospectus, each Fund has the right to repurchase Units of a Member or any person acquiring Units from or through a Member under certain circumstances. Such mandatory repurchases may be made if:

o Units have been transferred in violation of certain provisions of the Funds' LLC Agreements or such Units have vested in any person by operation of law as the result of the death, divorce, dissolution, bankruptcy, insolvency, or incompetency of a Member;

o Ownership of Units by a Member or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

o Continued ownership of such Units may subject the Fund or any of its Members to an undue risk of adverse tax or other fiscal consequences;

o Such Member's continued participation in the Fund may cause the Fund to be classified as a "publicly traded partnership" within the meaning of
Section 7704 of the Code and Treasury Regulations thereunder;

o Any of the representations and warranties made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true, including such Member's tax-exempt or tax-deferred status under the Internal Revenue Code of 1986, as amended; or

o It would be in the best interest of a Fund as determined by the Board in its sole discretion to repurchase such Units.

                               TRANSFERS OF UNITS

No person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole and absolute discretion. Units may be transferred only: (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or incompetency of a Member; or (ii) with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Board generally will not consent to a transfer unless the transfer is: (i) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (E.G., certain transfers to affiliates, gifts and contributions to family partnerships); (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children); or (iii) a distribution from a qualified retirement plan or an individual retirement account. The Board may permit other pledges, transfers or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer or assignment, the Board shall consult with Fund counsel to ensure that such pledge, transfer or assignment will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. Notice to a Fund of any proposed transfer must include evidence satisfactory to such Fund that the proposed transferee meets any requirements imposed by the Funds with respect to Member eligibility and suitability. In addition to the foregoing, no Member will be permitted to transfer Units unless after such transfer the balance of the capital account of the transferee, and of the Member transferring the Units if the transfer involves less than all of such Member's Units, is at least equal to a Fund's minimum investment requirements.

Any transferee meeting a Fund's eligibility requirements that acquires Units in such Fund by operation of law as the result of the death, divorce, dissolution, bankruptcy, insolvency, or incompetency of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Units so acquired and to transfer such Units in accordance with the terms of the Fund's Limited Liability Company Agreement (the "LLC Agreement"), but will not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member as provided in the LLC Agreement. If a Member transfers Units with the approval of the Board, a Fund will promptly take all necessary actions to admit such transferee to the Fund as a Member. Each Member and transferee is required to pay all expenses, including attorneys' and independent registered public accounting firm's fees, incurred by the Fund in connection with such transfer. If such a transferee does not meet the Member eligibility requirements, a Fund reserves the right to redeem its Units. Any transfer of Units in violation of the LLC Agreement will not be permitted and will be void.

Each LLC Agreement provides, in part, that each Member has agreed to indemnify and hold harmless such Fund, the Managers, the Adviser, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Member in violation of these provisions or any misrepresentation made by such Member in connection with any such transfer.

                               BOARD OF MANAGERS

The Board and the Master Fund Board provide broad oversight over the operations and affairs of each Fund and Master Fund, respectively, and have overall responsibility to manage and control the business affairs of the Funds and the Master Funds, respectively, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Funds' and the Master Funds' businesses, respectively. The Board and the Master Fund Board exercise the same powers, authority and responsibilities on behalf of a Fund and a Master Fund, respectively, as are customarily exercised by the board of directors of a registered investment company organized as a corporation. An Offshore Feeder Fund has two members: its respective Fund (which serves as the managing member) and the Adviser (which holds only a nominal non-voting interest). Offshore Feeder Funds do not have a board of directors. The members of an Offshore Feeder Fund have delegated the day-to-day management, as well as general oversight responsibilities of such Offshore Feeder Fund, to its respective Fund. The Board of the Fund therefore effectively makes all decisions on behalf of its Offshore Feeder Fund.

The Managers of the Board and the Master Fund Board are not required to contribute to the capital of a Fund or the Master Fund or to hold Units of a Fund or an interest in the Master Fund. A majority of the Managers of the Board and the Master Fund Board are persons who are not "interested persons" (as defined in the 1940 Act) of a Fund and a Master Fund, respectively (collectively, the "Independent Managers"). The Independent Managers perform the same functions for a Fund and a Master Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

The identity of the Managers and officers of the Funds and the Master Funds and brief biographical information regarding each Manager and officer during the past five years is set forth below. Each Manager who is deemed to be an "interested person" of a Fund and the Master Fund, as defined in the 1940 Act (an "Interested Manager"), is indicated by an appropriate footnote. The address of each person listed below is 11 Madison Avenue, New York, New York 10010.

                                    MANAGERS

NAME AND AGE            POSITION(S)       TERM OF        PRINCIPAL OCCUPATION(S)            NUMBER OF       OTHER
                         WITH THE        OFFICE AND              DURING                    PORTFOLIOS   DIRECTORSHIPS
                         FUNDS AND       LENGTH(1)           PAST FIVE YEARS                 IN FUND       HELD BY
                        THE MASTER           OF                                              COMPLEX       MANAGER
                           FUNDS            TIME                                           OVERSEEN BY
                                           SERVED                                            MANAGER

Karin B. Bonding (68)    Manager and     Since          President, Capital Markets             6          Trustee,
                         Audit           March 2005     Institute, Inc. (1996-2006);                      Brandes
                         Committee                      Faculty Member and Lecturer,                      Investment
                         Member                         University of Virginia (since                     Trust
                                                        1995); Visiting Professor, China
                                                        Europe International Business
                                                        School (Shanghai, China) (1999,
                                                        2002, 2003); The Institute of

                                  11

                                                        Industrial Policy Studies (Seoul,
                                                        Korea) (2001).

Philip B. Chenok (72)    Manager and     Since          Professor of Accountancy, Berkeley     6          None
                         Audit           March 2005     College (2002-2007); Adjunct
                         Committee                      Professor of Accountancy, New York
                         Member                         University, Stern School of
                                                        Business (1995-2001). President and
                                                        CEO, American Institute of
                                                        Certified Public Accountants
                                                        (1980-1995).

Charles A. Hurty (64)    Manager and     Since          Independent Business Consultant        6          Manager and Audit
                         Audit           March 2005     (since 2001); Partner, KPMG LLP                   Committee Chairman, GMAM
                         Committee                      (accounting firm) (1993-2001; with                Absolute Return
                         Chairman                       KPMG LLP since 1978).                             Strategies; Director and
                                                                                                          Audit Committee Chairman,
                                                                                                          Citigroup Alternative
                                                                                                          Investments Multi-Adviser
                                                                                                          Hedge Fund Portfolios
                                                                                                          LLC; Director, iShares
                                                                                                          Trust and iShares, Inc.

Egidio Robertiello       Manager,        Since          Managing Director and Head of the      6          None
(54)(2)                  President,      February       Multi Manager Portfolios Ameircas
                         and             2007           business (2008); Global Head of
                         Chairman                       Multi Manager Portfolios (2007);
                                                        Head of Hedge Fund Research and
                                                        Selection, Credit Suisse
                                                        Alternative Capital, Inc. (since
                                                        2006); Senior Managing Director of
                                                        Investments and Research, Asset
                                                        Alliance Corp. (2004 to 2006);
                                                        Managing Director, Blackstone
                                                        Alternative Asset Management (2001
                                                        to 2004).

(1) Each Manager serves until retirement, resignation or removal from the Board and the Master Fund Board. Managers may be removed in accordance with the LLC Agreement with or without cause by, a vote of a majority of the Members, if at a meeting, or by a vote of Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members if by written consent.

(2) Mr. Robertiello is an Interested Manager because he is an employee of Credit Suisse.

                    PRINCIPAL OFFICERS WHO ARE NOT MANAGERS

 NAME AND AGE             POSITION(S) WITH THE      TERM OF OFFICE AND     PRINCIPAL OCCUPATION(S) DURING PAST FIVE
                          FUNDS AND THE MASTER      LENGTH (1) OF TIME                       YEARS
                                 FUNDS                    SERVED
Sandra DeGaray (39)         Chief Financial         Since August 2007      Director, Credit Suisse Securities (USA) LLC
                              Officer and                                  (January 2007 - Present); Vice President
                               Treasurer                                   (September 2004 - December 2006), Citigroup
                                                                           Asset Management Inc. (November 2000 - August
                                                                           2004)

Michael Bessel (45)         Chief Compliance        Since October 2006     Director, Credit Suisse Securities (USA) LLC
                                Officer                                    (October 2006 - Present); Chief Compliance
                                                                           Officer, TRG Management LP (September 2005 -
                                                                           September 2006); Chief Compliance Officer,
                                                                           GAM USA Inc., (May 2002 -September 2005)

Kenneth J. Lohsen         Assistant Treasurer        Since March 2006      Managing Director, Credit Suisse Securities
(49)                                                                       (USA) LLC (since 2004); Director (1997 -2004)

Michael Ponder                 Secretary             Since July 2007       Vice President, Credit Suisse (since 2007);
(34)                                                                       Attorney, Willkie, Farr & Gallagher LLP
                                                                           (2006-2007); Sherman & Sterling LLP
                                                                           (2005-2006); Seward & Kissel LLP (2003-2005);
                                                                           Sutherland, Asbill & Brennan LLP (2000-2003).

(1) Each officer of the Funds serves for an indefinite term until the date his or her successor is elected and qualified, or until he or she sooner dies, retires, is removed or becomes disqualified.



                             MANAGER COMPENSATION(1)

 NAME                  AGGREGATE COMPENSATION    TOTAL COMPENSATION FROM THE
                          FROM EACH FUND         FUNDS AND THE FUND COMPLEX
 Karin B. Bonding            $4,542.00                     $27,250.00
 Philip B. Chenok            $4,542.00                     $27,250.00
 Charles A. Hurty            $4,542.00                     $27,250.00
 Egidio Robertiello          $       0                     $        0
(1) Information provided in this table is based upon payments to the Managers for the Funds' initial fiscal year ending March 31, 2008.

As of June 30, 2008, no Manager or officer of the Funds owned any Units of a Fund.

Each Independent Manager receives, in the aggregate, a retainer fee at the annual rate of $15,000 and meeting attendance fees of $1,250 for each combined meeting of the Board and the Master Fund Board that he or she attends. Each Committee member is compensated $250 per Committee meeting that he or she attends. These fees are allocated equally among the Funds, the Master Funds and the other registered investment companies that are feeder funds to the Master Funds (the "Fund Complex"). Independent Managers are reimbursed by the Funds and the Master Funds for their travel expenses related to Board and the Master

Fund Board meetings. The Managers do not receive any pension or retirement benefits from the Funds or the Master Funds. The officers of the Funds do not receive any additional compensation from the Funds or the Master Funds. Offshore Feeder Funds do not compensate the Managers.

The Board and the Master Fund Board have formed an Audit Committee composed of Karin B. Bonding, Philip B. Chenok and Charles A. Hurty. The functions of the Audit Committee are: (1) to oversee a Fund's, an Offshore Feeder Fund's and a Master Fund's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of a Fund's, an Offshore Feeder Fund's or a Master Fund's service providers; (2) to oversee the quality and objectivity of a Fund's, an Offshore Feeder Fund's or a Master Fund's financial statements and the independent audit of those statements; and (3) to the extent that Managers are not members of the Audit Committee, to act as a liaison between a Fund's, an Offshore Feeder Fund's or a Master Fund's independent registered public accounting firm and the Board or the Master Fund's Board. The Chairman of the Audit Committee, Charles A. Hurty, receives no additional compensation in connection with serving in such position. The Audit Committee of the Funds met three times during the last fiscal year.

The Board and the Master Fund Board have formed a Nominating Committee composed of Karin B. Bonding, Philip B. Chenok and Charles A. Hurty. The Nominating Committee is responsible for nominating candidates for election or appointment as Independent Managers and undertaking such other duties as shall be required of the Nominating Committee from time to time by the Board and the Master Fund Board. Currently, the Nominating Committee does not consider nominees recommended by Members. The Nominating Committee of the Funds did not meet during the last fiscal year.

The Board and the Master Fund Board have formed a Compensation Committee composed of Karin B. Bonding, Philip B. Chenok and Charles A. Hurty. The Compensation Committee is responsible for determining Independent Manager compensation and undertaking such other duties as shall be required of the Compensation Committee from time to time by the Board and the Master Fund Board. The Compensation Committee of the Funds met one time during the last fiscal year.

The Board and the Master Fund Board have formed a Pricing and Valuation Committee composed of Karin B. Bonding, Philip B. Chenok, Charles A. Hurty and Egidio Robertiello and certain employees of the Adviser appointed by the Chairman who are not voting members. The Pricing and Valuation Committee is responsible for: (i) periodically reviewing a Fund's or a Master Fund's procedures for valuing securities, and making any recommendations to a Fund or a Master Fund with respect thereto; (ii) reviewing proposed changes to those procedures; (iii) periodically reviewing information regarding industry developments in connection with valuation; and (iv) periodically reviewing information regarding fair value and liquidity determinations made pursuant to the procedures, and making recommendations to the Board and the Master Fund Board in connection therewith (whether such information is provided only to the Committee or to the Committee and the Board and the Master Fund Board simultaneously). The Chairman of the Pricing and Valuation Committee, Egidio Robertiello, receives no compensation from the Fund Complex in connection with serving in such position. The Pricing and Valuation Committee of the Funds met five times during the last fiscal year.

                             OFFSHORE FEEDER FUNDS

Each Offshore Feeder Fund, as more fully described in the Funds' Prospectus, is not registered under the 1940 Act and serves as an intermediate entity through which a Fund invests in its respective Master Fund. Each Offshore Feeder Fund makes no independent investment decisions and has no investment or other discretion over the investable assets.

An Offshore Feeder Fund serves as a pass-through entity, whereby unrelated business taxable income ("UBTI") generated by the investment activities of its Master Fund (and Hedge Funds) is not ultimately incurred by a Member. Each Offshore Feeder Fund is organized under the laws of the Cayman Islands as a Limited Duration Company ("LDC") and is subject to the taxation provisions of the Cayman Islands as a corporation. An LDC organized in the Cayman Islands offers limited liability to its members. Such an entity generally may only carry on activities in the Cayman Islands in furtherance of its overseas (non-Cayman Islands) activities. Each Offshore Feeder Fund has a limited duration of 30 years, as required by Cayman Islands law, and has two members: the Fund, which serves as the managing member, and the Adviser, which holds only a nominal non-voting interest in Offshore Feeder Funds. It is anticipated that, upon expiration of an Offshore Feeder Fund's duration, another entity substantially equivalent to the Offshore Fund, will be substituted for the offshore feeder. Each Fund and the Adviser have delegated all day-to-day management and general oversight responsibilities of an Offshore Feeder Fund to its respective Fund as the managing member. For more information, see the section entitled "Tax Aspects" in this SAI.

Therefore, all decisions involving an Offshore Feeder Fund effectively are controlled by its Fund's Board. An Offshore Feeder Fund has no independent investment discretion or other decision-making capabilities, and serves for the benefit of the Fund under the control of the Fund's Board. An Offshore Feeder Fund has no members or investors other than the Fund and the Adviser.

To the extent that legislative or regulatory changes are made to the taxation regime for tax-deferred or tax-exempt partners regarding UBTI, or to the taxation of widely-held partnerships, there is a risk that the Offshore Fund could no longer be able to fulfill its intended function.

                          INVESTMENT ADVISORY SERVICES

THE ADVISER

Pursuant to the terms of an investment advisory agreement entered into between each Master Fund and the Adviser dated as of March 28, 2005 and most recently renewed on March 11, 2008 (the "Advisory Agreement"), the Adviser is responsible for developing, implementing and supervising a Master Fund's continuous investment program in a manner consistent with the investment objective and policies of the Master Fund, and in connection therewith shall regularly provide investment advice and recommendations to each Master Fund with respect to its investments, investment policies and purchases and sales of securities and shall arrange for the purchase and sale of such securities. The Board also considered and approved an investment advisory agreement entered into between each Fund and the Adviser. These agreements do not have any fees associated with them or result in any charges to the Funds. For purposes of this section, "Investment Advisory Services", reference to the Advisory Agreement includes each Fund's advisory agreement and reference to the Master Fund Board includes the Board with respect to each Fund.

The Adviser is authorized, subject to the approval of the Master Fund Board and the interest holders of a Master Fund, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to a Master Fund or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to a Master Fund by its affiliates.

As compensation for services and facilities required to be provided by the Adviser under the Advisory Agreements, each Master Fund will pay the Adviser a quarterly fee (the "Management Fee") computed at the annual rate of 1.00% of the aggregate value of its outstanding interests determined as of the last day of the month and payable each calendar quarter (before any repurchases of interests).

Each Advisory Agreement provides that in the absence of (i) willful misfeasance, bad faith or gross negligence in the performance of its obligations or duties under the Advisory Agreement; or (ii) reckless disregard of its obligations and duties under the Advisory Agreement; or (iii) a loss resulting from a breach of a fiduciary duty regarding receipt of compensation for services (in which case any award of damages shall be as set forth in Section 36(b)(3) of the 1940 Act), the Adviser is not subject to any liability to the Master Fund or any Member for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services, including, without limitation, any loss a Master Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security on behalf of a Master Fund. In addition, it provides that the Adviser may act as investment adviser for any other person, firm or corporation and may use the names "Credit Suisse", "Credit Suisse Alternative Capital" or "CS" in connection with other registered or unregistered investment companies for which it or its affiliates act or may in the future act as investment adviser or general distributor. If the Adviser ceases to act as investment adviser to a Master Fund, the Adviser may withdraw the right of that Master Fund and/or its Fund to use the names "Credit Suisse," "Credit Suisse Alternative Capital" or "CS" as part of its name or in any other manner.

The Adviser or its designee maintains each Master Fund's accounts, books and other documents required to be maintained under the 1940 Act at 301 Bellevue Parkway, Wilmington, Delaware 19809, which is the address of the Administrator, [PFPC Inc.], at 8800 Tinicum Boulevard, 4th Floor, Philadelphia, Pennsylvania which is the address of the Custodian, [PFPC Trust Company] and at 11 Madison

Avenue, New York, New York 10010, which is the address of the Adviser.

PORTFOLIO MANAGERS

Members of MMP senior management responsible for investment decisions with respect to the Master Funds are as follows:

      Egidio Robertiello is Manager, President and Chairman of the Funds, a Member of the Board and Managing Director and Head of MMP Americas business. He has been Managing Director and Head of MMP Americas business since 2008, and Global Head of MMP, Manager, President and Chairman since 2007. Mr. Robertiello has been Head of Hedge Fund Research & Selection within MMP since 2006. He is responsible for a global team of 25 Hedge Fund research professionals that are responsible for identifying new and innovative Hedge Fund strategies and managers to allocate institutional client assets. In addition his team is responsible for ongoing monitoring and due diligence on over 200 managers with current investments. Prior to joining Credit Suisse in 2006, Mr. Robertiello held the position of Senior Managing Director of Investments and Research at Asset Alliance Corp. from 2004 to 2006, launching Hedge Fund products and overseeing multi-manager funds of hedge funds. Previously, as a Managing Director in the Blackstone Group's $8 billion fund of hedge fund affiliate, Blackstone Alternative Asset Management, from 2001 to 2004, he created and led the Manger Identification and Selection team.

      Lance Babbit is the Head of Portfolio Management for the Americas - Multi-Strategies team within the Multi-Manager Portfolio business of Credit Suisse Asset Management/Alternative Investments and has held this position since March 2007. In this role, Mr. Babbit oversees Multi-Strategies Portfolios and Multi-Manager Portfolios. Mr. Babbit joined Credit Suisse from the Focus Investment Group ("Focus") in 2007 where he was a Managing Director and the senior Portfolio Manager for their Multi-Strategies and Customized Solutions Portfolios and was also a member of the Manager Selection and Portfolio Construction Committee. Prior to joining Focus in 2005, he spent four years at Deutsche Bank as a Senior Portfolio Manager responsible for both multi-strategy funds of hedge funds and research for Event Driven and Short Seller managers. Mr. Babbit has also worked at Banc of America in hedge fund capital introductions, and as a hedge fund analyst at both JP Morgan Chase and Weiss, Peck and Greer. Prior to focusing his career on funds of hedge funds, he was a corporate attorney for Gersten, Savage where he advised on bankruptcy, public offerings and private placements.

                          OTHER ACCOUNTS MANAGED TABLE
                             (As of March 31, 2008)

                                                                                                        TOTAL ASSETS IN
                                                                                                           ACCOUNTS
NAME OF                                        TOTAL NO.                          NO. OF ACCOUNTS           WHERE
PORTFOLIO                                        OF                              WHERE ADVISORY FEE      ADVISORY FEE
MANAGER OR                     TYPE OF         ACCOUNTS         TOTAL ASSETS       IS BASED ON            IS BASED ON
TEAM MEMBER                   ACCOUNTS         MANAGED[1]        (000,000)[ 1]    PERFORMANCE[1]         PERFORMANCE[1]
-----------------------------------------------------------------------------------------------------------------------
Egidio Robertiello        Registered
                          Investment
                           Companies:           1                   $98                  0                     $0
                          Other Pooled
                          Investment
                           Vehicles:           15                $2,518                  7                 $1,143
                        Other Accounts:        63                $5,573                 32                 $2,279
-----------------------------------------------------------------------------------------------------------------------
Lance Babbit              Registered
                          Investment
                          Companies:            1                   $98                  0                     $0
                         Other Pooled
                          Investment
                           Vehicles:           15                $2,518                  7                 $1,143
                       Other Accounts:         15                $1,293                  1                   $316


[1] All information presented with respect to "Other Pooled Investment Vehicles" and "Other Accounts" includes accounts managed by the Adviser and its affiliates within the Multi-Manager Portfolios business of Credit Suisse Asset Management/Alternative Investments for which the portfolio managers are primarily responsible.

___________

The Investment Committees engage in side-by-side management of both registered investment funds and investment accounts which may raise potential conflicts of interest, including without limitation those associated with any differences in fee structures. Such side-by-side management may result in the Investment Committees devoting unequal time and attention to the management of each Fund and/or other account. The Adviser believes, however, that the use of the Investment Committees as part of its specialist-based investment process encourages consistent portfolio management by reducing individual biases and increasing collaborative analysis. Nonetheless, certain limited investment opportunities identified by the members of the Investment Committees may be suitable for more than one Fund or other account. A Fund may not receive an allocation to such an opportunity or a Fund's allocation may be limited as a result of investments in the opportunity by other eligible Funds or accounts.
To deal with these situations, the Adviser has adopted procedures for allocating portfolio transactions across multiple Funds and/or accounts. Additionally, the appearance of a conflict of interest may arise in circumstances where members of the Investment Committees have an incentive, such as a performance fee, which relates to the management of an account but not to all of the Funds and accounts with respect to which the Investment Committees have day-to-day management responsibility. The Adviser and the Funds have adopted certain compliance procedures designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises. For more information, see the section entitled "Participation in Investment Opportunities" in this SAI.

COMPENSATION


Members of the Investment Committees receive compensation generally consisting of a fixed base salary and an annual bonus for their services. In addition to level of responsibility and tenure, compensation of each member of each Investment Committee is linked to the profitability of the Adviser, the Alternative Investment and Asset Management businesses of Credit Suisse and Credit Suisse Group. Although each member of the Investment Committees does not have any direct participation in the performance fees pertaining to fund of Hedge Funds portfolios managed by the Adviser, because compensation is tied to the Adviser's profitability, an indirect link exists between compensation of Investment Committee members and the management and performance fees paid to the Adviser. Compensation of Investment Committee members who focus on a particular strategy is also connected to the performance of the Adviser's investments in that strategy.


Members of the Investment Committees may allocate part of their deferred compensation and/or interest in employer sponsored benefit plans to funds of Hedge Funds managed by the Adviser. Such investment opportunities are typically also available to certain employees of Credit Suisse Group who are not involved in the activities of the Adviser. Such investments made by members of the Investment Committees are pooled with investments made by other Credit Suisse Group employees and do not receive preferential treatment.

OWNERSHIP

As of March 31, 2008, none of the portfolio managers listed above owned any interests in the Funds or the Master Funds.

             THE FUNDS', OFFSHORE FUNDS' AND MASTER FUNDS' EXPENSES

Each Fund will bear all expenses incurred in its business and operations. Expenses borne by the Funds include, but are not limited to, the following:

o All costs and expenses associated with the registration of a Fund under, and compliance with, any applicable federal or state laws;

o Attorneys' fees and disbursements associated with updating a Fund's registration statement, Prospectus and other offering related documents (the "Offering Materials"); the costs of printing the Offering Materials; the costs of distributing the Offering Materials to prospective investors; and attorneys' fees and disbursements associated with the preparation and review thereof;

o The costs and expenses of holding meetings of the Board and any meetings of Members, including legal costs associated with the preparation and filing of proxy materials;

o The fees and disbursements of a Fund's counsel, legal counsel to the Independent Managers, independent registered public accounting firm for a Fund and other consultants and professionals engaged on behalf of a Fund;

o    All costs and expenses associated with a Fund's tender offers;

o The fees payable to various service providers pursuant to a Fund's Services Agreement, Administration Agreement and other agreements;

o All costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

o The costs of a fidelity bond and any liability insurance obtained on behalf of a Fund;

o All expenses associated with computing a Fund's net asset value, including any equipment or services obtained for these purposes; and

o Such other types of expenses as may be approved from time to time by the Fund Board.

Each Master Fund will bear all expenses incurred in its business and operations other than those specifically required to be borne by the Adviser pursuant to the Advisory Agreement. Expenses borne by each Master Fund include, but are not limited to, the following:

o All costs and expenses directly related to transactions for and portfolio positions of a Master Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Hedge Funds;

o All costs and expenses associated with the registration of a Master Fund under, and compliance with, any applicable federal or state laws;

o    Attorneys' fees and disbursements associated with updating a Master
Fund's registration statement, Prospectus and other offering related documents; the costs of printing those materials and distributing them to prospective investors; and attorneys' fees and disbursements associated with the preparation and review thereof;

o The costs and expenses of holding meetings of the Master Fund Board and any meetings of interest holders of a Master Fund, including legal costs associated with the preparation and filing of proxy materials;

o The fees and disbursements of a Master Fund's counsel, legal counsel to the Independent Managers, if any, independent registered public accounting firm for a Master Fund and other consultants and professionals engaged on behalf of a Master Fund;

o    All costs and expenses associated with a Master Fund's tender offers;

o    The Management Fee;

o The fees payable to various service providers pursuant to the Administration Agreement and other agreements;

o The costs of a fidelity bond and any liability insurance obtained on behalf of a Master Fund or the Adviser;

o All costs and expenses of preparing, setting in type, printing and distributing reports and other communications to interest holders of a Master Fund;

o All expenses associated with computing a Master Fund's net asset value, including any equipment or services obtained for these purposes;

o All charges for equipment or services used in communicating information regarding a Master Fund's transactions among the Adviser and any custodian or other agent engaged by the Master Fund; and

o Such other types of expenses as may be approved from time to time by the Master Fund Board.

An Offshore Fund's expenses are anticipated to be minimal and will be borne by the Adviser, or an affiliate of the Adviser.

The Hedge Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by each Master Fund. The Hedge Fund Managers generally will charge asset-based fees to and receive performance-based allocations from the Hedge Funds, which will generally reduce the investment returns of the Hedge Funds and the amount of any distributions from the Hedge Funds to each Master Fund. These expenses, fees and allocations will be in addition to those incurred by each Master Fund itself.

                                 CODE OF ETHICS

Each Fund, its respective Master Fund, the Adviser and Credit Suisse Asset Management Securities, Inc. (the "Distributor") have adopted a code of ethics. The code is designed to detect and prevent improper personal trading by their personnel, including investment personnel who might compete with or otherwise take advantage of a Master Fund's portfolio transactions. Covered persons include the Managers and the members of the Investment Committees, as well as employees of the Adviser having knowledge of the investments and investment intentions of each Master Fund. The code of ethics permits persons subject to the code to invest in securities, including securities that may be purchased or held by a Master Fund, subject to a number of restrictions and controls. Compliance with the code of ethics is carefully monitored and enforced.

The code of ethics is included as an exhibit to each Fund's and each Master Fund's registration statements filed with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. The code of ethics is available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, D.C. 20549.

                               VOTING OF PROXIES

Whenever each Fund as an investor in a Master Fund, through its respective Offshore Fund, is requested to vote on matters pertaining to such Master Fund (other than the termination of a Master Fund's business, which may be determined by the Managers of the Master Fund without investor approval), the Fund will hold a meeting of the Members and will cause its respective Offshore Fund to vote its interest in a Master Fund for or against such matters proportionately to the instructions to vote for or against such matters received from the Members of the Fund. Each Fund shall vote Units for which they receive no voting instructions in the same proportion as the Units for which they receive voting instructions.

Each Master Fund invests in Hedge Funds, which generally issue non-voting securities. Therefore, each Master Fund ordinarily does not receive proxies, and is not called upon to vote proxies. Where a Master Fund is called upon to vote proxies, the Adviser's policy is to exercise proxy voting authority in a prudent and diligent manner and to make voting decisions on behalf of the Master Fund and its interest holders, based on the Adviser's reasonable judgment of what is in the Master Fund's best interest. The Adviser bases its decision on its analysis and judgment of the particular facts and circumstances in question. As a global financial institution, the interests of its affiliates and employees may conflict with those of a Master Fund's interest holders. The Adviser has policies designed to address such potential conflicts of interest which include among others, information barriers between itself and its banking, broker-dealer and asset management affiliates. Information barriers effectively prevent personnel from knowing what other affiliated entities and individuals employed by such entities are doing, thereby isolating decision-making from influence by conflicting interests.

Information regarding how a Fund voted proxies relating to securities of its respective Master Fund during the most recent 12-month period ended June 30 will be available: (i) without charge, upon request, by calling 877-435-5264; and
(ii) on the SEC's website at http://www.sec.gov.

                   PARTICIPATION IN INVESTMENT OPPORTUNITIES

The Adviser expects to employ an investment program for each Master Fund that is substantially similar to the investment program employed by it for certain other accounts it advises ("Adviser Accounts"), including private investment partnerships that have an investment program that is substantially the same as the Master Fund's investment program. As a general matter, the Adviser will consider participation by a Master Fund in all appropriate investment opportunities that are under consideration for those other Adviser Accounts. There may be circumstances, however, under which the Adviser will cause one or more Adviser Accounts to commit a different percentage of their respective assets to an investment opportunity than the Adviser commits of a Master Fund's assets. There also may be circumstances under which the Adviser will consider participation by the Adviser Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of a Master Fund, or vice versa.

The Adviser will evaluate for each Master Fund and for each Adviser Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for each Master Fund or Adviser Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (I.E., size of obtainable position); (4) the transaction costs involved; and (5) applicable investment or regulatory limitations. Because these considerations may differ for each Master Fund and each Adviser Account in the context of any particular investment opportunity, the investment activities of the Master Funds and the Adviser Accounts may differ from time to time. In addition, the fees and expenses of the Funds and the Master Funds may differ from those of the Adviser Accounts. Accordingly, the future performance of each Fund and each Adviser Account may vary.

In cases where the Adviser determines that it is appropriate for a Master Fund and one or more Adviser Accounts to participate in an investment transaction in the same Hedge Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that a Master Fund participates, or participates to the same extent as the Adviser Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other, and the Adviser will seek to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where a Master Fund could be disadvantaged because of the investment activities conducted by the Adviser for the Adviser Accounts. Such situations may be based on, among other things, the following:
(1) legal restrictions or other limitations (including limitations imposed by Hedge Fund Managers with respect to Hedge Funds) on the combined size of positions that may be taken by the Master Funds and the Adviser Accounts, thereby limiting the size of a Master Fund's position or the availability of the investment opportunity; (2) difficulty in liquidating an investment for a Master Fund and an Adviser Account where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, a Master Fund may be legally restricted from entering into a "joint transaction" (as defined in the 1940 Act) with an Adviser Account with respect to the securities of an issuer without first obtaining exemptive relief from the SEC.

Managers, officers, employees and affiliates of the Adviser may buy and sell securities, including Hedge Funds or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of a Master Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by managers, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, that are the same as, different from or made at a different time from positions taken for a Master Fund. The Adviser may invest in Hedge Funds whose service providers may be Credit Suisse affiliates. Such Hedge Funds are not considered affiliates of the Funds by reason of such services that are provided to the Hedge Funds in the normal course of business.

OTHER MATTERS

Except in accordance with applicable law, the Adviser and its affiliates are not permitted to buy securities or other property from, or sell securities or other property to, a Master Fund. However, subject to certain conditions imposed by applicable rules under the 1940 Act, a Master Fund may effect certain principal transactions in securities with one or more accounts managed by the Adviser, except for accounts as to which the Adviser or any of its affiliates serves as a general partner or as to which they may be deemed to be an affiliated person (or an affiliated person of such a person), other than an affiliation that results solely from the Adviser or one of its affiliates serving as an investment adviser to the account. These transactions would be made in circumstances where the Adviser has determined it would be appropriate for a Master Fund to purchase (or sell), and the Adviser determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates, and of their respective directors, managers, officers or employees, may give rise to additional conflicts of interest.

                        REORGANIZATION OF PRIVATE FUNDS

The Multi-Strategy Master Fund and the Long/Short Equity Master Fund have each succeeded to the investments of various private funds sponsored by the Adviser.

                                 TAX ASPECTS

The following is a summary of certain aspects of the income taxation of each Fund, its Members and its respective Offshore Feeder Fund and of each Master Fund, that should be considered by a prospective Member. Each Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other federal, state or local agency with respect to any of the tax issues affecting the Fund. Further, each Fund has not obtained an opinion of counsel with respect to any federal tax issues other than the characterization of such Fund as a partnership for federal income tax purposes and the absence of UBTI.

This summary of certain aspects of the federal income tax treatment of a Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations"), and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in a Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the federal income tax laws, such as insurance companies.

EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A FUND.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus and this SAI regarding liquidity and other financial matters to ascertain whether the investment objective of a Fund is consistent with their overall investment plans. Further, tax-exempt organizations should consider carefully the discussion of UBTI contained in this SAI. Prospective tax-exempt investors are urged to consult their own counsel and tax advisors regarding the acquisition of Units.

                        TAX TREATMENT OF FUND OPERATIONS


CLASSIFICATION OF THE FUNDS

Each Fund has received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Funds, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board and the Master Fund Board, such Fund and its corresponding Master Fund will be treated as partnerships for federal income tax purposes and not as associations taxable as corporations.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership where the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof).

The Section 7704 Regulations include a "redemption or repurchase agreement" safe harbor under which partnership interests can avoid being treated as readily tradable. The Section 7704 Regulations provide that this safe harbor applies in the case of a "redemption or repurchase agreement," which is defined as "a plan of redemption or repurchase maintained by a partnership whereby the partners may tender their partnership interests for purchase by the partnership, another partner or a person related to another partner". The Section 7704 Regulations provide that the transfer of an interest in a partnership pursuant to a redemption or repurchase agreement is disregarded in determining whether interests in the partnership are readily tradable if (1) the redemption or repurchase agreement provides that the redemption or repurchase cannot occur until at least 60 calendar days after the partner notifies the partnership in writing of the partner's intention to exercise the redemption or repurchase right, (2) the redemption or repurchase price is established not more than four times during the partnership's taxable year, and (3) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership does not exceed 10 percent of the total interests in partnership capital or profits.

Each Fund's LLC Agreement contains provisions satisfying two of the requirements for a safe-harbor redemption or repurchase agreement. First, each LLC Agreement provides that the Fund will repurchase Units only if they have been tendered at least 30 days prior to a Valuation Date (as defined in the LLC Agreement); and it will pay the repurchase price approximately, but no earlier than, 30 days after the Valuation Date (therefore, in no event less than 60 days after the written tender thereof). Second, each LLC Agreement provides that Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (i.e., four times per fiscal year).

The third condition of the "redemption or repurchase agreement" safe harbor is that the repurchased interests' partnership capital or profits not exceed 10 per cent per year of the total interests in partnership capital or profits. Each Fund's LLC Agreement does not contain an explicit limitation on the quantity of Units that can be repurchased in any year. Nevertheless, the transfer restrictions and repurchase provisions of each Fund's LLC Agreement are sufficient to meet the requirements of the "redemption or repurchase agreement" safe harbor as set forth in the Section 7704 Regulations in any year in which a Fund repurchases Units not in excess of 10 percent of the total interests in such Fund's capital or profits.

In the event that, in any year, a Fund repurchases Units in excess of 10 percent of the total interests in the Fund's capital or profits, the Fund will not satisfy the "redemption or repurchase agreement" safe harbor. The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event, the partnership's status is examined to determine whether, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. Kirkpatrick & Lockhart Preston Gates Ellis LLP also has rendered its opinion that each Fund will not be a publicly traded partnership treated as a corporation for purposes of the Section 7704 due to the application of the "redemption or repurchase agreement" safe harbor in any year in which a Fund repurchases Units not in excess of 10 percent of the total interests in that Fund's capital or profits and that, in the event that a Fund in any year repurchases Units in excess of 10 percent of the total interests in that Fund's capital or profits, the Fund may still avoid being considered a publicly traded partnership if the facts and circumstances with respect to that Fund's repurchases of Units, including the amount of Units being repurchased in such year and the pattern of repurchases of Units over the life of the Fund, indicate that the Fund is not providing the equivalent of a secondary market for its Units that is comparable, economically, to trading on an established securities market. Based upon the anticipated operations of each Fund, Units will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, each Fund will not be treated as a publicly traded partnership taxable as a corporation.

The opinions of counsel described above, however, are not binding on the Service or the courts. If it were determined that a Fund should be treated as an association or a publicly traded partnership taxable as a corporation for federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of such Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of such Fund; and Members would not be entitled to report profits or losses realized by such Fund.

On June 14, 2007, the Chairman and the Ranking Republican Member of the United States Senate Committee on Finance introduced legislation that would tax as corporations publicly traded partnerships that directly or indirectly derive income from investment adviser or asset management services. As proposed, the legislation limits the availability of the "qualifying income" exception to corporate tax treatment of publicly traded partnerships as provided under Code
Section 7704(c). Inasmuch as no Fund relies upon the "qualifying income" exception of Section 7704(c), the proposed legislation in its current form would not affect the tax treatment of a Fund. It is possible, however, that the proposed legislation could be modified during the legislative process in a manner that could create adverse tax consequences for the Funds.

CLASSIFICATION OF THE OFFSHORE FEEDER FUNDS

The tax status of each Offshore Feeder Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that each Offshore Feeder Fund is owned, managed and operated as contemplated and reflects counsel's consideration of the fact that shares of the Offshore Feeder Fund will be held by a Fund and that Units in each Fund will be held by U.S. tax-exempt entities. The summary is considered to be a correct interpretation of existing laws as applied on the date of this Prospectus but no representation is made or intended by an Offshore Feeder Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the Service will agree with the interpretation described below as applied to the method of operation of each Offshore Feeder Fund. Persons interested in subscribing for Units in a Fund should consult their own tax advisers with respect to the tax consequences, including the income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Units.

1. Each Offshore Feeder Fund will be classified as an association taxable as a corporation for United States federal income tax purposes.

2. An Offshore Feeder Fund generally will not be subject to taxation by the United States on income or gain realized by its corresponding Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that such income or gain of the Master Fund is not treated as effectively connected with a U.S. trade or business conducted by either the Master Fund or any Hedge Fund in which the Master Fund invests.

Section 864(b)(2) of the Code provides a safe harbor pursuant to which a foreign entity that engages in the United States in trading securities for its own account will not be deemed to be engaged in a U.S. trade or business. Each Master Fund intends generally to conduct its activities in a manner so as to meet the requirements of this safe harbor. If the activities are conducted in such a manner, a Master Fund's securities trading activities should not constitute a U.S. trade or business, and an Offshore Feeder Fund generally should not be subject to the regular United States federal income tax on its allocable share of its Master Fund's trading profits. However, certain activities of Hedge Funds in which a Master Fund invests may be determined to be outside the scope of this safe harbor, in which case such Master Fund, and therefore its Offshore Feeder Fund, may be considered to be engaged in a United States trade or business.

To the extent that a Master Fund is not deemed to be engaged in a U.S. trade or business, the corresponding Offshore Feeder Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Master Fund invests are not classified as United States real property interests within the meaning of Section 897 of the Code. The Master Funds do not intend to invest in any securities that would be classified as United States real property interests. Interests in certain Hedge Funds, or in companies in which Hedge Funds may invest, including shares in real estate investment trusts (REITs), may be classified as "United States real property interests" within the meaning of Code
Section 897. In such cases, the gain from the sale of such "United States real property interests," would be treated as "effectively connected" income subject to United States federal income tax as discussed below. An Offshore Feeder Fund will, however, be subject to a U.S withholding tax at a 30% rate applicable to dividends and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for "portfolio interest," each Offshore Feeder Fund will provide its Master Fund with a statement regarding the Offshore Feeder Fund's foreign status on IRS Form W-8BEN or its equivalent. Also, the Offshore Feeder Funds and Master Funds do not expect to maintain cash reserves, but generally intend to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

An investment in a Master Fund should not cause an Offshore Feeder Fund to receive income that is "effectively connected" with a U.S. trade or business so long as (i) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Master Fund consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Master Fund invests is also not deemed to be engaged in a U.S. trade or business. With respect to condition (iii), the Master Fund has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. Each Master Fund, however, intends to use reasonable efforts to monitor the extent to which the Hedge Funds in which it invests engage in activities that would be considered engaging in a U.S. trade or business giving rise to effectively connected income.

Although Master Funds monitor and attempt to analyze whether or not income they receive from Hedge Funds might be "effectively connected" income, Master Funds generally must rely upon each Hedge Fund to report whether, and to what extent, income generated by such Hedge Fund is effectively connected income. A Master Fund might also determine, after taking into account the tax consequences to the applicable Offshore Feeder Fund of receiving effectively connected income, that a Hedge Fund generating significant effectively connected income presents an appropriate investment opportunity for the Master Fund and the applicable Fund.

In the event that a Master Fund were found to be engaged in a U.S. trade or business during any taxable year, the corresponding Offshore Feeder Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed. In addition, in such event, the Master Fund would be required to withhold such taxes from the income or gain allocable to the Offshore Feeder Fund under Section 1446 of the Code.

3. Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income from a trade or business unrelated to the exempt activities carried on by a tax-exempt entity. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In light of the taxability of UBTI received by a tax-exempt entity, a Tax-Exempt Member should consult its tax adviser before purchasing Units. It will be the responsibility of any Tax-Exempt Member investing in a Fund to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that a Master Fund or Offshore Feeder Fund holds property that constitutes debt-financed property (E.G., purchases securities on margin or through other means of leverage) or property held primarily for sale to customers ("dealer" property) or becomes actively involved in trading securities, income attributable to such property or activity may constitute UBTI. However, such UBTI should not be attributable to shareholders because each Offshore Feeder Fund is classified for U.S. income tax purposes as an association taxable as a corporation and UBTI generally will not pass through or be deemed to pass through a corporation to its U.S. tax-exempt shareholders.

The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their pro rata share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) "passive foreign investment companies" ("PFICs") and (ii) "controlled foreign corporations" ("CFCs"). Because all of the shares of each Offshore Feeder Fund will be held by a Fund, which is a U.S. partnership for income tax purposes, each Offshore Feeder Fund will be considered a CFC for U.S. income tax purposes.

A "U.S. shareholder" (as defined below) of a CFC generally must include in income currently its pro rata share of, among other things, the CFC's "Subpart F income," whether or not currently distributed to such shareholder. "Subpart F income" includes the various passive types of investment income such as dividends, interest, gains from the sale of stock or securities and gains from futures transactions in commodities. A "U.S. shareholder" is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by "U.S. shareholders." Because each Fund, a U.S. partnership, will own 100% of the stock of an Offshore Feeder Fund, each Offshore Feeder Fund will be treated as a CFC.

"Subpart F income" of a CFC that is currently taxed to a "U.S. shareholder" is not subject to tax again in its hands when actually distributed to such shareholder. Where income is taxable under both the PFIC rules and Subpart F, Subpart F is given precedence, and such income is taxed only once. In addition, a corporation will not be treated with respect to a shareholder as a PFIC during the "qualified portion" of such shareholder's holding period with respect to stock in such corporation. Generally, the term "qualified portion" means the portion of the shareholder's holding period during which the shareholder is a "U.S. shareholder" (as defined above) and the corporation is a CFC.

Under current law applicable to U.S. tax-exempt entities, income attributed from a CFC or PFIC to a tax-exempt entity is taxable to a tax-exempt entity only if the income attributed from the CFC or PFIC is made taxable to the tax-exempt entity under the Code and Regulations relating to particular categories of UBTI (for example, if an Offshore Feeder Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code). The Offshore Feeder Funds do not expect to generate UBTI of this type.

Each Fund has received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Funds, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of each Fund allocable to Tax-Exempt Members (subject to certain exceptions) should not constitute UBTI. The Funds have not sought a ruling from the Service with respect to any of the tax issues affecting the Funds.

The foregoing discussion is intended to apply primarily to tax-exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as "charitable remainder trusts" that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. For these reasons, a Fund would not be an appropriate investment for charitable remainder trusts.

4. There are no income, corporate, capital gains or other taxes in effect in the Cayman Islands on the basis of present legislation. Each Offshore Feeder Fund is an exempted company under Cayman Islands law and has made an application to the Governor-in-Council of the Cayman Islands for, and expects to receive, an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which will provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to an Offshore Feeder Fund or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of shares. An annual registration fee will be payable by each Offshore Feeder Fund to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital.

OTHER TAX CONSIDERATIONS OF FUND OPERATIONS

UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE MASTER FUNDS AND HEDGE FUNDS, AS WELL AS THE TAX IMPACT OF SUCH INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS ON THE OFFSHORE FEEDER FUNDS AS A RESULT OF BEING INVESTORS IN THE MASTER FUNDS AND, THROUGH THE MASTER FUNDS, INDIRECT INVESTORS IN HEDGE FUNDS.

As an entity treated as a partnership for tax purposes, each Fund is not itself subject to federal income tax. Each Fund will file annual partnership information returns with the Service that will report the results of operations. Each Member will be required to report separately on its income tax return its distributive share of a Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss.

Because each Offshore Feeder Fund will be treated as a corporation for federal income tax purposes, however, the corresponding Fund, and therefore its Members, will receive taxable income to the extent of dividends paid by such Offshore Feeder Fund or earlier in the event that CFC rules (mentioned above) require a Fund to include some portion of the Offshore Feeder Fund's income in its own income even when no dividends are paid. Each Offshore Feeder Fund's income will be its share of the taxable income of the corresponding Master Fund, which, in turn, will receive allocations of its shares of the taxable income of Hedge Funds. Generally, neither the Fund nor the Offshore Feeder Funds will have any power to control the timing of cash distributions by Hedge Funds. In addition, the Funds do not intend to make periodic distributions of net income or gains, if any, to Members. The amount and timing of any distributions will be determined in the sole discretion of each Board. Accordingly, it is likely that a Member's share of income from a Fund could exceed the distributions, if any, the Member receives from such Fund. As discussed below, Members will be furnished with a tax information report annually stating each Member's respective share of a Fund's tax items. Members that are tax-exempt entities generally will not be subject to income tax on their allocable share of a Fund's income and gains.

ALLOCATION OF PROFITS AND LOSSES. Under each LLC Agreement, a Fund's net capital appreciation or net capital depreciation for each accounting period is allocated among the Members of that Fund and to their capital accounts without regard to the amount of income or loss actually recognized by a Fund for federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by a Fund for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of a Fund's net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years.

TAX ELECTIONS; RETURNS; TAX AUDITS. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section
754. Under each LLC Agreement, at the request of a Member, the Board, in its sole discretion, may cause a Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board does not presently intend to make such election.

The Board decides how to report the partnership items on the applicable Fund's tax returns, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which a Fund's items have been reported. In the event that income tax returns of a Fund are audited by the Service, the tax treatment of a Fund's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Members. A Member chosen by the Board, designated as the "Tax Matters Partner," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

                    TAX CONSEQUENCES TO A WITHDRAWING MEMBER

A Member receiving a cash liquidating distribution from a Fund, in connection with a complete withdrawal from a Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Units. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Member's contributions to a Fund. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of a Funds' "unrealized receivables" exceeds the Member's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by a Fund will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Member's adjusted tax basis in its Units.

As discussed elsewhere, each LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to a withdrawing Member to the extent its repurchase price would otherwise exceed its adjusted tax basis in its Units; and the Board may specially allocate items of loss to a withdrawing member to the extent its adjusted tax basis in its Units would otherwise exceed its capital account. Such a special allocation of gain or loss may result in the withdrawing Member recognizing capital gain, which may include short-term capital gain or loss, in the Member's last taxable year in a Fund, thereby reducing the amount of long-term capital gain or loss recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(c)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(c)(iii). Each Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if a Member is an "eligible partner", which term should include a Member whose contributions to the Fund consisted solely of cash, the distribution of securities would not be recharacterized as a distribution of cash.

                     TAX TREATMENT OF PORTFOLIO INVESTMENTS

IN GENERAL. Each Fund and corresponding Offshore Feeder Fund expect that the corresponding Master Fund and the Hedge Funds in which it invests through such Master Fund will each act as a trader or investor, and not as a dealer, with respect to their securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency Fluctuations-`Section 988' Gains or Losses" below) and certain other transactions described below, each Fund and its corresponding Offshore Feeder Fund expect that the gains and losses from the securities transactions of its corresponding Master Fund and the Hedge Funds typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time a Master Fund or a Hedge Fund, as the case may be, maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of a Master Fund.

A Master Fund may realize ordinary income from dividends and accruals of interest on securities. A Master Fund may hold debt obligations with an "original issue discount". In such case, the Master Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. A Master Fund may also acquire debt obligations with a "market discount". Upon disposition of such an obligation, a Master Fund generally will be required to treat gain realized as interest income to the extent of the market discount, which accrued during the period the debt obligation was held by a Master Fund. A Master Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. In such event, an Offshore Fund could have U.S. source income effectively connected with a trade or business and incur additional U.S. income tax. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income.(1)

---------------------------

(1) Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are: (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis; (ii) certain straddles; (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain; or (iv) any other transaction specified in the Regulations.

CURRENCY FLUCTUATIONS-"SECTION 988" GAINS OR LOSSES. To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by a Master Fund or a Hedge Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuations in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time a Master Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Master Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

As indicated above, a Master Fund or a Hedge Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if a Master Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by a Master Fund with respect to such instruments will be ordinary, unless: (i) the contract is a capital asset in the hands of a Master Fund and is not a part of a straddle transaction; and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

SECTION 1256 CONTRACTS. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation.
A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts and certain options contracts. Under these rules, Section 1256 Contracts held by a Master Fund at the end of each taxable year of the Master Fund are treated for federal income tax purposes as if they were sold by the Master Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by a Master Fund in computing its taxable income for such year. If a
Section 1256 Contract held by a Master Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations-'Section 988' Gains or Losses.") If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gains to the extent that such gains include gains on Section 1256 Contracts.

MIXED STRADDLE ELECTION. The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. A Master Fund (and any Hedge Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by a Master Fund will be accepted by the Service.

SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in a Master Fund's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by a Master Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by a Master Fund.

Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if a Master Fund holds a short sale position that would result in gain if it were closed, and it then acquires property that is the same as or substantially identical to the property sold short, a Master Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if a Master Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Master Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

                                 FOREIGN TAXES

It is possible that certain dividends and interest directly or indirectly received by a Master Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, a Master Fund or a Hedge Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

                       UNRELATED BUSINESS TAXABLE INCOME

Generally, an exempt organization is exempt from federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner. This type of income is exempt even if it is realized from securities trading activity that constitutes a trade or business.

This general exemption from tax does not apply to the UBTI of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of: (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year; and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the 12-month period ending with the date of such disposition. With respect to its investments, if any, in partnerships engaged in a trade or business, a Master Fund's income (or loss) from these investments may constitute UBTI if received by a tax-exempt organization.

A Master Fund and the Hedge Funds may incur "acquisition indebtedness" with respect to certain of their transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, a Master Fund will treat its short sales of securities, if any, and short sales of securities in which by Hedge Funds might engage, as not involving "acquisition indebtedness" and therefore not resulting in UBTI. To the extent a Master Fund recognizes income (I.E., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which would be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

To the extent a Master Fund recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the 12-month period ending with the date of their disposition, the percentage of such gain which would be treated as UBTI (if received by a tax-exempt organization) will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of a Master Fund, an allocable portion of deductions directly connected with the Master Fund's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the exempt organization's income and gains that is not treated as UBTI will continue to be exempt from tax. Therefore, the possibility of realizing UBTI should not affect the tax-exempt status of such an exempt organization. A charitable remainder trust will be subject to an excise tax under Section 664(c) of the Code for any year in which it has UBTI and such tax will be equal to 100% of such UBTI.
Also, a title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI.

Notwithstanding the extent to which a Master Fund generates income that would be treated as UBTI if received by a tax-exempt organization, such income will not be attributable to tax-exempt owners of Units in a Fund, as each Fund will not own a direct interest in its respective Master Fund. Rather, each Offshore Feeder Fund will own an interest in its respective Master Fund. Although each Offshore Feeder Fund might be considered to receive income that would be characterized as UBTI in the hands of a tax-exempt entity, each Offshore Feeder Fund is treated as a corporation for U.S. income tax purposes. As described above, a tax-exempt investor in an organization treated as a partnership for federal income tax purposes will be attributed its allocable share of UBTI generated by the partnership's activities. UBTI, on the other hand, does not pass through to the shareholders of an organization that is treated as a corporation for federal income tax purposes (except in the case of a captive foreign insurance company, which each Offshore Feeder Fund is not).
Accordingly, any income from the activities or investments of an Offshore Feeder Fund will not be included in the income of a tax-exempt investor in calculating its UBTI.

A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from a Fund. See "ERISA Considerations".

TAX SHELTER DISCLOSURE

Certain rules require taxpayers to disclose - on their federal income tax returns and, under certain circumstances, separately to the Office of Tax Shelter Analysis - their participation in "reportable transactions" and require "material advisors" to maintain investor lists with respect thereto. These rules apply to a broad range of transactions, including transactions that would not ordinarily be viewed as tax shelters, and to indirect participation in a reportable transaction (such as through a partnership). For example, an investor who is an individual will be required to disclose participation in a loss transaction, which would include a tax loss resulting from the sale or exchange of his or her Units, if the loss is at least $2 million in any single taxable year or $4 million in the taxable year in which the transaction is entered into and the five succeeding taxable years - those thresholds are $10 and $20 million, respectively, for investors that are C corporations. A loss transaction would also include a loss from foreign currency transactions of at least $50,000 in any single taxable year for individuals and trusts, either directly or through a pass-through entity. Losses are adjusted for any insurance or other compensation received but determined without taking into account offsetting gains or other income or limitations on deductibility.

An excise tax and additional disclosure requirements may apply to certain tax-exempt entities that are "parties" to certain types of reportable transactions. A notice recently issued by the IRS provides that a tax-exempt investor in a partnership will generally not be treated as a "party" to a prohibited tax shelter transaction, even if the partnership engages in such a transaction, if the tax-exempt investor does not facilitate the transaction by reason of its tax-exempt, tax indifferent or tax-favored status. There can be no assurance, however, that the IRS or Treasury Department will not provide guidance in the future, either generally or with respect to particular types of investors, holding otherwise.

Failure to comply with the disclosure requirements for reportable transactions or prohibited tax shelter transactions can result in the imposition of penalties. Prospective investors are urged to consult with their own tax advisers with respect to the effect of these rules on an investment in a Fund.

NOTWITHSTANDING ANYTHING TO THE CONTRARY, EACH INVESTOR (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF THE INVESTOR) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF AN INVESTMENT IN A FUND AND ALL MATERIALS OF ANY KIND (INCLUDING OPINIONS OR

OTHER TAX ANALYSIS) THAT ARE PROVIDED TO THE INVESTOR RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE (AS SUCH TERMS ARE DEFINED IN TREASURY REGULATION
SECTION 1.6011-4).


           CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

PRIVATE FOUNDATIONS. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels and the need for diversification within the foundation's portfolio.

In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes) over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in a Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in a Fund is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member that is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in a Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in a Fund is not significant in relation to the value of other assets held by a foundation.

In some instances, an investment in a Fund by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of a Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in a Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from a Fund is "passive" within the applicable provisions of the Code and Regulations. Although there can be no assurance, the Board believes that each Fund will meet such 95% gross income test.

A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

QUALIFIED RETIREMENT PLANS. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. See "ERISA Considerations".

ENDOWMENT FUNDS. Investment managers of endowment funds should consider whether the acquisition of Units is legally permissible. This is not a matter of federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

                            STATE AND LOCAL TAXATION

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in a Fund. State and local tax laws differ in the treatment of a limited liability company such as a Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, each Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction. State and local laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of a Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which a Fund acquires an interest may conduct business in a jurisdiction that will subject to tax a Member's share of the partnership's income from that business. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

Each Member will also generally be required to include such Member's share of partnership income in determining its taxable income in the state and local jurisdiction in which it is a resident and may not be subject to personal property taxes. To the extent that a non-resident Member pays taxes to other jurisdictions due to a Fund's conduct of business there, it may be entitled to a deduction or credit against taxes owed to its state of residence with respect to the same income.

Each Fund has been organized under the laws of the State of Delaware and maintains its office and operations in New York. Neither New York State nor New York City currently imposes any income tax on partnerships (including limited liability companies treated as partnerships such as the Funds).

New York City imposes an Unincorporated Business Tax ("UBT") on unincorporated entities (such as a Fund or a partnership in which a Fund may indirectly invest) engaged in business within New York City. However, there is an exception for entities trading in stocks and securities for its own account. It is expected, although no assurances can be given, that each Fund and any partnership in which a Fund indirectly invests will meet this exception and that UBT will not apply.

New York State imposes an income tax on any New York source income earned by a non-New York State resident, including the Offshore Fund. There is an exception for income earned from trading in stocks or securities for such non-New York State resident's own account. It is expected, although no assurances can be given, that the Offshore Fund will meet this exception and will not be (and thus, a Member of the Fund will not indirectly be) subject to New York State income taxes on its allocable share of income earned by a Master Fund.

Since Members may be affected in different ways by state and local laws each prospective Member is advised to consult with its personal tax adviser regarding the state and local taxes payable in connection with an investment in a Fund.

                              ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which are not subject to ERISA but are subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in a Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is reasonably designed to further the ERISA Plan's purposes, an examination of risk and return factors, that investment's composition with regard to diversification, the liquidity and current return of the ERISA Plan's total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects-Unrelated Business Taxable Income" and "Tax Aspects-Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the ERISA Plan's total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in a Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in a Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches such fiduciary's responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because each Fund is registered as an investment company under the 1940 Act, the underlying assets of each Fund should not be considered to be "plan assets" of the ERISA Plans investing in a Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA by reason of its authority with respect to a Fund. A Benefit Plan which proposes to invest in the Funds will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand a Fund's investment objective, policies and strategies, that the decision to invest plan assets in a Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and that such investment is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Benefit Plan Members may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Members should consult with counsel to determine if participation in a Fund is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in a Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in a Fund.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Members should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Units.

                ADDITIONAL PAYMENTS TO FINANCIAL INTERMEDIARIES

The Distributor (or one of its affiliates) may pay from its own resources additional compensation or commissions, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers, and to investor service providers, for ongoing investor servicing. Such payments, sometimes referred to as "revenue sharing," may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend the Funds instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

As of May 30, 2008, the following member firms of the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers, Inc.) have arrangements with the Distributor or Credit Suisse Securities (USA) LLC pursuant to which the firm is entitled to receive a revenue sharing payment:

Ameriprise Financial Services, Inc.
UBS Swiss Financial Advisers AG
                                   BROKERAGE

Each Hedge Fund Manager is directly responsible for placing orders for the execution of portfolio transactions for the Hedge Fund that it manages and for the allocation of brokerage. Transactions on U.S. securities exchanges and on some foreign securities exchanges involve the payment of negotiated brokerage commissions. On most foreign securities exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities typically include undisclosed commissions or mark-ups.

In selecting broker-dealers to execute transactions on behalf of a Hedge Fund, it is expected that each Hedge Fund Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided and the firm's risk in positioning a block of securities. Although it is expected that each Hedge Fund Manager will generally seek reasonably competitive commission rates, a Hedge Fund Manager will not necessarily pay the lowest commission available on each transaction. The Hedge Fund Managers will typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Hedge Fund Managers with respect to Hedge Funds may vary and will be governed by each Hedge Fund's organizational documents.

Consistent with the principle of seeking best price and execution, a Hedge Fund Manager may place orders for a Hedge Fund with brokers that provide the Hedge Fund Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or purchasers or sellers of securities and analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Hedge Fund Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Hedge Fund Managers or their affiliates in providing services to clients other than the Hedge Funds.
In addition, not all of the supplemental information is necessarily used by a Hedge Fund Manager in connection with the Hedge Fund it manages. Conversely, the information provided to a Hedge Fund Manager by broker-dealers through which other clients of the Hedge Fund Manager or its affiliates effect securities transactions may be useful to the Hedge Fund Manager in providing services to the Hedge Fund.

Based on representations in Hedge Fund offering documents, each Fund and its corresponding Master Fund believe that Hedge Funds will generally follow practices similar to those described above. As discussed in the sections of the Prospectus addressing the risks of investing in Hedge Funds, however, each Fund and its respective Master Fund have no control over Hedge Fund brokerage arrangements or operations and there is a risk of Hedge Fund misconduct.

                              VALUATION OF ASSETS

Each Fund will compute its net asset value as of the last business day of each "fiscal period" (as defined under "Units and Capital Accounts" in the Prospectus). Such computation is expected to occur on a monthly basis and other times at the Board's discretion. In determining its net asset value, each Fund will value its investments as of such fiscal period end. The net asset value of a Fund will equal the value of the assets of that Fund less all of its liabilities, including accrued fees and expenses. It is expected that the assets of each Fund will consist primarily of each Fund's interest in its corresponding Master Fund. In computing its net asset value, each Fund will value its interest in the Master Fund at the net asset value provided by the Master Fund to the respective Fund.

Each Master Fund's Board has approved procedures pursuant to which the Master Fund will value its investments in Hedge Funds at fair value. As a general matter, the fair value of a Master Fund's interest in a Hedge Fund will represent the amount that the Master Fund could reasonably expect to receive from a Hedge Fund or from a third party if the Master Fund's interest were redeemed or sold at the time of valuation, based on information available at the time the valuation is made and that the Master Fund reasonably believes to be reliable. In accordance with these procedures, fair value as of each fiscal period end ordinarily will be the value determined as of such fiscal period end for each Hedge Fund in accordance with the Hedge Fund's valuation policies and reported by the Hedge Fund or the Hedge Fund's administrator at the time of such valuation to the Master Fund or the Administrator. The pricing provided by the Hedge Funds will ordinarily be confirmed by the Administrator and reviewed by the Adviser. A Master Fund may not have a Hedge Fund's reported valuation as of a particular fiscal period end-for example, in the event that a Hedge Fund does not report a fiscal period end value to the Master Fund on a timely basis. In such cases, the Master Fund would determine the fair value of such a Hedge Fund based on any relevant information available at the time the Master Fund values its portfolio, including the most recent value reported by the Hedge Fund. Any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Master Fund's valuation date.

When investing in any Hedge Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Hedge Fund. As a general matter, such review will include a determination of whether the Hedge Fund utilizes market values when available, and otherwise utilizes principles of fair value that the Adviser reasonably believes to be consistent with those used by the Master Fund for valuing its own investments. Although the procedures approved by each Master Fund's Board provide that the Adviser will review the valuations provided by Hedge Fund Managers, neither the Adviser nor the Master Fund's Board will be able to confirm independently the accuracy of valuation calculations provided by the Hedge Fund Managers.

Each Fund's and Master Fund's valuation procedures require each Fund, Master Fund and the Adviser to consider relevant information available at the time that a Fund and its Master Fund value their respective portfolios. The Adviser and/or each Master Fund's Board will consider such information, and may conclude in certain circumstances that the information provided by the Hedge Fund Manager does not represent the fair value of a Master Fund's interests in the Hedge Fund. Although redemptions of interests in Hedge Funds are subject to advance notice requirements, Hedge Funds will typically make available net asset value information to their investors which represents the price at which, even in the absence of redemption activity, the Hedge Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Hedge Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by a Master Fund's Board, in the absence of specific transaction activity in interests in a particular Hedge Fund, a Master Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Consistent with industry practice, a Master Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Hedge Fund. In other cases, as when a Hedge Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Hedge Fund interests, a Master Fund may determine that it is appropriate to apply a discount to the net asset value of the Hedge Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Master Fund's Board.

The valuations reported by the Hedge Funds' administrators or the Hedge Fund Managers, upon which each Master Fund's Administrator calculates that Master Fund's fiscal period end net asset values, may be subject to later adjustment by the Hedge Fund Managers or the Hedge Funds' administrators, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Hedge Funds are audited by those funds' independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Any material adjustments in the valuations of the Hedge Funds will be reflected in a Fund's net asset values for the relevant fiscal periods and may be reflected in the proceeds that a Member would receive upon the repurchase of Units, as described in the Prospectus in "Repurchases and Transfers of Units-Repurchase Procedures," or the purchase price paid at the time of the initial investment or additional subscription.

The procedures approved by each Master Fund's Board provide that, where deemed appropriate by the Adviser and/or the Board and consistent with the 1940 Act, investments in Hedge Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when a Master Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, a Master Fund's investment will be revalued in a manner that the Adviser, in accordance with procedures approved by that Master Fund's Board, determines in good faith best reflects approximate market value. Each Master Fund's Board will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to that Master Fund and consistent with applicable regulatory guidelines.

To the extent the Adviser invests the assets of a Master Fund in securities or other instruments that are not investments in Hedge Funds, a Master Fund's Administrator will generally value such assets as described below. Domestic exchange-traded securities and NASDAQ-listed securities will be valued at their last sales prices as reported on the exchanges where such securities are traded. If no sales prices are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer or pricing service. Securities traded on a foreign securities exchange will generally be valued at their last sales prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by the appropriate exchange, dealer or pricing service. Redeemable securities issued by a registered open-end investment company will be valued at the investment company's net asset value per share less any applicable redemption fee. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith in accordance with procedures approved by a Master Fund's Board.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for an asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or a Master Fund's Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Debt securities will be valued in accordance with each Master Fund's valuation procedures, which generally provide for using a third-party pricing system, agent or dealer selected by the Adviser, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. Each Master Fund's Board will monitor periodically the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuations are determined by the Master Fund's Board to represent fair value.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Master Fund is determined. When such events materially affect the values of securities held by a Master Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by that Master Fund's Board.

The Adviser acts as investment adviser to other clients that may invest in securities for which no public market price exists. The Adviser or other parties responsible for valuing such securities may use other methods of valuation in these contexts that may result in differences in the value ascribed to the same security owned by a Master Fund and other clients. Consequently, the fees charged to a Master Fund and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of a Master Fund, including the Adviser's Management Fees and the costs of any borrowings, are accrued on a monthly basis on the day that the net asset value is calculated and taken into account for the purpose of determining the net asset value.

Prospective Members should be aware that situations involving uncertainties as to the value of Master Fund positions could have an adverse effect on the net asset value of a Master Fund if the judgments of that Master Fund's Board, the Adviser or Hedge Fund Managers should prove incorrect. Also, Hedge Fund Managers will only provide determinations of the net asset value of Hedge Funds on a periodic basis, typically monthly. Consequently, it may not be possible to determine the net asset value of a Master Fund more frequently.

        INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

PricewaterhouseCoopers, LLP serves as the independent registered public accounting firm of each Fund, its respective Offshore Fund and each Master Fund. Its principal business address is 300 Madison Avenue, New York, New York 10017.

Kirkpatrick & Lockhart Preston Gates Ellis LLP acts as counsel to each Fund and Master Fund. Its business address is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.

                                   CUSTODIAN

[PFPC Trust Company] (the "Custodian") serves as the custodian of each Fund's, its respective Offshore Fund's and each Master Fund's assets, and may maintain custody of assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies). Assets of a Master Fund are not held by the Adviser or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is 8800

Tinicum Boulevard, 3rd Floor, Philadelphia, Pennsylvania 19153.

                RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS

(As of May 30, 2008, based on the Fund's net asset value for the preceding month)

CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY INSTITUTIONAL FUND, LLC

              Record Owner                        Percentage Ownership
              ------------                        --------------------
                                                    (Approximate)
                                                    -------------

JPMorgan Chase as Trustee FBO Citizens Pension         25.47%
Plan Master Trust

Credit Suisse Nassau Branch                            65.36%


CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC

          Record Owner                            Percentage Ownership
          ------------                            --------------------
                                                      (Approximate)
                                                      -------------

IRA FBO Steven M. Pagnotta Pershing LLC as               6.46%
Custodian

IRA FBO Diane M. Naegele Pershing LLC as                10.53%
Custodian

Pensco Trust Co. Cust. FBO David O.                     17.71%

IRA FBO David W. Devonshire Pershing LLC as              7.88%
Custodian

IRA FBO Hector Cuellar Ameriprise Financial as           5.48%
Custodian

Each Fund may be required to disclose certain information regarding 5% record owners pursuant to applicable securities laws.

Citizens Pension Plan Master Trust and Credit Suisse Nassau Branch, through their beneficial ownership of over 25% of the Fund's outstanding Units, are presumed to "control" the Fund under the 1940 Act. Citizens Pension Plan Master Trust is headquartered in the state of Connecticut, Credit Suisse Nassau Branch is domiciled in Nassau, Bahamas and is a wholly-owned subsidiary of Credit Suisse AG. Under the 1940 Act, "control" means the "power to exercise a controlling influence over the management or policies of" the Fund, unless such power is solely the result of an official position with the Fund. As a result of this control relationship, Citizens Pension Plan Master Trust and Credit Suisse Nassau Branch are each in a position to substantially influence the outcome of any vote held by the Members.

                            SUMMARY OF LLC AGREEMENT

The following is a summary description of additional items and of select provisions of the LLC Agreements that are not described elsewhere in this SAI or in the Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the form of LLC Agreement contained in Appendix B to the Prospectus.

LIABILITY OF MEMBERS. Members in a Fund will be members of a limited liability company as provided under Delaware law. Under Delaware law and each LLC Agreement, a Member will not be liable for the debts, obligations or liabilities of a Fund solely by reason of being a Member, except that the Member may be obligated to make capital contributions to a Fund pursuant to each LLC Agreement, to repay any funds wrongfully distributed to the Member. A Member may be required to contribute to a Fund, whether before or after the Fund's dissolution or and whether before or after the Member ceases to be a Member, such amounts as a Fund deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any Member, the aggregate amount of any distributions, amounts paid to the Member in connection with the repurchase of all or a portion of the Member's Units and any other amounts received by the Member from a Fund during or after the fiscal year to which any debt, obligation or liability of a Fund is incurred).

DUTY OF CARE. Each LLC Agreement provides that neither the Managers nor, if applicable, the Adviser (including certain of its affiliates, among others) shall be liable to a Fund or any of its Members for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. Each LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Managers by a Fund, but not by the Members individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of a Fund. A Manager will not be personally liable to any Member for the repayment of any balance in such Member's capital account or for contributions by such Member to the capital of a Fund or by reason of any change in the federal or state income tax laws applicable to a Fund or its Members. The rights of indemnification and exculpation provided under each LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

POWER OF ATTORNEY. By purchasing Units and by signing a Fund's LLC Agreement (which each Member will do by virtue of signing the Member certification form attached to the Prospectus as Appendix A), each Member will appoint the officers of its respective Fund and each of the Managers his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of a Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in a Fund or the Fund's LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of a Fund.

The power of attorney granted in each LLC Agreement is a special power-of-attorney coupled with an interest in favor of the officers of each Fund and each of the Managers and as such is irrevocable and continues in effect until all of such Member's Units have been withdrawn pursuant to a repurchase or redemption of the Units or a transfer to one or more transferees that have been approved by the Board for admission to each Fund as substitute Members.

TERM, DISSOLUTION AND LIQUIDATION.  A Fund will be dissolved:

o    Upon the affirmative vote to dissolve such Fund by the Board;

o Upon the failure of Members to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of such Fund; or

o    As required by operation of law.

Upon the occurrence of any event of dissolution, the Board or a liquidator acting as such under appointment by the Board is charged with winding up the affairs of a Fund and liquidating their assets. Net profits or net losses during the fiscal period including the period of liquidation will be allocated as described in the Prospectus under "Units and Capital Accounts-Allocation of Net Profits and Losses".

Upon the dissolution of a Fund, its assets are to be distributed: (1) first to satisfy the debts of the Fund, other than the debts, liabilities and obligations to Members, including liquidation expenses; (2) next to satisfy debts, liabilities and obligations owing to the Members; (3) next to the Adviser to the extent of any balance in the Adviser's account; and (4) finally to the Members on a pro rata basis in accordance with the positive balances in their respective capital accounts after giving effect to all allocations to be made to such Member's Capital Account for the fiscal period ending on the date of the distributions. Assets may be distributed in-kind on a pro rata basis.

VOTING. Each Member has the right to cast a number of votes equal to the number of Units held by such Member at a meeting of Members called by the Board. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of a Fund's agreement with any investment adviser to the Fund and certain other matters, to the extent that the 1940 Act requires a vote of Members on any such matters. Except for the exercise of their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of a Fund's business, and may not act for or bind a Fund.

Whenever each Fund, as an investor in a Master Fund through its respective Offshore Fund, is requested to vote on matters pertaining to such Master Fund (other than the termination of the Master Fund's business, which may be determined by the Managers of the Master Fund without investor approval), each Fund will hold a meeting of the Members and will vote its interest in its respective Master Fund through its respective Offshore Fund for or against such matters proportionately to the instructions to vote for or against such matters received from its Members. Each Fund shall vote Units for which they receive no voting instructions in the same proportion as the Units for which it receives voting instructions.

REPORTS TO MEMBERS. Each Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for such Members to complete federal and state income tax or information returns, along with any other tax information required by law. Each Fund will send a semi-annual and an audited annual report to Members within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding a Master Fund's operations during each fiscal quarter will also be sent to Members.

FISCAL YEAR. For accounting purposes, each Fund's fiscal year is the 12-month period ending on March 31. For tax purposes, the 12-month period ending December 31 of each year is the taxable year of each Fund. However, in certain circumstances a Fund may be required to adopt a taxable year ending on another date.

                      FUND ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to a Fund and reports to Members may include quotations of investment performance. In these materials, a Fund's performance will normally be portrayed as the net return to an investor in a Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray a Fund's investment performance. A Fund's investment performance will vary from time to time, and past results are not necessarily representative of future results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing a Fund, may also be used to advertise or market a Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of a Fund's investment performance to the performance of recognized market indices, risk measurement criteria and other information related to the portfolio's performance. Comparisons may also be made to economic and financial trends and data that may be useful for investors to consider in determining whether to invest in a Fund.

                              FINANCIAL STATEMENTS

Each Fund issues financial statements on an annual basis prepared in accordance with generally accepted accounting principles.

CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY INSTITUTIONAL FUND, LLC

Financial Statements as of March 31, 2008 and Report of the Independent Registered Public Accounting Firm are incorporated by reference to the Fund's Annual Report filed with the Commission on June 9, 2008.

CREDIT SUISSE ALTERNATIVE CAPITAL MULTI-STRATEGY MASTER FUND, LLC

Financial Statements as of March 31, 2008 and Report of the Independent Registered Public Accounting Firm are incorporated by reference to the Fund's Annual Report filed with the Commission on June 9, 2008.

CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC

Financial Statements as of March 31, 2008 and Report of the Independent Registered Public Accounting Firm are incorporated by reference to the Fund's Annual Report filed with the Commission on June 9, 2008.

CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC

Financial Statements as of March 31, 2008 and Report of the Independent Registered Public Accounting Firm are incorporated by reference to the Fund's Annual Report filed with the Commission on June 9, 2008.

                       APPENDIX A: WAIVERS OF SALES LOAD

WAIVERS OF SALES LOAD FOR CERTAIN PURCHASERS

Units purchased by the following investors may not be subject to any sales load (and no commissions to brokers or dealers are paid on such purchases):

     [ ]    The Adviser, the Distributor, or their affiliates;

     [ ] Present or former officers, managers, trustees, registered representatives and employees (and the "immediate family" of any such person, which term encompasses such person's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage (step-children, step-parents, etc.) of the Funds, the Distributor, the Adviser and affiliates of the Distributor or the Adviser and retirement plans established by them for their employees;

     [ ] Purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial or similar capacity;

     [ ] Purchasers who use proceeds from an account for which the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial or similar capacity, to purchase Units of the Funds;

     [ ] Broker-dealers and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals);

     [ ] Broker-dealers, investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Units of the Funds for: (i) their own accounts; or (ii) the accounts of eligible clients and that charge a fee to the client for their services;

     [ ] Clients of such investment advisers or financial planners described above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and

     [ ] Orders placed on behalf of other investment companies for which the Distributor, the Adviser or an affiliated company provides advisory or distribution services.

WAIVERS OF SALES LOAD IN CERTAIN TRANSACTIONS

Units issued or purchased in the following transactions are not subject to sales loads (and no commissions to brokers or dealers are paid on such purchases):

     [ ] Units issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Funds are a party; and

     [ ] Units purchased through the reinvestment of distributions from the Funds.

                            PART C-OTHER INFORMATION

ITEM 25.    FINANCIAL STATEMENTS AND EXHIBITS

(1)   Financial Statements:

      In Part A:  Financial Highlights

      In Part B:  Independent Auditor's Report*
                  Statement of Assets and Liabilities at March 31, 2008* Statement of Operations for the Year Ended March 31, 2008* Statement of Changes in Net Assets*
                  Statement of Cash Flows*
                  Notes to Financial Statements*
                  Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC:
                  Schedule of Investments**
                  Statement of Assets and Liabilities at March 31, 2008** Statement of Operations for the Year Ended March 31, 2008** Statement of Changes in Net Assets**
                  Statement of Cash Flows**
                  Notes to Financial Statements**

                  *Incorporated by reference to Registrant's Annual Report filed on Form N-CSR with the Securities and Exchange Commission (the "Commission") on June 9, 2008.

                 **Incorporated by reference to Credit Suisse Alternative
                   Capital Long/Short Equity Master Fund, LLC Annual Report filed on Form N-CSR with the Commission on June 9, 2008.

(2)   Exhibits:

      (a) (i) Certificate of Formation is incorporated by reference to Exhibit (a)(i) to the Registrant's initial registration statement on Form N-2 filed with the Commission on September 28, 2004 (the "Registration Statement").

            (ii) Limited Liability Company Agreement is incorporated by reference to Exhibit (a)(ii) to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on March 15, 2005 ("Pre-EA No. 1").

      (b)   By-Laws are incorporated by reference to Exhibit (b) to Pre-EA No.
            1.

      (c)   Not applicable.

      (d)   Not applicable.

      (e)   Not applicable.

      (f)   Not applicable.

      (g)   Not applicable.

      (h)   (i)  Distribution Agreement is incorporated by reference to Exhibit
            (h)(i) to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on July 31, 2007.

            (ii) Form of Selling Agreement between Credit Suisse First Boston LLC and selected dealers is incorporated by reference to Exhibit
            (h)(ii) to Pre-EA No. 1.

      (i)   Not applicable.

      (j) (i) Custodian Services Agreement is incorporated by reference to Exhibit (j)(i) to Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on March 31, 2005 ("Pre-EA No. 2").

            (ii) Escrow Agreement is incorporated by reference to Exhibit
            (j)(ii) to Pre-EA No. 2.

      (k) (i) Administration, Accounting and Investor Services Agreement is incorporated by reference to Exhibit (k)(i) to Pre-EA No. 2.

            (ii)  Services Agreement is incorporated by reference to Exhibit
            (k)(ii) to Pre-EA No. 2.

            (iii) Expense Limitation Agreement is incorporated by reference to Exhibit (k)(iii) to Post-Effective Amendment No. 1 to the Registration Statement filed with the Commission on July 5, 2005.

      (l) Opinion and Consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP is incorporated by reference to Exhibit (l) to Pre-effective Amendment No. 1 to the Registration Statement filed with the Commission on July 31, 2007.

      (m)   Not applicable.

      (n) (i) Opinion and Consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP on tax matters are incorporated by reference to Exhibit
            (n)(i) to Pre-EA No. 2.

            (ii)  Consent of PricewaterhouseCoopers LLP is filed herewith.

      (o)   Not applicable.

      (p) Agreement Regarding Provision of Initial Capital is incorporated by reference to Exhibit (p) to Pre-EA No. 2.

      (q)   Not applicable.

      (r) Code of Ethics is incorporated by reference to Exhibit (r) to Pre-EA No. 2.

      (s)   Powers of Attorney are filed herewith.

ITEM 26.    MARKETING ARRANGEMENTS

Distribution Agreement is incorporated by reference to Exhibit (h)(i) to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on July 31, 2007.

ITEM 27.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not Applicable.

ITEM 28.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC Credit Suisse Alternative Capital Multi-Strategy Master Fund, LLC

may be considered to be under common control with Registrant at the time of this filing. Each of the above-listed companies is organized in Delaware.

ITEM 29.    NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of record holders as of June 1, 2008 of each class of securities of the Registrant:


Title of Class                                          Number of Record Holders
--------------                                          ------------------------
Units of Limited Liability Company                      32
Interests, par value $0.01 per share

ITEM 30.    INDEMNIFICATION

Registrant's Limited Liability Company Agreement, By-Laws, and Distribution Agreement contain provisions limiting the liability, and providing for indemnification, of the Registrant's Managers and officers under certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to managers, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.    BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption "Investment Advisory Services" in the Statement of Additional Information; and
(ii) the Form ADV of Credit Suisse Alternative Capital, Inc. (the "Adviser") (File No. 801-55321) filed with the Commission, all of which are incorporated herein by reference.

ITEM 32.    LOCATION OF ACCOUNTS AND RECORDS

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, PFPC Trust Company, located at 8800 Tinicum Boulevard, 4th Floor, Philadelphia, PA 19153, and the Registrant's administrator, PFPC Inc., located at 301 Bellevue Parkway, Wilmington, Delaware 19809, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of the Adviser, located at 11 Madison Avenue, New York, NY 10017. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Adviser.

ITEM 33.    MANAGEMENT SERVICES

Not applicable.

ITEM 34.    UNDERTAKINGS

      1.    Not applicable.

      2.    Not applicable.

      3.    Not applicable.

      4.    The Registrant undertakes:

            a. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

            (1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

            (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            b. That, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

            c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            d. That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d), or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

            e. That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

            (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

            (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

            (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

      5.    Not applicable.

      6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

                                   SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York and the State of New York on the 30th day of June 2008.



     CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY INSTITUTIONAL FUND, LLC




                                           By:   /s/ Egidio Robertiello
                                                 ------------------------
                                                 Egidio Robertiello
                                                 President and Chairman


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 Signature               Title                                  Date
---------------------   -------------------------------------  -----------------

 /s/ Egidio Robertiello  Manager, President and Chairman        June 30, 2008
-----------------------
 Egidio Robertiello

 /s/ Sandra DeGaray      Chief Financial Officer and Treasurer  June 30, 2008
-------------------
 Sandra DeGaray

 /s/ Karin B. Bonding*   Manager                                June 30, 2008
----------------------
 Karin B. Bonding

 /s/ Philip B. Chenok*   Manager                                June 30, 2008
----------------------
 Philip B. Chenok

 /s/ Charles A. Hurty*   Manager                                June 30, 2008
----------------------
 Charles A. Hurty


    *By:    /s/Michael Ponder
            -----------------
            Michael Ponder
            Attorney-In-Fact**
            June 30, 2008

**  Powers of Attorney are filed herewith.

                                   SIGNATURES

Credit Suisse Alternative Capital Long/Short Equity Master Fund, LLC has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and the State of New York, on the 30th day of June 2008.

      CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC

                                           By:   /s/ Egidio Robertiello
                                                 ----------------------
                                                 Egidio Robertiello
                                                 President and Chairman


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 Signature               Title                                  Date
----------------------  -------------------------------------  -----------------

 /s/ Egidio Robertiello  Manager, President and Chairman        June 30, 2008
-----------------------
 Egidio Robertiello

 /s/ Sandra DeGaray      Chief Financial Officer and Treasurer  June 30, 2008
-------------------
 Sandra DeGaray

 /s/ Karin B. Bonding*   Manager                                June 30, 2008
----------------------
 Karin B. Bonding

 /s/ Philip B. Chenok*   Manager                                June 30, 2008
----------------------
 Philip B. Chenok

 /s/ Charles A. Hurty*   Manager                                June 30, 2008
----------------------
 Charles A. Hurty


    *By:    /s/ Michael Ponder
            ------------------
            Michael Ponder
            Attorney-In-Fact**
            June 30, 2008

**  Powers of Attorney are filed herewith.

                               INDEX TO EXHIBITS

  (n)(ii) Consent of PricewaterhouseCoopers LLP
  (s)     Powers of Attorney

                                      -9-